

Alaska Air Group

2007 ANNUAL REPORT



Bruce R. Kennedy

2007 marked not only Alaska's 75th anniversary but the passing of Alaska Air Group's former Chairman and CEO and long-time board member Bruce Kennedy.

Bruce led Alaska as CEO from 1979 to 1991 and helped build the company into what it is today. He stepped down as chairman and CEO to serve others through missionary and humanitarian work. Later, he devoted his talents to helping produce a new airplane specially designed to serve people in remote parts of the world.

He left behind a great legacy – not only through his leadership and contributions to the Alaska Air Group companies, but through his generous service to others, which has left its mark on all who were privileged to know him.

We will miss you, Bruce.

Alaska Air Group
2007 Annual Report

We promise to provide an exceptional customer experience that is safe, dependable and delivered with genuine and caring service.

— Our customer promise

To Our Stockholders

Living up to our promises — something we all learned when we were young — seems to get more complicated as we grow up. But regardless of how difficult it becomes, keeping promises is essential to the success of any business — especially to ours.

Our strategic plans at Alaska Airlines and Horizon Air revolve around living up to our promises to *all* our stakeholders. When customers buy tickets on our airlines, they expect us to get them where they want to go safely, on time and with their bags. Our employees trust us to provide good jobs with fair, market-based compensation and to make good on our retirement funding obligations. And we believe there is an implicit, if not explicit, promise to provide investors a reasonable return over the long term. Keeping these core promises is foundational to our future success.

But let's be frank. We haven't always delivered.

Our industry as a whole has struggled and some airlines have outright failed to live up to their promises over the past few years. There are plenty of excuses to go around, but to customers who missed important meetings or family gatherings, employees forced to change major life plans because they lost a portion of their hard-earned retirement incomes, and stockholders who lost their investments — excuses simply don't matter.



Bill Ayer, Chairman and CEO

While some things, such as soaring fuel prices and a sluggish economy, are out of our direct control, we decide how we're going to respond to circumstances that present themselves. And it's the sum of those decisions that determines our ultimate success or failure over the long term.

Let's look at how we performed in 2007 and what we're doing in 2008 to better position ourselves to live up to our promises.

Financial Results

At $92.3 million, or $2.28 per diluted share, Alaska Air Group's 2007 adjusted net income fell short of our plan and lagged our 2006 results. The primary reason was the significant rise in the cost of fuel combined with our inability to pass along those added costs through higher fares in the current competitive and economic environment.

Alaska Air Group Net Profit



Generally Accepted Accounting Principles (GAAP)
Adjusted for unusual items
150
100
50
0
-50
-100
($ millions)
-43.4
-88.3
-67.2
-67.5
13.5
-30.8
-15.3
5.2
84.5*
55.0
-52.6
137.7
125.0
92.3
2001
2002
2003
2004
2005
2006
2007

*(5.9) mil. after accounting change
See reconciliation of GAAP to adjusted amounts on page 112.

Airlines have many moving parts, but when you boil it down, there are just two main drivers of profitability — what it costs to provide our service and what our customers pay for it.

Costs

In 2007, we succeeded in lowering Alaska's non-fuel unit costs (CASM excluding fuel) by 3.2 percent. CASM excluding fuel for Horizon was up 2.8 percent, and if you exclude the costs associated with fleet transition, Horizon's unit costs increased only 0.3 percent last year. (To provide some perspective, Alaska's mainline operation accounted for about 80 percent of Alaska Air Group's $3.5 billion in total revenues last year while Horizon contributed about 20 percent.)

Alaska Airlines Unit Costs



Cost per Available Seat Mile (excluding fuel and unusual items)
9.0¢
8.5¢
8.0¢
7.5¢
7.0¢
8.73¢
8.52¢
8.34¢
7.92¢
7.90¢*
7.75¢*
7.50¢*
7.50¢*
Continuous Improvement
2001
2002
2003
2004
2005
2006
2007
2008 target

*Represents Alaska Airlines mainline flying

Horizon Air Unit Costs



Cost per Available Seat Mile (excluding fuel and unusual items)
20¢
18¢
16¢
14¢
12¢
18.95¢
15.99¢
15.80¢
13.58¢
13.35¢
14.19¢
14.58¢
14.60¢
Continuous Improvement
2001
2002
2003
2004
2005
2006
2007
2008 target

We're proud of the progress we've made lowering our non-fuel unit costs. During the past six years we've achieved $298 million in annual reductions at Alaska Airlines and $174 million at Horizon Air (measured in terms of 2007 available seat miles). But we're not yet where we need to be, and we have several initiatives underway that will help us continue to lower these costs, not the least of which is completing Alaska's transition to a single 737 fleet type later this year and Horizon's transition out of smaller, less-efficient Q200s in 2009.

We plan to replace the 37-seat Q200s with 76-seat Q400s. The Q400 provides twice as many seats for just a third more in operating cost, resulting in significantly lower unit costs. Lower unit costs mean we can offer lower fares and stimulate new traffic in some of our markets, such as the Seattle-Portland shuttle where our primary competition is the automobile.



THE
Slog

To see why Horizon's shuttle service beats driving, go to www.I-5slog.com

We're striving to make our operation as efficient as possible to better serve our customers, and this year we are making some significant investments at Alaska and Horizon that will lay the foundation for long-term service and cost benefits. We are focused on improving Alaska's on-time and baggage-handling performance in Seattle and are already beginning to see results from some of the changes we've made. At Horizon, where an unusually high level of planned maintenance contributed to a cost "bubble" in 2007, we are working hard to operate more efficiently and improve our cost structure.

The rising price of fuel has presented its own set of challenges. With crude oil at $65 per barrel in March 2007, who would have guessed we'd be looking at $100 or more per barrel just one year later. Fuel is now our largest expense, accounting for 28 percent of Alaska Air Group's total operating expense on an economic basis in 2007. And even though Alaska was able to grow while consuming the same amount of fuel as the year before (through our transition to more fuel-efficient 737-800s), the airline's fuel bill still rose by about $145 million in 2007 — and that's *after* a $53.4 million benefit from our fuel hedges.

Of course, the best way to control our fuel expense is to not burn it in the first place. Completing Alaska's fleet transition later this year means we will have one of the lowest fuel costs per available seat mile in the industry at a time when it matters most. And Horizon's fleet changes will translate into better fuel efficiency, as well.

Fuel Consumption by
Narrow-body Jet Aircraft Type



Alaska Airlines Fleet
17
16
15
14
13
12
11
10
Gallons/Seat
737-900 172 seats
737-800 157 seats
A320 149 seats
757-200 182 seats
737-700 124 seats
737-400 144 seats
A319 122 seats
MD-80* 140 seats
DC-9 140 seats
Type of Aircraft

*Alaska will retire its MD-80 fleet in 2008.
Based on nominal fuel burn for a trip length of 1,000 statute miles.
Assumes 100% load factor and 220 lbs for each passenger plus bag.
Source: The Boeing Company

Fuel Consumption by Regional Aircraft Type



Horizon Air Fleet
12
10
8
6
4
2
Gallons/Seat
Q400 76 seats
CRJ900 88 seats
Embraer 190 99 seats
CRJ700 70 seats
Q200* 37 seats
CRJ200 50 seats
E170 72 seats
Beech 1900 19 seats
Type of Aircraft

*Horizon will retire its Q200 fleet in 2009.
Based on nominal fuel burn for a trip length of 400 statute miles.
Assumes 100% load factor.
Source: Bombardier

We are conserving fuel in other ways, too. For example, by the end of this year almost all our Next-Generation aircraft will have winglets, which reduce fuel burn by about 3 percent. We've also developed "Required Navigation Performance" (RNP) procedures that save both fuel and time through more direct flight routings, allow us to perform constant-descent approaches, and decrease the need to over fly destinations due to inclement weather. Last year, the RNP approaches we developed kept us from having to divert more than 1,200 arrivals as a result of weather, saving an estimated $8 million in the process. These and other fuel-saving initiatives significantly reduce our emissions, as well.

Average Revenue Per Passenger



Horizon Air
Alaska Airlines
$150
$125
$100
$75
$50
81
118
81
118
90
122
82
124
84*
130
92*
143
94*
145
2001
2002
2003
2004
2005
2006
2007

*Includes Frontier Jet Express flying under a capacity purchase agreement. Unit revenues and unit costs are lower for this flying than for the rest of Horizon's network.

Revenues

It's no secret that Alaska and Horizon serve some markets where ticket prices do not reflect the true cost of providing the service. With the fuel cost increases we've seen over the past couple of years — and especially during early 2008 — fares need to keep pace or profits will continue to decline. As the industry adjusts to recoup its cost of doing business, we're working to increase total revenues while providing our customers with the services they value most.

One way we're doing that is by tailoring frequency and size of aircraft to better match demand. For example, on certain routes where a 737 jet is too large to fly a convenient schedule profitably, Horizon can serve the market with a 70-seat CRJ under contract with Alaska. We are exploring alternatives to further improve the profitability of Alaska's "capacity-purchase" routes, such as replacing CRJ flying with a more fuel-efficient Q400, reducing the number of flights in a given market, or possibly contracting with a third party on a few routes if we determine that would be optimal for the market.

Load Factor


Horizon Air
Alaska Airlines
Percent of seats filled
80
75
70
65
60
55
50
2001
2002
2003
2004
2005
2006
2007
62.9
68.4
62.4
68.1
63.9
70.0
69.3
72.9
72.8
75.9
74.1
76.6
73.4
76.2

Customers won't pay for something they don't value. That's why we listen when our customers tell us what they like and don't like. One of the things our customers tell us they like very much is Alaska's Mileage Plan, which allows members to fly all over the world and has been voted a favorite among travelers year after year.

Customers appreciate Horizon's unique brand of Pacific Northwest service, too, evidenced by the fact that Air Transport World named Horizon 2007 Regional Airline of the Year.

Our flight schedules (including shuttle-like service between Seattle and several West Coast business centers), seat selection, Alaska's first-class cabin, high-quality onboard food and beverage offerings, and award-winning service at both carriers are all reasons our customers keep coming back. This year, we're looking forward to offering Alaska travelers onboard Internet connectivity through our partnership with a company called Row 44. All these features, along with our strong West Coast network, give us a clear advantage over the competition.

Speaking of our network, in 2007 Alaska began service from Seattle and Anchorage to Honolulu and from Seattle to Kauai. And Horizon added Santa Rosa, Calif., and Loreto, Mexico, to its route map – all destinations that have proven to be very popular with our customers.

Some of the changes we've made not only provide added customer value, but they also lower our costs. For instance, our Web site now allows customers to receive answers to their questions from a virtual agent and easily change existing reservations. And our Airport of the Future — which we pioneered in Anchorage several years ago and introduced in Seattle late last year — cuts check-in time in half. That's a boon for travelers and a way to serve more customers without requiring additional airport space.


Alaska Airlines
WEST
MOST™
SCHEDULE

Alaska's "West Most" schedule includes frequent non-stop flights from Seattle and Portland to Los Angeles and the Bay Area.

Delivering more than we promise

Frequent travelers on Alaska and Horizon have come to expect something special in the delivery of our core promises. Because our employees genuinely care about people, our customers are rarely disappointed. I'm proud of what our people do day in and day out and want to share just a couple of examples with you.

Tommy, one of our younger passengers, was flying with his family from Orlando to Seattle to undergo treatment for systemic juvenile rheumatoid arthritis. During the trip he met **Alaska Flight Attendant Diane Euting**. Right away, Diane saw an opportunity to make the best of a trying time for a family very far from home.

Diane called a store near the hospital and arranged for food and flowers to be waiting for them upon their arrival. During their stay, she collected games, books and a DVD player for their use, arranged for Tommy's three siblings to come to Seattle so they could be together as a family, and kept tabs on Tommy's progress throughout the summer.

Recently, a Horizon flight from Los Angeles to Eugene was canceled and all the passengers were rerouted on other flights. A few of the bags had to be sent on a different flight that arrived later, including the bags belonging to two men who were scheduled to play golf the next day on the coast, a couple hours' drive from Eugene. Unfortunately, the luggage arrived too late for delivery to the two golfers before they had to leave.

Aware that one of the bags contained needed medication, **Eugene Customer Services Manager Mel Frost-Gorman** got up Sunday morning and drove her own car to the coast to deliver them personally.

Diane and Mel are just two of the many Alaska and Horizon employees whose genuine compassion and care for people go beyond what is expected and truly make a difference to the people we serve.

Shareholder Returns

In September 2007, our board of directors authorized a $100 million stock buy-back. At the end of February 2008, we completed that program, which resulted in the repurchase of about 10 percent of our outstanding stock. In March, we announced a second buy-back program, this time for $50 million. Given our strong cash position, we can think of no better way to demonstrate our belief in the long-term value of our company. And there is nothing we could do in today's environment that has more impact for our stockholders than buying back our stock at today's prices.

What's Ahead?

To say that the combination of record high oil prices and a softening economy will make 2008 a very challenging year for the airline industry is an understatement. At this point, experts are predicting that the industry could post results ranging from a modest profit to a loss on par with the post-9/11 downturn.

But we are optimistic.

Market forces will inevitably bring revenues and costs back in line with each other. In the meantime, our healthy balance sheet, young, fuel-efficient fleets, strategic alliances, solid brand reputations and, above all, the exceptional customer experience our people provide, put us in a very good position not only to weather the current economic storm but to keep our promises in the process.

Sincerely,

Bill Ayer

William S. Ayer
Chairman, President and CEO
Alaska Air Group
April 4, 2008

Notice of Annual Meeting of Shareholders and Proxy Statement

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. will be held at the Museum of Flight in Seattle, Washington at 2 p.m. on Tuesday, May 20, 2008, for the following purposes:

1. To elect six directors, each for a one-year term;

2. To approve a new 2008 Performance Incentive Plan;

3. To consider and vote upon the three stockholder proposals described in the accompanying proxy statement, if those proposals are properly presented at the meeting; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders owning Company common stock at the close of business on March 14, 2008 are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. For the convenience of stockholders who do not expect to attend the meeting in person and wish to have their shares voted, a form of proxy and an envelope are enclosed. Stockholders may also vote by internet or telephone. Any stockholder who later finds that he or she can be present at the meeting, or for any reason desires to do so, may revoke his or her proxy at any time before it is voted.

Voting by the internet or telephone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or telephone to vote, you help Alaska Air Group reduce postage and proxy tabulation costs.

- To vote by internet, visit www.proxyvote.com.
- To vote by telephone, call 1-800-690-6903.

We appreciate your participation, since a majority of the outstanding common stock entitled to vote at the meeting must be represented either in person or by proxy to constitute a quorum in order to conduct business.

By Order of the Board of Directors,

Keith Loveless
Corporate Secretary and General Counsel

April 4, 2008

ALASKA AIR GROUP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for this year's Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 14, 2008 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 36,575,476 shares of Company common stock outstanding on the record date.

Annual meeting materials, which include this proxy statement, a proxy card or voting instruction form, and our 2007 Annual Report, were delivered to stockholders on or about April 4, 2008. The Company's Form 10-K for the year ended December 31, 2007 is included in the 2007 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 20, 2008.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 20, 2008.

Stockholders may access, view and download this proxy statement and our 2007 Annual Report over the Internet on our website located at http://www.alaskaair.com/company and by clicking on "Investor Information," "Financial Reports" and "2007 Annual Report and 2008 Proxy Statement." Information on our website does not constitute part of this proxy statement.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the annual meeting. This proxy statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name, you have a stockholder account with our transfer agent, Computershare Trust Company, N.A., which makes you a stockholder of record. If you hold your shares in a brokerage, trust or similar account, you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of six directors, the approval of a new 2008 Performance Incentive Plan ("2008 Plan") and, if properly presented, up to three stockholder proposals. When you sign and mail the proxy card or submit your proxy by telephone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR each of the Board's six director nominees and FOR the approval of a new 2008 Performance Incentive Plan (Proposals 1 and 2)
- AGAINST the stockholder proposals (Proposals 3 through 5)

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by telephone or by the internet. Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by telephone or the internet.
- by a bank, and have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by telephone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the annual meeting.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail in your proxy card (unless you intend for it to revoke your prior internet vote). Your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions for voting by phone are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card (unless you intend for it to revoke your prior telephone vote). Your phone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of telephone and internet voting.

Broadridge Financial Solutions, Inc. ("Broadridge") internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on Monday, May 19, 2008. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. on Thursday, May 15, 2008.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you are a stockholder of record, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote before the meeting.

If you are a beneficial owner and do not provide your broker, bank or other trustee with voting instructions, your shares may constitute "broker non-votes" and may not be counted in connection with certain matters. See "What are broker non-votes?" below.

If your shares are held in one of our 401(k) retirement plans and the trustee of the plan does not receive voting instructions for shares in your plan account on a matter, your shares will not be voted by the trustee on that matter.

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, a stockholder may bring business before the meeting for publication in the Company's 2008 proxy statement only if the stockholder gave written notice to the Company on or before December 21, 2007. Aside from nominations for director, the only such business as to which the Company received proper advance notice from a stockholder are (i) the three stockholder proposals described in this proxy statement and included on the Company's proxy card, and (ii) a stockholder proposal that we were permitted to exclude from this proxy statement under applicable rules and regulations of the SEC. Under the Bylaws, stockholders may also act on any business not set forth in the notice of meeting but otherwise properly brought before the meeting by or at the direction of the Board of Directors.

The Company has not received notice that any business other than that described or referenced in this proxy statement will be brought before the meeting. As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote the shares for which they hold proxies in accordance with their best judgment. With respect to the stockholder proposal referenced above that has been excluded from this proxy statement under applicable rules of the SEC, Messrs. Ayer and Loveless intend to utilize the discretionary authority conferred by the proxies submitted to vote against such proposal if it is properly presented at the Annual Meeting.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your AAG shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or telephone using each of the identification numbers.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by delivering a later-dated proxy or, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, by voting at the meeting. The later-dated proxy may be delivered by telephone, internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. Except for persons beneficially holding stock in one of the Company's 401(k) retirement plans, you may do this at a later date or time by:

- voting by telephone or on the internet (which may not be available to some beneficial holders) before 11:59 p.m. Eastern Time Monday, May 19, 2008 (your latest telephone or internet proxy is counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially holding stock in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes.

If you are a registered stockholder, you can obtain a new proxy card by contacting the

Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131. If your shares are held by a broker, trustee or bank, you can obtain a new voting instruction form by contacting your broker, trustee or bank. If your shares are held by one of the Company's 401(k) retirement plans, you can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled "How are shares voted that are held in a Company 401(k) plan?" for more information. If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

What are broker non-votes?

As indicated above, if you are a stockholder of record who submits a proxy but does not indicate how the proxies should vote on one or more matters, the named proxies will vote as recommended by the Board of Directors. However, if your shares are held by a broker and you do not provide instructions to the broker on how to vote (whether you use the internet or phone or return the enclosed voting instruction form), the absence of instructions may cause your shares to result in a "broker non-vote" on the matters for which you do not provide instructions on how to vote. Accordingly, if you want to vote your shares on a matter, it is important that you provide voting instructions on that matter.

The following sets forth the application of broker non-vote rules to the proposals.

Election of Directors.

The election of directors is the subject of Proposal 1. Mr. Stephen Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to six persons at the annual meeting for election to the Board of Directors. Although Mr. Nieman has filed his own proxy materials with the SEC, he has indicated that he does not intend to mail his proxy materials to all of the Company's stockholders. The current position of the New York Stock Exchange (NYSE) is that an election is not contested unless the "challengers . . . do a mailing to all stockholders who hold their shares beneficially or in street name through banks, brokers or other intermediaries." Accordingly, we currently believe that the election of directors will not be "contested" for purposes of NYSE Rule 452 and a broker will have the discretion to vote your shares in the election of directors in the absence of specific instructions.

Board Proposals.

The approval of a new 2008 Performance Incentive Plan is the subject of Proposal 2. If you do not give the broker that holds your shares voting instructions regarding this proposal, your shares will be considered "broker non-votes." As a result, your shares will not be voted on this proposal and will not be counted in determining the outcome of the vote on the proposal, although they will count for purposes of determining whether a quorum exists at the meeting.

Stockholder Proposals.

Brokers will not be allowed to vote on any of the Proposals 3 through 5 for which you do not provide instructions. For example, if you provide instructions for Proposals 3 and 4, but not for Proposal 5, the broker will not cast a vote on your behalf on Proposal 5; in other words, there will be a "broker non-vote" on Proposal 5. As a result, if you do not give the broker that holds your shares voting instructions regarding one or more of these proposals, your shares will not be voted on that proposal and will not be counted in determining the outcome of the vote on that proposal, although they will count for purposes of determining whether a quorum exists at the meeting.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 1,589,009 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard and Fidelity, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans on the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. on Thursday, May 15, 2008. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will pass out a ballot to any record holder of our stock who requests a ballot at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker by indicating on your voting instruction form that you plan to attend and vote your shares at the meeting, or at the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in the electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Stockholders may enroll in that service at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to Broadridge's website, http://enroll.icsdelivery.com/alk.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 18,287,739 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or if the record holder has granted a proxy, whether by returning a proxy card or by telephone or internet, without regard to whether the proxy actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company has amended its Bylaws to require each director to be elected at each annual meeting by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

The Company has been informed that an opposing solicitation for the election of up to six directors will be made by Mr. Nieman. (See "Opposing Solicitation" on page 62.) If there are more nominees than the number of directors to be elected, directors will be elected by a plurality vote. Withheld votes will not be taken into account in determining the outcome of the election of directors. Based on the Company's understanding that the opponents do not intend to mail their proxy materials to all of the Company's stockholders, brokers will have discretionary authority to vote shares for which beneficial holders do not provide instructions.

The determination that Mr. Nieman's notice of nomination was timely received for purposes of determining the applicability of the majority voting bylaw is not an admission that Mr. Nieman complied with the Bylaws or that Mr. Nieman's nominees are eligible for nomination to the Company's Board of Directors. By accepting Mr. Nieman's notice of nomination for the 2008 Annual Meeting, the Company does not waive its rights to challenge any future notice of nomination submitted by Mr. Nieman or by any other stockholder or the eligibility of their director nominees.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies, Messrs. Ayer and Loveless, will be voted *for* the substitute nominee.

How many votes must the proposal to approve the 2008 Performance Incentive Plan and each of the stockholder proposals (Proposals 3 through 5) receive in order to pass?

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter of the proposal must be voted *for* each proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, not being a vote *for,* will have the effect of a negative vote. A broker non-vote is not deemed present and entitled to vote for proposals for which it is applicable and are not included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, a broker non-vote is disregarded for purposes of determining the outcome of the vote on these proposals. See "What are broker non-votes?" Page 4.

How are votes counted?

Voting results will be tabulated by Broadridge. IVS and Associates, or its designee, will serve as the independent inspector of elections.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. Georgeson may use up to 10 employees in connection with the solicitations. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, telephone and electronic means. Proxies may also be solicited by the persons identified as Participants under the heading "Participants in the Solicitation" on page 62, who will receive no additional compensation, except for reimbursement of expenses. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be $23,500 (exclusive of costs we would ordinarily expend in solicitation of proxies in the absence of an election contest). To date, $16,000 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting. It will also be available Monday through Friday from April 1 through May 19 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the annual meeting.

Where can I find the voting results of the meeting?

We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2008. You can read or print a copy of that report by going to the Company's website, and then choosing Company Info, Investor Information, and SEC Filings. You can find the same Form 10-Q by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

PROPOSAL 1.
ELECTION OF DIRECTORS

The Company currently has ten directors. On May 20, 2008, Mr. Richard A. Wien, whose term expires this year, will retire from the Board. The Board of Directors wishes to thank Mr. Wien for his dedication and service to the Board over the past 26 years. The Company's Certificate of Incorporation provides that the Board of Directors shall be composed of no less than nine and no more than 15 directors. On March 13, 2008, the Board passed a resolution providing that the Company shall have nine directors effective as of the Annual Meeting on May 20, 2008. The Company's Bylaws provide that the class of directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Six directors are nominees for election this year and each has consented to serve a one-year term ending in 2009. The remaining directors will continue to serve the terms set out below.

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2009

William S. Ayer
Director since 1999
Age – 53

Mr. Ayer has served as Chairman, President and CEO of Alaska Air Group since May 2003. In 1997, he was named President of Alaska Airlines. He was also named CEO of Alaska Airlines in 2002, and in 2003 took leadership of Alaska Air Group and Alaska Airlines as Chairman, President and CEO and Chairman of Horizon Air. Prior to 2000, he worked in various marketing, planning and operational capacities at Alaska Airlines and Horizon Air. In December 2007, Mr. Ayer was appointed to the Seattle Branch of the Federal Reserve Board. Mr. Ayer also serves on the boards of Alaska Airlines and Horizon Air, Puget Energy, Angel Flight, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight.

Phyllis J. Campbell
Director since 2002
Age – 56

Ms. Campbell serves as Chair of the Board's Compensation Committee. She is President and CEO of The Seattle Foundation. She was President of U.S. Bank of Washington from 1993 until 2001 and has served as Chair of the Bank's Community Board. In August 2007, Ms. Campbell was appointed to Toyota's Diversity Advisory Board. She also serves on the boards of Alaska Airlines, Nordstrom, and Puget Energy. Ms. Campbell is also a member of the Board of Trustees of Seattle University.

Mark R. Hamilton
Director since 2001
Age – 63

Mr. Hamilton serves on the Board's Audit and Safety Committees, as well as on the Horizon Air Board. He is President of the University of Alaska, a position he has held since 1998. That same year, he retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Formerly, Mr. Hamilton was Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. Mr. Hamilton is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army's highest peacetime award, the Distinguished Service Medal.

R. Marc Langland
Director since 1991
Age – 66

Mr. Langland is Lead Director and Chair of the Board's Governance and Nominating Committee. He has been President of Northrim Bank (Anchorage, Alaska) since November 1990 and Chairman since January 1998. Mr. Langland has also been Chairman, President and CEO of its parent company, Northrim BanCorp, Inc. since December 2001. He was Chairman and Chief Executive Officer of Key Bank of Alaska from 1987 to 1988 and President from 1985 to 1987. He served on the Board of Trustees of the Alaska Permanent Fund Corporation from

February 1987 to January 1991 and was Chairman from June 1990 to January 1991. He is also a director of Horizon Air, Northrim BanCorp, Inc. and Usibelli Coal Mine, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North.

Dennis F. Madsen
Director since 2003
Age – 59

Mr. Madsen serves on the Compensation and Audit Committees. He is currently the Chairman of Seatab Software (Bellevue, Washington). From 2000 to 2005, Mr. Madsen was President and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's Executive Vice President and Chief Operating Officer from 1987 to 2000, and held numerous positions throughout the company. He also serves on the boards of Alaska Airlines, Horizon Air, Seatab Software, the Western Washington University Foundation, Western Washington University, Islandwood, Performance Bicycles and the Youth Outdoors Legacy Fund.

Byron I. Mallott
Director since 1982
Age – 65

Mr. Mallott serves on the Board's Safety and Governance and Nominating Committees. Currently he is a Senior Fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities. In January 2007, Mr. Mallott was appointed to the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. From 1995 to 1999, he served as Executive Director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska Corporation (Juneau, Alaska) from 1972 to 1988, Chairman from 1976 to 1983, and Chief Executive Officer from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, Sealaska Corporation, Yak-Tat Kwaan, Inc. and Native American Bank, NA.

CONTINUING DIRECTORS WHOSE TERMS EXPIRE IN 2009

Patricia M. Bedient
Director since 2004
Age – 54

Ms. Bedient serves as Chair of the Board's Audit Committee and is a director of Alaska Airlines. She is Executive Vice President and Chief Financial Officer for the Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a CPA during her 27-year career with Andersen. She currently serves on the Weyerhaeuser Foundation Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations including the Oregon State University Foundation Board of Trustees, the World Forestry Center, the City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs.

Jessie J. Knight, Jr.
Director since 2002
Age – 57

Mr. Knight serves on the Board's Compensation and Governance and Nominating Committees. Since 2006, he has been Executive Vice President of External Affairs at Sempra Energy, a company that develops energy infrastructure, operates utilities, and provides related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. From 1999 to 2006, Mr. Knight served as the President and Chief Executive Officer of the San Diego Regional Chamber of Commerce and, from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Mr. Knight also serves on the boards of Alaska Airlines and the San Diego Padres Baseball Club. He is a standing member of the Council on Foreign Relations.

J. Kenneth Thompson
Director since 1999
Age – 56

Mr. Thompson serves on the Board's Governance and Nominating Committee and its Safety Committee. He has been appointed to succeed Mr. Wien as chair of the Board's Safety Committee on May 20, 2008. Mr. Thompson served as Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. Mr. Thompson is currently President and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the Managing Director. In 2007, Mr. Thompson was appointed to the board of Tetra Tech. He also serves on the boards of Horizon Air, Coeur d'Alene Mines Corporation, and serves on a number of community service organizations.

Vote Required and Recommendation of the Board of Directors

As indicated above, the Company has received a notice from Mr. Nieman, a stockholder of the Company, for the nomination of six individuals, including himself, to the Board of Directors at the 2008 Annual Meeting. Mr. Nieman has filed proxy materials with the SEC in connection with his solicitation of proxies for those nominees. If Mr. Nieman properly brings his nominations before the meeting, the number of nominees will exceed the number of directors to be elected and, in accordance with the majority voting standard set forth in the Company's Bylaws, the directors will be elected by a plurality vote. This means that the six persons receiving the highest number of "for" votes at the Annual Meeting will be elected. This voting standard for the election of directors is discussed further under the section entitled "Questions and Answers — How many votes must the nominees have to be elected?" above.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE SIX NOMINEES NAMED ABOVE AS DIRECTORS. UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE SIX NOMINEES AS DIRECTORS.

APPROVAL OF THE ALASKA AIR GROUP, INC. 2008 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve the Alaska Air Group, Inc. 2008 Performance Incentive Plan (the "2008 Plan"), which was adopted, subject to stockholder approval, by the Board of Directors on March 13, 2008.

The Company believes that incentives and stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2008 Plan are an important attraction, retention and motivation tool for participants in the plan.

The Company currently maintains the Alaska Air Group, Inc. 2004 Long-Term Incentive Equity Plan (the "2004 Plan"). As of March 13, 2008, a total of 1,706,529 shares of the Company's common stock were then subject to outstanding awards granted under the 2004 Plan, and 145,615 shares of the Company's common stock were then available for new award grants under the 2004 Plan. For all of the Company's equity incentive plans (including the 2004 Plan), as of March 13, 2008, a total of 2,777,214 shares of the Company's common stock were subject to outstanding options (with a weighted-average exercise price of $32.13 and a weighted-average remaining term of 4.99 years), and a total of 686,283 shares of the Company's common stock were subject to outstanding restricted stock unit and performance unit awards. In each case, these numbers are calculated assuming that outstanding performance unit awards are ultimately paid out at target levels of performance. The Company's outstanding options generally may not be transferred to third parties for value and do not include dividend equivalent rights.

The Board of Directors approved the 2008 Plan based, in part, on a belief that the number of shares currently available under the 2004 Plan does not give the Company sufficient authority and flexibility to adequately provide for future incentives. If stockholders approve the 2008 Plan, no new awards will be granted under the 2004 Plan after the Annual Meeting. In that case, the number of shares of the Company's common stock that remain available for award grants under the 2004 Plan immediately prior to the Annual Meeting will become available for award grants under the 2008 Plan. An additional 2,100,000 shares of the Company's common stock will also be made available for award grants under the 2008 Plan, so that if stockholders approve the 2008 Plan, a maximum of 2,245,615 shares will initially be available for award grants under that plan. In addition, if stockholders approve the 2008 Plan, any shares of common stock subject to award grants under the 2004 Plan that expire, are cancelled, or otherwise terminate after the Annual Meeting will also be available for award grant purposes under the 2008 Plan.

If stockholders do not approve the 2008 Plan, the Company will continue to have the authority to grant awards under the 2004 Plan. If stockholders approve the 2008 Plan, the termination of our grant authority under the 2004 Plan will not affect awards then-outstanding under that plan.

Summary Description of the 2008 Performance Incentive Plan

The principal terms of the 2008 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2008 Plan, which appears as Exhibit A to this Proxy Statement.

Purpose

The purpose of the 2008 Plan is to promote the success of the Company and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward officers, employees, nonemployee directors and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of the Company. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration

Our Board of Directors or one or more committees appointed by our Board of Directors will administer the 2008 Plan. Our Board of Directors has delegated general administrative authority for the 2008 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2008 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more officers of the Company. (The appropriate acting body, be it the Board of Directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator".)

The Administrator has broad authority under the 2008 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive the Company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2008 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and
- to allow the purchase price of an award or shares of the Company's common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company's common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing

In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2008 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility

Persons eligible to receive awards under the 2008 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. Currently, approximately 14,000 officers and employees of the Company and its subsidiaries (including all of the Company's named executive officers with the exception of Mr. Kevin P. Finan who retired from the Company on January 1, 2008), and each of the Company's nine non-employee directors, are considered eligible under the 2008 Plan.

Authorized Shares; Limits on Awards

The maximum number of shares of the Company's common stock that may be issued or transferred pursuant to awards under the 2008 Plan equals the sum of: (1) 2,100,000 shares, plus (2) the number of shares available for additional award grant purposes under the 2004 Plan as of the date of the Annual Meeting and determined immediately prior to the termination of the authority to grant new awards under that plan as of the date of the Annual Meeting, plus (3) the number of any shares subject to stock options granted under the 2004 Plan and outstanding as of the date of the Annual Meeting which expire, or for any reason are cancelled or terminated, after the date of the Annual Meeting without being exercised (including any shares subject to outstanding stock options granted under the 1999 Long-Term Incentive Equity Plan (the "1999 LTIP") which expire, or for any reason are cancelled or terminated, after the date of the Annual Meeting without being exercised that would otherwise become available for award grant purposes under the 2004 Plan in accordance with the terms of that plan), plus (4) the number of any shares subject to restricted stock and restricted stock unit awards granted under the 2004 Plan that are outstanding and unvested as of the date of the Annual Meeting which are forfeited, terminated, cancelled, or otherwise reacquired after the date of the Annual Meeting without having become vested. As of March 13, 2008, 145,615 shares were available for additional award grant purposes under the 2004 Plan, approximately 1,706,529 shares were subject to awards then outstanding under the 2004 Plan and approximately 1,147,873 shares were subject to awards then outstanding under the 1999 LTIP. As noted above, no additional awards will be granted under the 2004 Plan if stockholders approve the 2008 Plan.

Shares issued in respect of any "full-value award" granted under the 2008 Plan will be counted against the share limit described in the preceding paragraph as 1.7 shares for every one share actually issued in connection with the award. For example, if the Company granted 100 shares of its common stock under the 2008 Plan, 170 shares would be charged against the share limit with respect to that award. For this purpose, a "full-value award" generally means any award granted under the plan other than a stock option or stock appreciation right.

The following other limits are also contained in the 2008 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 2,100,000 shares.
- The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the plan is 300,000 shares.
- "Performance-Based Awards" under Section 5.2 of the 2008 Plan payable only in cash and not related to shares and granted to a participant in any one calendar year will not provide for payment of more than $1,000,000.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2008 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the 2008 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2008 Plan will again be available for subsequent awards under the 2008 Plan. Shares that are exchanged by a participant or withheld by the Company to pay the exercise price of an award granted under the 2008 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2008 Plan. In addition, the 2008 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2008

Plan. The Company may not increase the applicable share limits of the 2008 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards

The 2008 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in the Company's common stock or units of the Company's common stock, as well as cash bonus awards pursuant to Section 5.2 of the 2008 Plan. The 2008 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of the Company's common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company's common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards Under the 2008 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2008 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of the Company's common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company's common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The per share exercise price of an option or the per share base price of a stock appreciation right may, however, be less than the fair market value of a share of the Company's common stock on the date of grant if the option or stock appreciation right will be treated as a full-value award under the share-counting rules for the 2008 Plan described above.

The other types of awards that may be granted under the 2008 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards granted consistent with Section 5.2 of the 2008 Plan as described below.

Performance-Based Awards

The Administrator may grant awards that are intended to be performance-based within the meaning of Section 162(m) of the U.S. Internal Revenue Code ("Performance-Based Awards"). Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2008 Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of the Company on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the

Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, profitability, economic value added, market share, productivity, safety, customer satisfaction, on-time performance, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading "Authorized Shares; Limits on Awards" above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals

The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Assumption and Termination of Awards

Generally, and subject to limited exceptions set forth in the 2008 Plan, if the Company dissolves or undergoes certain corporate transactions such as a merger, business combination, or other reorganization, or a sale of substantially all of its assets, all awards then-outstanding under the 2008 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Administrator provides for the assumption, substitution or other continuation of the award. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2008 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Transfer Restrictions

Subject to certain exceptions contained in Section 5.7 of the 2008 Plan, awards under the 2008 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and, with limited exceptions set forth in the 2008 Plan, are not made for value.

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2008 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority

Except as expressly provided with respect to the termination of the authority to grant new awards under the 2004 Plan if stockholders approve the 2008 Plan, the 2008 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company's common stock, under any other plan or authority.

Termination of or Changes to the 2008 Plan

The Board of Directors may amend or terminate the 2008 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the U.S. Internal Revenue Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2008 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board of Directors, the authority to grant new awards under the 2008 Plan will terminate on March 12, 2018. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2008 Plan

The U.S. federal income tax consequences of the 2008 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2008 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the Company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2008 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2008 Plan in connection with a "change in control" (as this term is used under the U.S. Internal Revenue Code), the Company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code may not be permitted to be deducted by the company in certain circumstances.

Specific Benefits under the 2008 Performance Incentive Plan

As described under "Director Compensation" on page 28, the Board of Directors has approved a program under which a portion of the annual retainer for each of our non-employee directors is paid in the form of deferred stock units. As of 2008, the number of stock units paid to each director will be determined by dividing $36,000 by the closing price of a share of our common stock on the date of our Annual Meeting each year. The stock units will be fully vested and will be paid out in shares of our common stock on a one-for-one basis upon the termination of the director's service under the 2008 Plan. The actual number of shares that will be paid to our non-employee directors under this program is not determinable as that number will be calculated each year based on our stock price on the applicable Annual Meeting date. For purposes of illustration, if the closing price on the date of the 2008 Annual Meeting were the same as the closing price on March 13, 2008 listed below, each of our nine non-employee directors would be credited 1,935 stock units on that date (calculated by dividing $36,000 by $18.60, the closing price of our common stock on March 13, 2008).

Except for the non-employee director program described above, the Company has not approved any other awards that are conditioned upon stockholder approval of the proposed 2008 Plan. The Company is not currently considering any other specific award grants under the 2008 Plan. If the 2008 Plan had been in existence in fiscal year 2007, the Company expects that its award grants for fiscal year 2007 would not have been substantially different from those actually made in that year under the 2004 Plan. For information regarding stock-based awards granted to the Company's named executive officers during fiscal year 2007, see the material in this proxy statement under the heading "Executive Compensation."

The closing market price for a share of the Company's common stock as of March 13, 2008 was $18.60 per share.

Equity Compensation Plan Information

The Company currently maintains five equity compensation plans that have been approved by the Company's stockholders: the 2004 Plan, the 2002 Employee Stock Purchase Plan (the "ESPP"), the 1999 LTIP, the 1996 Long-Term Incentive Equity Plan (the "1996 LTIP") and the 1988 Stock Option Plan (the "1988 Plan"). In addition, the Company currently maintains the 1997 Non-Officer Long-Term Incentive Equity Plan (the "1997 Plan") which was not approved by the Company's stockholders. Stockholders are also being asked to approve a new equity compensation plan, the 2008 Plan, as described above.

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding options and other rights, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2007.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	2,497,584(1)	$32.34(2)	1,054,110(3)
Equity compensation plans not approved by stockholders(4)	448,995	$34.18	N/A
Total	2,946,579	$32.67	1,054,110

(1) Of these shares, 726,518 were subject to options then outstanding under the 2004 Plan, and 440,796 were subject to outstanding restricted and performance stock unit awards granted under the 2004 Plan. In addition, 1,151,248 shares were subject to options then outstanding under the 1999 LTIP, 169,022 shares were subject to options then outstanding under the 1996 LTIP, and 10,000 shares were subject to options then outstanding under the 1988 Plan. No new award of grants may be made under the 1999 LTIP, the 1996 LTIP or the 1988 Plan.

(2) This number does not reflect the 440,796 shares that were subject to outstanding stock unit awards granted under the 2004 Plan.

(3) This number is presented after giving effect to purchases under the ESPP for the purchase period that ended November 30, 2007. Of the aggregate number of shares that remained available for future issuance, 684,830 shares were available under the 2004 Plan, and 369,280 shares were available under the ESPP. No new awards will be granted under the 2004 Plan if stockholders approve the 2008 Plan. This table does not reflect the 2,100,000 additional shares that will be available under the 2008 Plan if stockholders approve the 2008 Plan proposal.

(4) All of these shares were subject to options then outstanding under the 1997 Plan. No new award of grants may be made under the 1997 Plan.

1997 Non-Officer Long-Term Incentive Equity Plan

The 1997 Plan terminated on November 3, 2002 and no further awards may be granted under the plan. Awards granted before that date remain outstanding in accordance with their terms. Employees of the Company who were not officers or non-employee directors were eligible for award of grants under the 1997 Plan. The 1997 Plan is administered by the Compensation Committee. The Committee has broad discretion authority to construe and interpret the plan. No award or any interest in any award granted under the 1997 Plan may be transferred in any manner, other than by will or the laws of descent and distribution, except as otherwise provided by the Committee.

Vote Required and Recommendation of the Board of Directors

The Board of Directors believes that the adoption of the 2008 Plan will promote the interests of the Company and its stockholders and will help the Company and its subsidiaries continue to be able to attract, retain and reward persons important to our success.

All members of our Board of Directors and all of our executive officers are eligible for awards under the 2008 Plan and thus have a personal interest in the approval of the 2008 Plan.

Approval of Proposal 2 requires the affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote on the proposal. Any broker non-votes will not be counted in determining the number of shares necessary for approval of the proposal, assuming a quorum is obtained. Abstentions will have the same effect as a vote against Proposal 2.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* PROPOSAL 2 TO APPROVE THE 2008 PERFORMANCE INCENTIVE PLAN AS DESCRIBED ABOVE AND SET FORTH IN *EXHIBIT A* HERETO.

Structure of the Board of Directors

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and Chief Executive Officer and other officers, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation, Governance and Nominating, and Safety Committees are posted on the Company's website and can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee. Mr. Wien will retire from the Board of Directors and as the chair of the Safety Committee effective May 20, 2008. Mr. Thompson has been appointed to replace Mr. Wien as chair of that Committee.

Name	Audit	Compensation	Governance and Nominating	Safety
Patricia M. Bedient	●*			
Phyllis J. Campbell		●*		
Mark R. Hamilton	●			●
Jessie J. Knight, Jr.		●	●	
R. Marc Langland			●*	
Byron I. Mallott			●	●
Dennis F. Madsen	●	●		
J. Kenneth Thompson			●	●*
Richard A. Wien				●*

The principal functions of the standing Board committees are as follows:

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include the following:

1. Matters pertaining to the independent auditors:

- appoint them and oversee their work;
- review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company;
- maintain a dialogue with respect to their independence;
- pre-approve all auditing and non-auditing services they are to perform;
- review annual and quarterly financial statements and filings made with the SEC; and
- receive and review communications required from the independent auditors under applicable rules and standards.

2. Review the planned activities and results of the internal auditors and any changes in the internal audit charter.

3. Prepare the Audit Committee Report required for the annual proxy statement.

4. Matters pertaining to controls:

- review financial reporting risk and associated internal controls;
- review procedures with respect to significant accounting policies and the adequacy of financial controls;
- discuss with management policies with respect to risk assessment and risk management including the process by which the Company undertakes risk assessment and management;
- discuss with management, as appropriate, earnings releases and any information provided to analysts and rating agencies;
- develop and monitor a Corporate Compliance program, including a Code of Conduct and Ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters; and
- obtain and review at least quarterly a statement from the CEO, CFO and Disclosure Committee disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

5. Annually review and reassess the adequacy of its charter and the Committee's performance and recommend for Board approval any proposed changes to the charter.

Compensation Committee

Pursuant to its charter, the Compensation Committee's responsibilities include the following:

1. Establish the process for approving corporate goals relevant to CEO compensation and evaluating CEO performance in light of those goals.

2. Set the salary of the CEO.

3. Approve salaries of other elected executive officers of Alaska Airlines and Horizon Air.

4. Set annual goals under the Performance-Based Pay plan and administer the plan.

5. Grant stock awards and stock options.

6. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.

7. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.

8. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Pension/Benefits Administrative Committee and the Pension/Benefits Funds Investment Committee, and approve the membership of those committees, trustees and trust agreements, and extension of plan participation to employees of subsidiaries.

9. Approve the terms of employment and severance agreements with elected officers and the form of change in control agreements.

10. Review executive-level development and succession plans.

11. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.

12. Produce the report on executive compensation required for the annual proxy statement.

13. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Pursuant to its charter, the Compensation Committee is authorized to retain such compensation consultants and other outside experts or advisors as it believes to be necessary or appropriate to carry out its duties. In 2007, the Compensation Committee retained the firm of Deloitte Consulting LLP ("Deloitte Consulting") as independent compensation consultants to assist it in determining compensation matters for our senior executive officers.

During 2007, the Committee reviewed its charter and recommended that the Board of Directors modify the charter to update the fiduciary functions of the Alaska Air Group Defined Contribution Retirement Plan Administrative Committee.

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop and monitor the Corporate Governance Guidelines.

2. Evaluate the size and composition of the Board and annually review compensation paid to members of the Board.

3. Develop criteria for Board membership.

4. Evaluate the independence of existing and prospective members of the Board.

5. Seek qualified candidates for election to the Board.

6. Evaluate the nature, structure and composition of other Board committees.

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board, and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Periodically review with management and outside experts all aspects of airline safety.

4. Evaluate the Company's health, safety and environmental policies and practices.

Board and Committee Meetings

In 2007, the Board of Directors held six regular meetings. The standing Board committees held the following number of meetings in 2007:

- Audit Committee — 10
- Compensation Committee — 6
- Governance and Nominating Committee — 5
- Safety Committee — 4

Each director attended at least 97% of all Board and applicable committee meetings during 2007. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all then-current directors attended the annual meeting.

Board and Committee Independence

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer, which includes each member of the Audit Committee, Governance and Nominating Committee, and Compensation Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amount of charitable contributions made by the Company to certain charitable organizations on which Ms. Bedient and Messrs. Thompson and Mallott serve as directors or advisory board members and the amount of a charitable contribution made by the Company to the University of Alaska where Mr. Hamilton is currently employed as President. After consideration of these matters and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that none of these matters is a material relationship with the Company because the amount of the contributions were immaterial with respect to the Company's and the charitable organizations' annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient is an audit committee financial expert as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor; (ii) the director is not a current employee of the audit firm; (iii) no immediate family member is a current employee of the audit firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the audit firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

5. The director is not currently an employee, and no immediate family member is an executive officer, of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the following situations do not create material relationships:

a. the receipt by a director of retirement compensation earned under one or more tax-qualified or nonqualified plans during the director's employment with the Company;

b. ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues; or

c. the receipt of cash or in-kind contributions from the Company by a tax-exempt charitable organization of which the Board member is an officer or director, the value of which is immaterial with respect to the Company's or the charitable organization's annual revenues.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that in addition to the foregoing standards they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rules.

Director Nomination Policy

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research, including database and internet searches.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 8 of the Company's Bylaws. Specifically, these provisions require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Secretary of the Company at least 90 days in advance of the third Tuesday in May (with respect to elections held at a regular annual meeting of stockholders), and that such notice include:

- The name and address of the stockholder who intends to make the nomination and of the person(s) to be nominated;
- A representation that the stockholder of record is entitled to vote at the meeting;
- A description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made;
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and
- The consent of each nominee to serve as a director if elected.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder who requests them. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the Annual Meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2008 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written resume or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills, established

by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.

- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominees' relevant experience, intelligence, independence, commitment, ability to work with the Chief Executive Officer and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant. For candidates to serve as independent directors, an independent and questioning mindset is critical. The Committee also considers whether the prospective candidates' workloads would allow them to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences might include, among other things, company CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, organizational development, information technology and public relations.

Stockholder Communication Policy

Any stockholder or interested party who wishes to communicate with our Board of Directors or any specific directors, including our Lead Director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chairman of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about us or our operations or it is a stock-related matter that does not appear to require direct attention by our Board of Directors or an individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary will present a summary of all communications received since the last meeting of the Governance and Nominating Committee that were not forwarded and will make those communications available to any director on request.

Executive Sessions and Lead Director

The Board holds regular executive sessions of non-management directors quarterly. As provided in the Governance and Nominating Committee Charter, the Lead Director who presides over these executive sessions is the chair of the Governance and Nominating Committee.

2007 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2007 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer, who is also one of our employees, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Ayer does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($)(2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Patricia M. Bedient	62,200	0	0	0	0	901	63,101
Phyllis J. Campbell	60,200	0	0	0	0	1,867	62,067
Mark R. Hamilton	51,300	0	0	0	0	6,757	58,057
Bruce R. Kennedy(4)	35,300	0	0	0	0	131,715	167,015
Jessie J. Knight, Jr.	50,550	0	0	0	0	2,711(5)	53,261
R. Marc Langland	58,250	0	0	0	0	3,839	62,089
Dennis F. Madsen	54,900	0	0	0	0	3,298	58,198
Byron I. Mallott	49,500	0	0	0	0	11,233	60,733
John V. Rindlaub(6)	14,800	0	0	0	0	2,240	17,040
J. Kenneth Thompson	51,500	0	0	0	0	10,237	61,737
Richard A. Wien	49,300	0	0	0	0	3,790	53,090

(1) Each of our non-employee directors received at least 50% of their $30,000 annual retainer for 2007 in the form of shares of the Company's common stock issued under the Company's 2004 Plan. The Board of Directors (or a committee appointed by the Board of one or more individuals who are not eligible to participate in the plan) administers the plan as to non-employee director stock payments and has the ability to interpret and make all required determinations under the plan, subject to plan limits. In connection with the payment of a portion of a non-employee director's annual retainer in the form of common stock, the Board of Directors has established stock ownership guidelines that strongly encourage non-employee directors to accumulate shares of Company stock equal in value to one year's retainer within five years of becoming a director. For 2007, Ms. Bedient and Messrs. Knight, Madsen and Thompson elected to receive the entire amount of their annual retainer in stock, and Mr. Langland elected to receive an additional 25% of his annual retainer in stock, per the terms of the 2004 Plan. The number of shares awarded was determined pursuant to the terms of the 2004 Plan by dividing the dollar value of the retainer to be paid in stock by $26.51, the closing price of our stock the day immediately following our 2007 annual meeting. Fractional shares are settled in cash. Accordingly, each of our Non-Employee Directors received 565 shares on June 13, 2007, except the four directors identified above who each received 1,131 shares and Mr. Langland who received 848 shares on that date. These shares were fully vested on issue. No other equity-based awards were granted to our non-employee directors for 2007.

In 2007, in addition to the $30,000 annual retainer referenced above, the compensation for our non-employee directors included the following:

- attendance fees of $2,000 for each Audit Committee meeting and $1,200 per day for each Board or other committee meeting in which a non-employee director participated in person, or $750 if participation was via telephone;
- $500 for participation in telephone updates that occur between meetings;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to other committee chairs;
- an annual retainer of $1,000 to non-employee directors who also served on the Boards of Directors of Alaska Airlines or Horizon Air;

- attendance fees of $1,500 to members of the Company's Finance Group; and

- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

In 2008, the Board of Directors increased from $5,000 to $10,000 the annual retainer for the Chair of the Governance and Nominating Committee, who is also the Lead Director, in light of the responsibilities of the Lead Director role. This change is effective May 20, 2008.

(2) None of our non-employee directors held any unvested equity-based awards as of December 31, 2007. We do not grant stock options to our non-employee directors. Our directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

In November 2007, the Board of Directors approved certain changes to the compensation for our non-employee directors. Beginning in 2008, the annual retainer for each non-employee director will be paid $15,000 in cash and $36,000 in the form of deferred stock units, with the number of units to be determined by dividing the retainer amount by the closing price of our common stock on the date of the annual meeting. The stock units will be paid in shares of our common stock on a one-for-one basis following the termination of the director's service as a member of the Board. In all other respects, the fee schedule for non-employee directors described above remains in effect.

(3) As part of a director's compensation, each Non-Employee Director, the Non-Employee Director's spouse and the Non-Employee Director's dependent children are provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column for each non-employee director is the incremental cost to the Company of providing these benefits, as well as the value of each director's membership in our airport Boardroom program.

In addition, the All Other Compensation column includes the value of reimbursements for taxes on the transportation benefits provided to each director as quantified below:

Director	Value of Taxes Paid ($)
Patricia M. Bedient	563
Phyllis J. Campbell	1,403
Mark R. Hamilton	5,747
Bruce R. Kennedy	848
Jessie J. Knight, Jr.	2,268
R. Marc Langland	3,218
Dennis F. Madsen	2,634
Byron I. Mallott	9,572
John V. Rindlaub	1,734
J. Kenneth Thompson	9,206
Richard A. Wien	3,284

(4) Mr. Kennedy passed away on June 28, 2007. During the years that Mr. Kennedy was employed by the Company, he accrued annual retirement benefits under the Company's Retirement Plan for Salaried Employees and its 1976 Elected Officers Supplementary Retirement Plan. Mr. Kennedy's benefits paid under these plans in 2007 were $39,340 and $90,601, respectively. Mr. Kennedy did not receive any retirement or death benefits in connection with his service as a director.

(5) Amount reported for Mr. Knight includes California state tax reimbursement provided in connection with his transportation benefit.

(6) Mr. Rindlaub retired from the Board effective June 12, 2007.

CEO AND CFO CERTIFICATIONS

In accordance with NYSE listing standards, the Company's 2007 CEO certification required by Section 303a.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, the Company's CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Company's Annual Report on Form 10-K.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this proxy statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship (i) in which we were, are or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of our common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once a related person transaction has been identified, the Audit Committee (or the Chair of the Audit Committee for transactions that involve an aggregate amount of less than $1 million) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arms' length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will participate in the approval or ratification process only to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are below disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file a report on a timely basis. Based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2007.

INDEPENDENT AUDITORS

Selection of Independent Auditors for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected KPMG LLP ("KPMG") as the Company's independent auditors for the current fiscal year. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Auditors

During fiscal years 2007 and 2006, the Company retained KPMG as its principal auditors. The independent auditors provided services in the following categories and amounts:

2007	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,212,523
Audit-Related Fees(2)	155,000
Tax Fees(3)	24,159
All Other Fees(4)	33,000
Total Fees for 2007	$1,424,682

2006	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,219,139
Audit-Related Fees(2)	175,718
Tax Fees(3)	25,446
All Other Fees(4)	34,417
Total Fees for 2006	$1,454,720

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in both years.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services, and (iii) agreed-upon procedures regarding Air Group's employee incentive pay plans.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent auditors, and has determined that it does not impact the independence of the auditors.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's auditor performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside auditor must be consistent with principles determined by the SEC, namely, whether the independent auditor is capable of exercising impartial judgment on all issues encompassed within the auditor's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent auditor for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the auditor's independence, whether the auditor is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2007 and 2006, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent auditors, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. We believe that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance,* as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have also received and reviewed the written disclosures and the KPMG letter required by Independence Standard No. 1, *Independence Discussions with Audit Committees* by the Independence Standards Board, and we have discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chairperson
Mark R. Hamilton, Member
Dennis F. Madsen, Member

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 14, 2008, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
Patricia M. Bedient	3,082	0	3,082	*
Phyllis J. Campbell	3,224	0	3,224	*
Mark R. Hamilton	2,345	0	2,345	*
Jessie J. Knight, Jr.	4,252	0	4,252	*
R. Marc Langland	5,848	0	5,848	*
Dennis F. Madsen	3,938	0	3,938	*
Byron I. Mallott	3,957	0	3,957	*
J. Kenneth Thompson	8,082	0	8,082	*
Richard A. Wien	8,965	0	8,965	*
William S. Ayer	49,485	467,225	516,710	1.4%
Bradley D. Tilden	11,115	123,012	134,127	*
Gregg A. Saretsky	8,508	104,104	112,612	*
Kevin P. Finan	7,396	74,607	82,003	*
Jeffrey D. Pinneo	6,454	83,545	89,999	*
All directors and all executive officers as a group (17 persons)	131,626	936,602	1,068,228	2.9%

* Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable with 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Ayer, 30,825; Mr. Tilden, 20,150; Mr. Saretsky, 18,670; Mr. Finan, 15,300; and Mr. Pinneo, 16,060.

(3) We determine applicable percentage ownership based on 36,575,476 shares of our common stock outstanding as of March 14, 2008. We deem shares subject to options that are currently exercisable or exercisable on or before May 13, 2008 as outstanding for purposes of computing the percentage ownership of the person holding such stock options, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person.

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 14, 2008.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares(1)
Donald Smith & Co., Inc.(2) 152 West 57th Street New York, NY 10019	4,041,511	11.0
Dimensional Fund Advisors LP.(3) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	2,911,767	8.0
PRIMECAP Management Company(4) 225 South Lake Avenue, #400 Pasadena, CA 91101	2,701,050	7.4
Wells Fargo & Company(5) 420 Montgomery Street San Francisco, CA 94163	2,628,942	7.2
Vanguard Chester Funds —Vanguard PRIMECAP Fund(6) 100 Vanguard Boulevard Malvern, PA 19355	2,540,000	6.9
Barclays Global Investors NA(7) 45 Fremont Street San Francisco, CA 94105	1,901,351	5.2

(1) We determine applicable percentage ownership based on 36,575,476 shares of our common stock outstanding as of March 14, 2008.

(2) Beneficial ownership information is based on a Schedule 13G filed by Donald Smith & Co., Inc. ("Donald Smith") on February 8, 2008. Donald Smith stated in the Schedule 13G that the reported securities are owned by its advisory clients, no one of which, to Donald Smith's knowledge, owns more than 5% of the class. Donald Smith further reported that it had sole voting power over 3,263,511 of the shares and dispositive voting power over all 4,041,511 shares.

(3) Beneficial ownership information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP. ("Dimensional") on February 6, 2008. Dimensional reported in the Schedule 13G/A that, as an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, it furnishes investment advice to four investment companies and serves as investment manager to other accounts (collectively, the "Funds"), which hold the shares shown in the table above. To Dimensional's knowledge, the interest of any one Fund does not exceed 5% of the class of securities. Dimensional further reported that while it possesses voting and investment power over all 2,911,767 shares, such shares are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares.

(4) Beneficial ownership information is based on a Schedule 13G/A filed by PRIMECAP Management Company ("PRIMECAP") on February 14, 2008. PRIMECAP reported in the Schedule 13G/A that it had sole voting power over 138,000 shares and sole dispositive power over all 2,701,050 shares.

(5) Beneficial ownership information is based on a Schedule 13G filed by Wells Fargo & Company on February 1, 2008. Wells Fargo & Company reported that it had sole voting power over 865,220 of the shares, sole dispositive power over 837,049 and shared dispositive power over 1,763,722. The Schedule 13G was filed by Wells Fargo & Company on its own behalf and on behalf of four subsidiaries: Wells Capital Management Incorporated; Wells Fargo Funds Management, LLC; Wells Fargo Bank, National Association; and Wells Fargo Investments, LLC.

(6) Beneficial ownership information is based on a Schedule 13G/A filed by Vanguard Chester Funds-Vanguard Primecap Fund ("Vanguard") on February 27, 2008. Vanguard reported in the Schedule 13G/A that it had sole voting power over all 2,540,000 shares.

(7) Beneficial ownership information is based on a Schedule 13G filed by Barclay Global Investors, NA ("Barclay") on January 22, 2008. Barclay reported that it had sole voting power over 744,865 shares and sole dispositive power over 910,819, and that Barclay Global Fund Advisors had sole voting and dispositive power over 990,532 shares.

Executive Summary

This section contains a discussion of the material elements of compensation earned during 2007 by our Named Executive Officers listed in the Summary Compensation Table below: Chief Executive Officer (CEO) of Alaska Air Group, Inc. Bill Ayer; Chief Financial Officer of Alaska Air Group, Inc. Brad Tilden; Jeff Pinneo, the CEO of operating subsidiary Horizon Air Industries, Inc.; and Gregg Saretsky and Kevin Finan, two elected officers of subsidiary Alaska Airlines who have or had policy-making roles at the Alaska Air Group level. Mr. Finan retired on January 1, 2008.

The structure of our executive compensation program is designed to compensate executives appropriately and fairly and to drive superior performance. For our Named Executive Officers, a high proportion of total direct compensation is "at risk" and tied to the success of the Company because they are the leaders primarily responsible for the overall execution of the Company's strategy. The strategic goals of the Company are reflected in our incentive-based executive compensation programs so that executives' interests are aligned with shareholder interests. Executive compensation is designed to be internally equitable, reflective of the business challenges facing the Company, and scaled to the industry.

Objectives of our Executive Compensation Program

The objectives of the Company's executive compensation programs are as follows:

- to attract and retain highly qualified executives who share our Company values and commitment to the Company's 2010 strategic plan by designing the total compensation package to be entrepreneurial, fair, and competitive with appropriate reference points as described below;
- to motivate executives to provide excellent leadership and achieve Company goals by linking short-term and long-term incentives to the achievement of specific goals as reflected in executives' personal commitment plans, the Performance-Based Pay plan, and the Company's 2010 strategic plan;
- to align the interests of executives, employees, and stockholders by tying a large portion of our executives' total direct compensation (base salary, short-term incentive pay, and equity awards) to the achievement of objective goals related to the Company's safety record, cost structure, employee engagement and profitability; and
- to provide executives with reasonable security, through a combination of performance-based incentives, retirement plans and change in control agreements that motivate them to continue employment with the Company and achieve goals that will help the Company remain competitive and thrive in the long term.

How Executive Compensation is Determined

The Role of the Compensation Committee, Management and Consultants

Our Compensation Committee determines and approves Mr. Ayer's compensation. Mr. Ayer recommends compensation for the other Named Executive Officers and the Compensation Committee approves it. None of the other Named Executive Officers have a role in determining executive compensation.

The Committee retained Deloitte Consulting to provide advice with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (*e.g.*, proportion of fixed pay to incentive pay, proportion of annual cash pay to long-term incentive pay), and setting compensation levels. In 2007, Deloitte Consulting reviewed our peer group companies (identified below) and assisted the Committee with the collection and analysis of current executive compensation data for these peer group companies. The Compensation Committee utilizes consulting advice in its deliberative process in addition to the other factors discussed below.

How the Elements of our Executive Compensation Program were Selected

The Compensation Committee conducts an annual review of the Company's executive compensation to ensure that it is structured to satisfy our objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. Our compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect our results of operations.

The Committee utilizes both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and fair. Base salaries, benefits, perquisites, retirement benefits, and change in control benefits are primarily intended to attract and retain highly qualified executives. Base salaries, benefits and perquisites are service-based and are paid out on a short-term or current basis. These are the elements of the Company's executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary and benefits determined by reference to base salary may increase from year to year depending on performance, among other things).

Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives. Annual incentives, based on the achievement of objective performance goals and long-term equity-based incentives are paid out on a longer-term basis. We believe that this mix of short-term and longer-term compensation allows us to achieve our dual goals of attracting and retaining highly qualified executives with an entrepreneurial spirit and providing meaningful performance incentives for those executives.

Executive Pay Mix and the Emphasis on "At Risk" Pay

The Compensation Committee believes that emphasis on "at risk" compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture, since it aligns management's interests with those of the Company's stockholders.

Total direct compensation for a Named Executive Officer is tailored to place a substantial emphasis on "at risk" pay that is tied to performance objectives. For 2007, the Committee approved target-level compensation for Mr. Ayer that is 80% "at risk" and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is on average 67% "at risk" and tied also to stockholder value creation.

Total Direct Compensation of Chief Executive Officer



20% Base Pay
80% "At Risk"

Total Direct Compensation of Other Named Executive Officers



33% Base Pay
67% "At Risk"

Methodology for Determining Pay

The Use of Benchmarking

In 2007, the Compensation Committee reviewed and analyzed total direct compensation at the executive level. The analysis included the use of "benchmarking" to provide a review of total direct compensation as compared to market data. For this purpose, the Committee considered air carrier peer group data as well as general industry data. The data was weighted 2/3 airline and 1/3 general industry to identify a "market consensus" compensation level for each executive position. For the analysis of market consensus, the Committee applied a greater focus on peer group air carriers because these are the primary companies that compete with the Company for key talent, customers, and stockholder investment. Peer group air carrier companies also receive greater emphasis because in our industry the vast majority of our employees are unionized and have pay that is often compared to their industry peers. For 2007, the peer group consisted of Air Tran Holdings, AMR Corporation, Continental Airlines Inc., Delta Air Lines Inc., Frontier Airline Holdings, Jet Blue Airways Corporation, Northwest Airlines Corporation, Southwest Airlines Corporation, UAL Corporation and US Airways Group Inc. The Committee also considered general industry data of companies with similar revenues because it recognizes that our executives have opportunities outside the industry.

The Application of Internal Equity Considerations

The Committee believes that the appropriate way to compensate executive officers is to consider many principles of compensation, including internal equity and fundamental fairness. The Committee recognizes that Chief Executive Officer compensation at many publicly traded companies in the United States has dramatically increased over a short period of time. The Committee recognizes that compensation data is susceptible to "ratcheting," or one-upmanship. This leads the Committee, with the Chief Executive Officer's full support, to not blindly accept "benchmarking" data to set compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles such as internal equity when determining Chief Executive Officer compensation. As a result, the Committee's determination of total direct compensation for the Chief Executive Officer position reflects a substantial discount from market consensus. At current levels, the Chief Executive Officer's total direct compensation represents approximately two times that of the Executive Vice President level, and approximately four times that of the Vice President level. By considering internal equity, the Committee believes that the resulting data points are more reliable and more insulated from external ratcheting effects.

The Use of Tally Sheets and Wealth Accumulation Analysis

Annually, the Committee reviews tally sheets that show each element of compensation for an individual. For each Named Executive Officer, base salaries, benefit values, incentive plan payments, equity awards, equity exercises, perquisites and retirement benefits are included on tally sheets. The Company's corporate affairs and human resource departments prepare the tally sheets. To date, the Committee's use of tally sheets has provided verification that executive compensation is internally equitable and proportioned according to the Committee's expectations with regard to "at risk" compensation.

The Use of Performance Measures

We use objective performance goals in our annual incentive program, our "Performance-Based Pay" plan, and in our long-term equity incentive program. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Alaska 2010 plan and by linking executives' compensation to long-term stockholder gain.

Current Executive Compensation Elements

Base Pay

In general, for Named Executive Officers, the Committee targeted base salary levels in the 25th percentile based on market consensus data identified in the review described above. The Committee assessed each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, and the individual's leadership performance, and internal equity.

In setting Chief Executive Officer compensation for 2007, the Committee received candid and direct input from Mr. Ayer. At the initiation of Mr. Ayer, his base salary for 2007 remained at the same level it has for the past two years, and lower than it had been in the three years prior to that. The Committee believes that Mr. Ayer's leadership in this matter has been invaluable in re-affirming the Company's values and commitment to the 2010 strategic plan. In 2007, Mr. Ayer's base salary was in the 25th percentile compared to our peer group. The chart below depicts Chief Executive Officer base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2005, 2006 and 2007 Base Salary	
Alaska Air Group, Inc.	$360,000
2007 Base Salary (Air Group peers)	
Air Tran Holdings	$450,000
AMR Corporation	$581,534
Continental Airlines, Inc.	$712,500
Delta Air Lines, Inc.	$337,500
Frontier Airline Holdings	$311,250
Jet Blue Airways Corporation	$200,000
Northwest Airlines Corporation	$516,384
Southwest Airlines Corporation	$424,065
UAL Corporation	$850,000
US Airways Group, Inc.	$550,000
Average Base Salary (Air Group peers)	**$493,323**

Based on its review of executive compensation, the Committee did not increase base salary levels of the other Named Executive Officers in 2007. The Committee believes that 25th percentile base salary levels for the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met, are appropriate. The base salary levels of the other Named Executive Officers averaged in the 25th percentile for 2007.

Performance-Based Annual Incentives

Our Named Executive Officers are eligible to earn annual incentive pay under our Performance-Based Pay plan, which is intended to motivate the executives to achieve specific Company goals. The Committee aligns executive compensation with the Company's strategic plan by choosing a target level performance for the Performance-Based Pay plan that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay plan is assigned a target participation level, expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2007 target participation levels are as follows:

Name	Target Participation as % of Base Salary
Bill Ayer	100%
Brad Tilden	75%
Gregg Saretsky	75%
Kevin Finan	75%
Jeff Pinneo	75%

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of the objective performance standards set by the Compensation Committee at the beginning of each year. For 2007, the Performance-Based Pay Plan metrics were set as follows:

Goal	Weight	Threshold		Target		Maximum	
		Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
• Safety on-the-job injuries per 100 full time employees	10%	9.06 or fewer	9.8 or fewer	8.61 or fewer	9.31 or fewer	8.15 or fewer	8.82 or fewer
• Employee Engagement increase in favorable rating (& no increase in unfavorable)	10%	5%	3%	10%	5%	15%	8%
• CASM ex fuel (cost per available seat mile)	10%	7.55¢	13.88¢	7.45¢	13.68¢	7.25	13.38¢
AAG Profitability							
Adjusted Pretax Profit	**70%**	**$200 m**		**$325 m**		**$450 m**	

Target performance is set according to measures that will keep the Company on course for achieving its 2010 strategic plan. Maximum targets are approximately one and one half times target, and intended as "stretch" goals. Threshold goals are set to improve year-over-year performance. The 2007 Alaska Air Group Profitability target was established by identifying the level of profitability achieved with an 8% adjusted pre-tax profit margin. The Safety and Employee Engagement metrics were set to drive continuous improvement on those measures. The Cost Per Available Seat Mile metric was similarly chosen to promote the Company's progress on its 2010 strategic plan.

Historically, the Performance-Based Pay plan has paid out as follows:


History of Performance-Based Pay
200%
150%
100%
50%
0%
44%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
Target Payout
2003
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
% of Target

● Proxy

In addition, all of our employees, including our executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive payment to all employees when particular operational performance targets are met. Awards are based on operational performance and customer satisfaction, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Incentive Awards

An important element of our executive compensation program is our long-term equity-based incentive awards, which link executive pay to stockholder value. Our long-term equity incentives are primarily intended to align Named Executive Officers' long-term interests with stockholders' long-term interests, although we believe that by promoting stock ownership by our executives, they also play a role in helping us to attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

The Committee issues annual equity grants to provide incentives to our executives to increase stockholder value. The Committee reviews equity grant guidelines that are modeled according to the total direct compensation levels and pay mix described above. Target equity grants achieve total direct compensation at the 50th percentile of market consensus for Named Executive Officers. Named Executive Officers' equity grants may be adjusted above or below target based on:

- the individual's contribution to the success of the Company's financial performance;
- internal equity;
- the individual's performance of his or her job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

For our Named Executive Officers, equity incentive awards are proportioned according to a formula that considers the risk inherent in the various equity vehicles. For 2007, the Named Executive Officers were awarded equity as follows:

Name	Equity Target as % of Base Pay	Equity Mix		
		Stock Options	Restricted Stock Units	Performance Shares
Bill Ayer	200%	40%	20%	40%
Brad Tilden	100%	40%	20%	40%
Gregg Saretsky	100%	40%	20%	40%
Kevin Finan	100%	40%	20%	40%
Jeff Pinneo	100%	40%	20%	40%

Stock Options

The Company makes a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of our common stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant.

Restricted Stock Units

The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units vest only on the third anniversary of the date they are granted and, upon vesting, are paid in shares of our common stock. Thus, the units are designed to link executives' interests with those of our stockholders (as the units' value is based on the value of our common stock) and to provide a long-term retention incentive through the vesting period.

Performance Shares

For 2007, the Company granted the Named Executive Officers performance shares as part of our long-term equity-based incentive program. The shares will vest only if the Company achieves a pre-determined average pre-tax profit margin over the course of three years. For 2007, the Compensation Committee set target performance at 8% adjusted pre-tax profit margin (referred to as "APM" in the table below), which was consistent with the goal of the Company and identical to the target set for the Performance-Based Pay plan. By designating a proportion of an executive's compensation in performance shares, the Compensation Committee aims to further align total direct compensation for executives with the Company's strategic plan goals.

The 2007 grant of performance shares was set according to the following metrics:

Performance Share Metrics	
APM (three-year average)	Percentage of Stock Units that Vest
Less than 4%	0.00%
4%	25.00%
5%	43.75%
6%	62.50%
7%	81.25%
8%	100.00%
9%	125.00%
10%	150.00%
11%	175.00%
12% and above	200.00%

Perquisites and Personal Benefits

In addition to cash and equity compensation, the Company provides the Named Executive Officers with certain perquisites and personal benefits, including automobile expenses and travel benefits. We believe that any perquisites offered to executives should be modest and should not make up a large proportion of the executive's compensation. In 2008, the Committee determined that an annual amount would be paid to each Named Executive Officer in lieu of all perquisites but travel, life insurance, health exams, AD&D insurance, and Alaska Airlines Boardroom membership. In terms of total direct compensation, the CEO's annual sum will be approximately 2% of total direct compensation.

Retirement Benefits/Deferred Compensation Opportunities

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and our 401(k) plan are both tax-qualified retirement plans that the Named Executive Officers participate in on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan are required to be limited. Because we wish to provide supplemental retirement benefits, we established the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), an unfunded defined benefit plan designed to permit participants to receive the full amount of benefits that would be paid under the Salaried Retirement Plan but for the limitations and to provide supplemental retirement benefits.

Under our Nonqualified Deferred Compensation Plan, our Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments. The Company believes that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the "2007 Pension Benefits" and "2007 Nonqualified Deferred Compensation" tables and information following them for a description of these plans.

Analysis of Our Agreements Regarding Change in Control and Termination

We do not have an employment agreement in place with Mr. Ayer nor with Messrs. Tilden, Saretsky, and Pinneo. Upon a leadership restructuring in April 2007, we entered into a Retirement and Non-Compete Agreement and a Consulting Agreement with Mr. Finan, who served as our Executive Vice President/Operations until April 25, 2007. Under the terms of the Retirement and Non-Compete Agreement, Mr. Finan served the remainder of 2007 as

Executive Vice President/Strategic Projects and retired as of January 1, 2008. The full description of Mr. Finan's termination arrangements are set forth in the section "Potential Payments Upon Change In Control And Termination" on page 53.

We have change in control agreements with our other Named Executive Officers. In 2007, the Committee analyzed the Company's entire change in control program by reviewing a market analysis of change in control programs generally, and different potential scenarios for the Company specifically. The Committee concluded that the Company's program was competitive at the senior-most levels of the Company, but that it was overly broad with regard to participation. The Committee assessed the market data and the publicized institutional investor opinions regarding particular terms of change in control agreements, including excise tax reimbursement provisions. The Committee also reviewed changes necessary for compliance with Internal Revenue Service Section 409A regulations.

As a result of the review, the Committee narrowed program participation to a smaller group of executives. For some positions, the Committee reduced the severance multiple with respect to future hires, and the Committee re-defined the definition of "change in control" and modified the excise tax reimbursement provisions for current and future executives.

For the Named Executive Officers (with the exception of Mr. Finan, who is retired and no longer subject to a change in control agreement), the terms of their existing change in control agreements changed as of February 14, 2008, the date by which they executed agreements with the new provisions. For the Named Executive Officers, the agreements contain a definition of "change in control" that requires consummation of a transaction and a modified excise tax reimbursement provision that requires excise taxes to exceed a 10% threshold before excise taxes will be reimbursed by the Company.

We have entered into change in control agreements because we believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty and disruption during a critical transaction time for the Company. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment following a change in control transaction because we believe that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change in control event commences, the Named Executive Officer's severance and benefits payable under the contract begins to diminish with time, until ultimate expiration of the agreement 36 months later.

In 2007, the Compensation Committee also revised the Company's equity award agreements such that equity will vest on an accelerated basis only in the event of a change in control plus actual or constructive discharge of the executive.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid its chief executive officer and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Company strives whenever possible to structure its compensation plans such that they are tax deductible and believes that a substantial portion of compensation paid under its current program (including the annual incentives and stock option grants described above) satisfies the requirements under Section 162(m). However, the Company reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2007, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2007 Annual Report on Form 10-K on file with the SEC.

Compensation Committee of the Board of Directors

Phyllis J. Campbell, Chairperson
Jessie J. Knight, Jr., member
Dennis F. Madsen, member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of 2007. During 2007, Mr. Rindlaub also served as a member of the Compensation Committee until his retirement on June 12, 2007. No member of the Compensation Committee during 2007 is or has been a former or current executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2007.

(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC, and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Securities Exchange Act.

2007 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of our CEO, our chief financial officer and our three other most highly compensated executive officers for services rendered during 2007. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
William S. Ayer	2007	360,000	0	349,667	595,511	76,320	15,924	47,508	1,444,930
Chairman, President and CEO	2006	360,000	0	302,484	606,675	538,965	57,541	55,402	1,921,067
Bradley D. Tilden	2007	260,000	0	212,010	214,018	41,340	171,291	43,754	942,413
Executive Vice President/Finance and Planning and Chief Financial Officer	2006	260,000	0	130,554	151,486	233,531	49,450	69,389	894,410
Gregg A. Saretsky	2007	280,000	0	209,721	218,204	44,520	32,280	46,621	831,346
Executive Vice President/ Marketing and Flight	2006	280,000	0	135,095	157,286	243,204	104,362	81,705	1,001,652
Kevin P. Finan(5)	2007	260,000	0	211,746	167,425	41,340	143,518	283,023	1,107,052
Former Executive Vice President/ Strategic Projects	2006	260,000	0	139,967	110,504	225,846	195,773	64,973	997,063
Jeffrey D. Pinneo(6)	2007	237,000	0	180,694	167,630	35,550	803,127	52,094	1,476,095
President and CEO (Horizon Air Industries)	2006	237,000	0	117,593	142,786	209,995	30,202	60,917	798,493

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to 2007 and 2006 (disregarding any estimate of forfeitures related to service-based vesting conditions). Mr. Finan forfeited 2,875 options upon retirement on January 1, 2008. Otherwise, no stock awards or option awards granted to Named Executive Officers were forfeited in 2006 or 2007. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 12 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2007 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted to our Named Executive Officers for 2007, please see the discussion under "Grants of Plan-Based Awards" below.

(2) The material terms of these bonus awards are described in the "Compensation Discussion and Analysis" section above.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan as well as earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Also included in the total for Column (i) are: the Company's incremental cost of providing flight benefits; Alaska Airlines Board Room membership; gas allowance; annual physical; hotel allowance; financial, tax and estate planning; and accidental death and dismemberment insurance premiums.

Name	Company Contribution to 401(k) Account	Term Life Insurance Premiums (and Taxes Paid)	Medical Insurance Premiums (and Taxes Paid)	Automobile Expense	Travel Taxes Paid
William S. Ayer	$ 6,750	$1,164 ($667)	$9,899 ($0)	$20,800	$ 8,269
Bradley D. Tilden	$ 6,750	$603 ($346)	$9,899 ($0)	$17,800	$15,906
Gregg A. Saretsky	$ 6,750	$650 ($372)	$9,899 ($0)	$18,400	$16,451
Kevin P. Finan	$ 6,750	$1,854 ($1,063)	$9,899 ($0)	$17,800	$26,584
Jeffrey D. Pinneo	$15,500	$690 ($395)	$5,729 ($3,981)	$17,110	$13,127

(5) Mr. Finan retired on January 1, 2008. The amount reported in Column (i) for Mr. Finan also includes payments made pursuant to his Employment, Retirement and Non-Compete Agreement with the Company dated April 25, 2007. Mr. Finan received a retirement bonus payment of $200,000 plus $30,000 in payment of all accrued and unused vacation pursuant to the agreement.

(6) In 2007, Mr. Pinneo became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $802,627 is included in the Summary Compensation Table in Column (h) as the Change in Pension Value and is attributable to Mr. Pinneo's vesting and service accruals under the Supplementary Retirement Plan during 2007. This accrual also includes Mr. Pinneo's nonqualified benefits described in the paragraph below. The Supplementary Retirement Plan and the nonqualified benefits are payable over the long-term after Mr. Pinneo retires from the Company.

Regarding Mr. Pinneo's nonqualified benefits, when Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

2007 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2007. Each of the equity-based awards reported in the table below was granted under our 2004 Plan.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares Underlying Options	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($)(2) (l)
William S. Ayer	1/31/07	0	0	0	2,500	10,000	20,000	5,200	23,800	42.85	1,172,871
	N/A	0	360,000	720,000	0	0	0	0	0	0	0
Bradley D. Tilden	1/31/07	0	0	0	1,350	5,400	10,800	3,200	12,300	42.85	626,979
	6/14/07	0	0	0	0	0	0	0	7,700	27.40	105,412
	N/A	0	195,000	390,000	0	0	0	0	0	0	0
Gregg A. Saretsky	1/31/07	0	0	0	1,350	5,400	10,800	2,700	12,300	42.85	605,554
	6/14/07	0	0	0	0	0	0	0	7,700	27.40	105,412
	N/A	0	210,000	420,000	0	0	0	0	0	0	0
Kevin P. Finan	1/31/07	0	0	0	1,250	5,000	10,000	2,500	11,500(3)	42.85	563,033
	N/A	0	195,000	390,000	0	0	0	0	0	0	0
Jeffrey D. Pinneo	1/31/07	0	0	0	1,150	4,600	9,200	2,300	10,400	42.85	514,207
	N/A	0	177,750	355,500	0	0	0	0	0	0	0

(1) Threshold, target and maximum are based on 25%, 100% and 200% estimated future payouts, respectively.

(2) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2007 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(3) This award preceded Mr. Finan's retirement on January 1, 2008. Upon retirement, 2,875 shares of the 11,500 options granted to him were forfeited pursuant to the terms of the equity agreement.

Description of Equity-Based Awards

Each of the equity-based awards reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the 2004 Plan. The 2004 Plan is administered by the Compensation Committee. The Committee has authority to interpret the plan provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provisions to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Unless otherwise provided by the Committee, awards granted under the 2004 Plan are generally only transferable to a beneficiary of a Named Executive Officer upon his death.

Options

Each option reported in Column (j) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, and in accordance with the terms of the 2004 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

Each option granted to our Named Executive Officers in 2007 is subject to a four-year vesting schedule, with 25% of the option vesting on each of the first four anniversaries of the grant date. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our Named Executive Officers in 2007 has a term of ten years. If a

Named Executive Officer's employment terminates for any reason other than due to his death, disability or retirement, the unvested portion of the option will immediately terminate. If the Named Executive Officer's employment is terminated as a result of the officer's death or disability, the option will immediately vest and become exercisable. If the Named Executive Officer's employment is terminated as a result of the officer's retirement, the option will continue to vest and become exercisable over the three-year period following the retirement date (subject to earlier termination at the end of the option's stated term). For these purposes, "retirement" generally means a termination of employment on or after attaining age 60, attaining age 55 with at least five years of service with the Company, or becoming entitled to commence benefits under a Company-sponsored defined benefit plan in which the officer participates (with at least 10 years service). Unless otherwise provided by the Board of Directors, if there is a change in control of the Company, the options will generally become fully vested and exercisable.

The options granted to Named Executive Officers during 2007 do not include any dividend rights.

Restricted Stock Units

Column (i) of the table above reports awards of restricted stock units granted to our Named Executive Officers for 2007. Each restricted stock unit represents a contractual right upon vesting to receive one share of our common stock. Restricted stock units granted to our Named Executive Officers for 2007 will generally vest in one installment on the third anniversary of the grant date, provided that the officer continues to be employed with the Company through that date. However, the restricted stock units will become fully vested if the Named Executive Officer's employment terminates due to the officer's death or disability. If the Named Executive Officer's employment terminates due to the officer's retirement, the restricted stock units will continue to vest for the three-year period following the retirement date. (See the description of "Options" above for the definition of "retirement.") Unless otherwise provided by the Board of Directors, the restricted stock units will also generally become fully vested upon a change in control of the Company.

The restricted stock units granted to Named Executive Officers during 2007 do not include any dividend rights.

Performance Shares

Column (g) of the table above reports awards of performance shares granted to our Named Executive Officers for 2007. Columns (f) and (h) show threshold and maximum payout potential, respectively, for each award. Like restricted stock units, each performance share represents a contractual right upon vesting to receive one share of our common stock. Performance shares granted to our Named Executive Officers for 2007 will generally vest based on the Company's achievement of pre-established performance goals for adjusted pre-tax profit margin over a three-year period as described in the "Compensation Discussion and Analysis" section above. If the Named Executive Officer's employment terminates due to the officer's death, disability or retirement, the performance shares will be eligible to vest on a prorated basis based on the Company's performance over the three-year performance period. Unless otherwise provided by the Board of Directors, the performance shares will also generally become fully vested upon a change in control of the Company.

The performance shares granted to the Named Executive Officers during 2007 do not include any dividend rights.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date.

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
William S. Ayer	5/7/98	24,100	0	47.125	5/7/08	0	0	0	0
	5/25/99	33,100	0	39.6875	5/25/09	0	0	0	0
	1/25/00	40,100	0	30.50	1/25/10	0	0	0	0
	1/30/01	41,900	0	31.80	1/30/11	0	0	0	0
	11/12/01	39,000	0	25.20	11/12/11	0	0	0	0
	1/30/02	75,000	0	30.89	1/30/12	0	0	0	0
	5/31/02	75,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	55,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	23,025	7,675(2)	26.10	3/1/14	0	0	0	0
	11/17/04	15,000	5,000(3)	28.85	11/17/14	0	0	0	0
	8/30/05	23,050	23,050(4)	32.96	8/30/15	14,000(4)	350,140	0	0
	9/13/06	9,325	27,975(6)	37.96	9/13/16	0	0	0	0
	1/31/07	0	23,800(7)	42.85	1/31/17	5,200(7)	130,052	10,500(8)	262,605
Totals:		453,600	87,500			29,700	480,192	10,500	262,605
Bradley D. Tilden	5/7/98	3,675	0	47.125	5/7/08	0	0	0	0
	5/25/99	8,400	0	39.6875	5/25/09	0	0	0	0
	1/25/00	11,600	0	30.50	1/25/10	0	0	0	0
	1/30/01	13,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	15,600	0	25.20	11/12/11	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	15,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	9,675	3,225(2)	26.10	3/1/14	0	0	0	0
	8/30/05	6,450	6,450(4)	32.96	8/30/15	5,350(4)	133,804	0	0
	9/13/06	2,887	8,663(6)	37.96	9/13/16	5,300(6)	132,553	0	0
	1/31/07	0	12,300(7)	42.85	1/31/17	3,200(7)	80,032	5,400(8)	135,054
	6/14/07	0	7,700(9)	27.40	6/14/17	0	0	0	0
Totals:		116,287	38,338			19,250	346,389	5,400	135,054
Gregg A. Saretsky	3/15/98	10,000	0	57.3125	3/15/08	0	0	0	0
	5/7/98	8,000	0	47.125	5/7/08	0	0	0	0
	5/25/99	11,200	0	39.6875	5/25/09	0	0	0	0
	1/25/00	13,600	0	30.50	1/25/10	0	0	0	0
	1/30/01	15,500	0	31.80	1/30/11	0	0	0	0
	11/12/01	10,800	0	25.20	11/12/11	0	0	0	0
	5/31/02	3,590	0	27.85	5/31/12	0	0	0	0
	2/11/03	5,202	0	18.76	2/11/13	0	0	0	0
	3/1/04	10,125	3,375(2)	26.10	3/1/14	0	0	0	0
	8/30/05	6,750	6,750(4)	32.96	8/30/15	5,570(4)	139,306	0	0
	9/13/06	2,887	8,663(6)	37.96	9/13/16	5,300(6)	132,553	0	0
	1/31/07	0	12,300(7)	42.85	1/31/17	2,700(7)	67,527	5,400(8)	135,054
	6/14/07	0	7,700(9)	27.40	6/14/17	0	0	0	0
Totals:		97,654	38,788			18,970	339,386	5,400	135,054

[illegible] (a)	Option Grant/Award Date (b)	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Allocable Financial Charge Recognized for 2006 ($) (g)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Kevin P. Finan	7/26/00	14,500	0	28.5625	7/26/10	0	0	0	0	0
	1/30/01	14,800	0	31.80	1/30/11	0	0	0	0	0
	11/12/01	17,700	0	25.20	11/12/11	0	0	0	0	0
	2/11/03	8,850	0	18.76	2/11/13	4,377	0	0	0	0
	3/1/04	6,600	2,200(2)	26.10	3/1/14	25,550	0	0	0	0
	8/30/05	4,400	4,400(4)	32.96	8/30/15	31,629	6,880(4)	172,069	0	0
	1/26/06	0	0	N/A	N/A	0	1,000(5)	25,010	0	0
	9/13/06	2,682	8,048(6)	37.96	9/13/16	50,582	4,920(6)	123,049	0	0
	1/31/07	0	8,625(7)	42.85	1/31/17	55,287	2,500(7)	62,525	5,000(8)	125,050
Totals:		69,532	23,273			167,425	20,300	382,653	5,000	125,050
Jeffrey D. Pinneo	5/7/98	3,000	0	47.125	5/7/08	0	0	0	0	0
	5/25/99	3,900	0	39.6875	5/25/09	0	0	0	0	0
	1/25/00	4,700	0	30.50	1/25/10	0	0	0	0	0
	1/30/01	6,000	0	31.80	1/30/11	0	0	0	0	0
	11/12/01	2,700	0	25.20	11/12/11	0	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0	0
	2/11/03	12,000	0	18.76	2/11/13	1,651	0	0	0	0
	3/1/04	8,100	2,700(2)	26.10	3/1/14	31,055	0	0	0	0
	8/30/05	5,400	5,400(4)	32.96	8/30/15	38,810	4,870(4)	121,799	0	0
	9/13/06	2,445	7,335(6)	37.96	9/13/16	46,100	4,490(6)	112,295	0	0
	1/31/07	0	10,400(7)	42.85	1/31/17	50,013	2,300(7)	57,523	4,600(8)	4,625
Totals:		78,245	25,835			167,629	16,260	291,617	4,600	4,625

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $25.01 (the closing price of our common stock on the last trading day of fiscal 2007).

(2) The unvested options under the 3/1/04 grant will become vested as follows: Mr. Ayer — 7,675 on 3/1/08; Mr. Tilden — 3,225 on 3/1/08; Mr. Saretsky — 3,375 on 3/1/08; Mr. Finan — 2,200 on 3/1/08; and Mr. Pinneo — 2,700 on 3/1/08.

(3) The unvested options under the 11/17/04 grant will become fully vested on 11/17/08.

(4) The RSUs awarded on 8/30/05 will become fully vested on 8/30/08. The unvested options under the 8/30/05 grant will become vested as follows: Mr. Ayer — 11,525 on 8/30/08 and 11,525 on 8/30/09; Mr. Tilden — 3,225 on 8/30/08 and 3,225 on 8/30/09; Mr. Saretsky 3,375 on 8/30/08, and 3,375 on 8/30/09; Mr. Finan —2,200 on 8/30/08 and 2,200 on 8/30/09; and Mr. Pinneo — 2,700 on 8/30/08 and 2,700 on 8/30/09.

(5) The RSUs awarded to Mr. Finan on 1/26/06 will become fully vested on 1/25/09.

(6) The RSUs awarded on 9/13/06 will become fully vested on 9/13/09. The unvested options under the 9/13/06 grant will become vested as follows: Mr. Ayer — 9,325 on 9,325 on 9/13/08, 9,325 on 9/13/09 and 9,325 on 9/13/10; Mr. Tilden 2,888 on 9/13/08, 2,887 on 9/13/09 and 2,888 on 9/13/10; Mr. Saretsky — 2,888 on 9/13/08, 2,887 on 9/13/09 and 2,888 on 9/13/10; Mr. Finan — 2,683 on 9/13/08, 2,682 on 9/13/09 and 2,683 on 9/13/10; and Mr. Pinneo — 2,445 on 9/13/08, 2,445 on 9/13/09 and 2,445 on 9/13/10.

(7) The RSUs awarded on 1/31/07 will become fully vested on 1/31/2010. The unvested options under the 1/31/07 grant will become vested as follows: Mr. Ayer — 5,950 on 1/31/08, 5,950 on 1/31/09, 5,950 on 1/31/10 and 5,950 on 1/31/11; Mr. Tilden and Mr. Saretsky — 3,075 on 1/31/08, 3,075 on 1/31/09, 3,075 on 1/31/10 and 3,075 on 1/31/11; Mr. Finan — 2,875 on 1/31/08, 2,875 on 1/31/09 and 2,875 on 1/31/10 (2,875 options due to vest on 1/31/11 were forfeited upon Mr. Finan's retirement); Mr. Pinneo — 2,600 on 1/31/08, 2,600 on 1/31/09, 2,600 on 1/31/10 and 2,600 on 1/31/11.

(8) The awards reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above.

(9) The options granted to Mr. Saretsky and Mr. Tilden on 6/14/07 will become vested as follows: 1,925 on 6/14/08, 1,925 on 6/14/09, 1,925 on 6/14/10 and 1,925 on 6/14/11.

2007 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2007, and on the vesting during 2007 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
William S. Ayer	0	0	15,400	335,720
Bradley D. Tilden	0	0	5,350	116,630
Gregg A. Saretsky	26,410	418,841	5,570	121,426
Kevin P. Finan	0	0	3,880	84,584
Jeffrey D. Pinneo	0	0	4,870	106,166

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

2007 PENSION BENEFITS

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credit Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	12.308	367,576	0
	Supplemental Retirement Plan	12.398	1,545,646	0
Bradley D. Tilden	Salaried Retirement Plan	16.844	354,626	0
	Supplemental Retirement Plan	8.919	577,810	0
Gregg A. Saretsky	Salaried Retirement Plan	9.771	218,057	0
	Supplemental Retirement Plan	9.771	486,807	0
Kevin P. Finan	Salaried Retirement Plan	7.458	863,690	0
	Supplemental Retirement Plan	7.430	933,185	0
Jeffrey D. Pinneo(2)	Salaried Retirement Plan	3.816	19,815	0
	Supplementary Retirement Plan	5.920	935,670	0

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2007 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 8 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2007 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) In 2007, Mr. Pinneo became partially vested under the Supplementary Retirement Plan and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $802,627 is included in the Pension Benefits table in Column (d) as the Present Value of Accumulated Benefit and is attributable to Mr. Pinneo's vesting and service accruals under the Supplementary Retirement Plan during 2007. This accrual also includes Mr. Pinneo's nonqualified benefits described in the paragraph below. The Supplementary Retirement Plan benefits and the nonqualified benefits are payable over the long term after Mr. Pinneo retires from the Company.

Regarding Mr. Pinneo's nonqualified benefits, when Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan (as defined below) on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

Pension and Other Retirement Plans

The Company maintains two primary defined benefit pension plans covering the Named Executive Officers. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is our qualified defined benefit employee retirement plan, and the Named Executive Officers participate in this plan on the same general terms as our other eligible employees. The Named Executive Officers also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003, in which all of the Named Executive Officers participate. Each of our Named Executive Officers is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2007, this limit was $225,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2007, this limit on annual benefits was $180,000. To the extent the retirement benefits of our Named Executive Officers and certain other employees under the Salaried Retirement Plan exceed these limits, the excess benefits may be paid under the Supplementary Retirement Plan as described below.

Supplementary Retirement Plan

In addition to the benefits described above, the Named Executive Officers are eligible to receive retirement benefits under the Supplementary Retirement Plan. The Supplementary Retirement Plan is a nonqualified, unfunded, noncontributory defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (between 50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer. This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement Plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement Plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement Plan.)

Participants in the Supplementary Retirement Plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or upon termination of the participant's employment due to death or disability.

2007 NONQUALIFIED DEFERRED COMPENSATION

Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. For 2007, Messrs. Ayer and Finan elected to defer their Performance-Based Pay payouts. We do not make any matching or other contributions to any employee's account under this plan. For 2007, amounts deferred under the Deferred Compensation Plan were credited with interest at a rate of 6.25%. This rate (as in prior years) is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Beginning in 2007, participants under the plan had the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified defined contribution plans during 2007, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2007.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
William S. Ayer	76,320	0	13,719	24,723	220,337
Bradley D. Tilden	0	0	0	0	0
Gregg A. Saretsky	0	0	3,010	5,759	48,247
Kevin P. Finan	41,340	0	2,409	4,113	28,761
Jeffrey D. Pinneo	0	0	505	966	8,094

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. Total earnings for each Named Executive Officer listed in Column (d) above were also included as earnings in the Summary Compensation Table.

Potential Payments Upon Change in Control and Termination

Under the change in control agreements in place with Messrs. Ayer, Tilden, Saretsky and Pinneo, if a change of control occurs, a three-year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;

- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay plan incentive or the average of his annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plan; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change in control agreements.) In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due.

In addition, as noted above, the executive's unvested benefits under our Supplementary Retirement Plan and, unless two-thirds of our Board determines otherwise, outstanding and unvested stock options and restricted stock units and the target number of performance stock units generally become vested upon a change in control irrespective of a termination of employment.

In the table below, we have estimated the potential cost to us of the payments and benefits each Named Executive Officer would have received if his employment had terminated under the circumstances described above on December 31, 2007. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period.

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Equity Acceleration(4)	Excise Tax Reimbursement(5)	Total
William S. Ayer	$2,160,000	$167,646	$184,985	$730,292	$1,357,663	$4,600,586
Bradley D. Tilden	$1,365,000	$764,145	$240,328	$406,663	$ 907,756	$3,683,892
Gregg A. Saretsky	$1,470,000	$771,914	$253,223	$474,440	$ 931,530	$3,901,107
Jeffrey D. Pinneo	$1,244,250	$711,448	$162,700	$481,443	$ 800,179	$3,400,020

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12-months prior to a change in control, (b) the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, and (c) the matching contribution the executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period.

(3) Represents the estimated cost of (a) three years of premiums under our medical, dental, life, disability, and accidental death insurance programs and (b) three years of continued participation in fringe benefit programs.

(4) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon a change of control based on a stock price of $25.01 (the closing price of our stock on the last trading day of fiscal 2007).

(5) For purposes of this calculation, we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change of control.

This calculation is an estimate for proxy disclosure purposes only. Payments on an actual change in control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

Mr. Finan retired as an executive officer and employee of the Company on January 1, 2008. In accordance with his Employment, Retirement and Non-Compete Agreement he received a bonus of $200,000 upon his retirement. In accordance with his Consulting Agreement, he will receive a retainer of $276,000 for consulting services during the period from January 2, 2008 through January 1, 2009.

John Chevedden has given notice of his intention to present a proposal at the 2008 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, and Mr. Chevedden represents that he owns 1,847 shares of the Company's common stock. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting, and entitled to vote on the proposal is required to approve this proposal.

Stockholder Proposal

POISON PILL VOTE

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. When our directors know that a poison pill will be subject to a mandatory vote, this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. A poison pill expiration date shall have no power to exclude this mandatory vote.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." — "Take on the Street" by Arthur Levitt, SEC Chairman, 1993–2001.

"That's the key negative of poison pills — instead of protecting investors, they can also preserve the interests of management deadwood as well." — Morningstar.com, August 15, 2003.

John Chevedden, Redondo Beach, California said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- *We had no shareholder right to:*
  1. *Cumulative voting*
  2. *Call a special meeting*
  3. *Act by written consent*
  4. *A majority vote standard in electing our directors*
- *Thus future shareholder proposals on the above topics could obtain significant support.*
- *The voting figures at our 2007 annual meeting were withheld from shareholders for two months — except for certain privileged shareholders.*
- *We did not have an Independent Chairman or even a Lead Director — Independence concern.*
- *Our Company will take three-years to transition to annual election of each director — when the transition could be completed in one-year.*
- *Thus we cannot vote on some directors until 2009.*

Additionally:

- *Our full board met only five times in a year.*

- *Poison pill: Our directors have the power to adopt a poison pill that is never subject to a shareholder vote.*
- *Three directors had 16 to 25 years tenure — Independence concern and director retirement concern.*
- *Mr. Langland, with 16 years director tenure, chaired our nomination committee — Independence concern and recruitment concern.*
- *Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert.*
- *Plus Ms. Bedient received our most withheld votes in 2007.*

The above concerns show there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Poison Pill Vote –
Yes on 3

BOARD OF DIRECTORS' RESPONSE TO STOCKHOLDER PROPOSAL 3

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 3 FOR THE FOLLOWING REASONS:

The Board opposes the proposal as unnecessary and duplicative because the Company currently does not have a stockholder rights plan (sometimes referred to as a "poison pill"), and has already adopted as part of its Corporate Governance Guidelines a policy regarding stockholder approval of any future stockholder rights plans.

A stockholder rights plan or "poison pill" is a defensive measure against a hostile takeover of a company that works by diluting the ownership of a potential acquiror upon the occurrence of specific events. Stockholder rights plans are designed to strengthen the ability of a board of directors to maximize stockholder value and protect stockholders from abusive or opportunistic takeover tactics by encouraging negotiations with the board of the target company. The ability to adopt a stockholder rights plan does not, however, give a board of directors absolute discretion to veto a proposed business combination. Under Delaware law, the Company's Board must always act in accordance with its fiduciary duties in adopting and maintaining a stockholders rights plan.

The Company does not have and has not had a stockholder rights plan since 2002, and has no current plans to adopt one. In 2004, in response to a stockholder proposal that received a majority of affirmative votes at our annual meeting, the Company adopted a policy on rights plans that is designed to balance the concerns of stockholders and the Board's fiduciary obligations under Delaware law. This policy states that the Company will adopt a stockholder rights plan only if stockholders have approved the plan, or if the Board determines, in exercising its fiduciary duties, that such a plan is in the best interests of the stockholders. Under this policy, if the Board were to adopt a stockholder rights plan without stockholder approval, it would submit the plan to stockholders for ratification, and if the plan is not ratified, it would terminate or allow the plan to expire no later than one year after adoption.

In recommending a vote against the proposal, the Board of Directors has not determined that a rights plan should be adopted by the Company. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing, in compliance with the Company's policy statement on stockholder rights plans as summarized above, and in the exercise of the Board's fiduciary duties under Delaware law to represent and protect the Company's stockholders when evaluating the merits of any acquisition proposal. In this regard, it should be noted that our Board of Directors is elected by the stockholders, and all but one of its members are independent directors who are not employed by the Company.

In considering how to vote on the proposal, it is also important to note that the proponent has asserted the following facts in his supporting statement for the proposal that are objectively false and misleading:

- Statement: "We had no shareholder right to...[a] majority vote standard in electing our directors." In fact, a majority vote standard is expressly required by Article II, Section 5 of the Company's Bylaws and is also clearly described in the Company's proxy statement for its 2007 annual meeting of stockholders, as well as in this proxy statement under the heading "Questions and Answers — How many votes must the nominees have to be elected" on page [ ].

- Statement: "The voting figures at our 2007 annual meeting were withheld from shareholders for two months — except for certain privileged shareholders." In fact, the Company announced preliminary voting results at the conclusion of the 2007 annual meeting, and disclosed the certified voting results (or voting figures) to all stockholders in the Company's Form 10-Q filed on August 7, 2007, as required by applicable SEC rules. At no time did the Company selectively disclose the voting results to "certain privileged shareholders."

- Statement: "We did not have an Independent Chairman or even a Lead Director — Independence concern." In fact, Section 3 of the Company's Governance and Nominating Committee Charter provides that the Chairman of the Governance and Nominating Committee will serve as the Company's lead director. As disclosed in the proxy statement for our 2007 annual meeting of stockholders and also in this proxy statement (in the director biographies section and under the heading "Executive Sessions and Lead Director"), Mr. R. Marc Langland, one of our independent directors, currently serves as chairman of the Governance and Nominating Committee and as lead director. The responsibilities of the lead director are set forth in Section 1.10 of the Company's Corporate Governance Guidelines, which are located under "Corporate Governance" in the "Investor Relations" section of the Company's website at www.alaskaair.com.

- Statement: "Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert." In fact, Ms. Bedient is a financial expert within the meaning of applicable SEC rules. The Company disclosed in its proxy statement for its 2007 annual meeting of stockholders and again in this proxy statement under the heading "Board and Committee Independence" that Ms. Bedient has been designated an audit committee financial expert by our Board of Directors.

- Statement: "Ms. Bedient received our most withheld votes in 2007." In fact, Ms. Bedient was not up for election in 2007, and therefore could not, and did not, receive any "withhold" votes.

Stockholders should consider these false statements when determining how to vote on the proposal in addition to the other considerations described above.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 3.

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL

Terry Dayton has given notice of his intention to present a proposal at the 2008 Annual Meeting. Mr. Dayton's address is 10510 E. 6th Avenue, Spokane, WA 99206, and Mr. Dayton represents that he owns 807 shares of the Company's common stock. Mr. Dayton's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Dayton's proposal and asks stockholders to review the Board's response, which follows Mr. Dayton's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting, and entitled to vote on the proposal is required to approve this proposal.

Stockholder Proposal

CUMULATIVE VOTING

RESOLVED, *that our board initiate in 2008 the appropriate process to amend our company's governance documents (certificate of incorporation and/or bylaws) to ensure that cumulative voting is permitted to elect director nominees to the board. Cumulative voting means that each shareholder may cast as many votes as equal to number of share held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.*

Proposalist Terry Dayton, a Horizon Air communications agent, has notified the Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2008 Annual Meeting.

SUPPORTING STATEMENT

Cumulative voting won 54% support at Aetna and 56% support at Alaska Airlines in 2005. It also received 55% support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS also recommended a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

This proposal is particularly important because our company has underperformed its peers over one-year, three-year, and five-year periods. Additionally we still have plurality voting, a partially staggered board and there is no shareholder right to call a special meeting or act by written consent.

Vote Yes on Proposal No. 4 for Cumulative Voting

BOARD OF DIRECTORS' RESPONSE TO STOCKHOLDER PROPOSAL 4

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 4 FOR THE FOLLOWING REASONS:

The Board believes that directors should be elected through a system that assures that directors will represent the interests of all stockholders, not just those of particular groups. Currently all of our directors have been elected by a majority of shares voted. Cumulative voting could lead to factionalism by enabling individual stockholders or groups of stockholders with less than a majority of the shares to pool their votes to elect directors concerned with advancing the positions of the narrow group responsible for their election. The Board believes this potential conflict between a director's fiduciary duty to represent all of the Company's stockholders and an allegiance to a special interest group could threaten the integrity and efficiency with which the Board discharges its duties. In addition, the Board believes that the support by directors of the special interests of the constituencies that elected them could create partisanship and divisiveness among Board members and impair the Board's ability to operate effectively as a governing body, to the detriment of all the Company's stockholders.

Moreover, in March 2006, the Board adopted a majority voting policy under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

The Board believes that the Company's current system of electing directors, which is similar to that of most major publicly-traded corporations and which entitles each share to one vote for each nominee, will continue to work successfully in the future, as it has in the past. Ten of the eleven members of the Board are independent non-management directors and all directors have been elected by a majority of shares voted. The Board believes that this structure is the most effective means to ensure that the Board will continue to exercise independent judgment and remain accountable to all of the Company's stockholders, rather than to a particular group.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 4.

PROPOSAL NO. 5
STOCKHOLDER PROPOSAL

William Davidge has given notice of his intention to present a proposal at the 2008 Annual Meeting. Mr. Davidge's address is 514 EM Watts Road, Scappoose, OR 97068-4007, and Mr. Davidge represents that he owns 132 shares of the Company's common stock. Mr. Davidge's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Davidge's proposal and asks stockholders to review the Board's response, which follows Mr. Davidge's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting, and entitled to vote on the proposal is required to approve this proposal.

Stockholder Proposal

SHAREHOLDER SAY ON EXECUTIVE PAY

RESOLVED, *that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.*

Proposalist Bill Davidge, a Horizon Air aircraft mechanic of 514 EM Watts Road, Scappoose, Oregon, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting.

Investors are increasingly concerned about mushrooming executive pay, which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, seven resolutions exceed a majority vote. Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's senior executive compensation, as reported each year.

VOTE YES ON NO. 5 Shareholders Say on Executive Pay

BOARD OF DIRECTORS' RESPONSE TO STOCKHOLDER PROPOSAL 5

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 555 FOR THE FOLLOWING REASONS:

The Board believes that Alaska Air Group shareholders already have a 'say on executive pay' via annual elections for the Board of Directors, direct communication with the Board, and periodic votes on equity incentive plans.

In 2008 and every subsequent year, Air Group shareholders will vote on the election of all members of our Compensation Committee. Inherent in that vote is the ability to communicate approval of or dissention with their actions regarding executive compensation. By allowing stockholders to vote "for" or "against" each director under our majority vote for director policy, stockholders can hold directors accountable with respect to executive compensation.

Stockholders have the ability to communicate directly with the Board about executive pay. Feedback on compensation-related concerns may be sent to the Board of Directors in accordance with the Company's policy for stockholder communications, which is described further under "Stockholder Communications Policy" in this proxy statement. Specifically, stockholders may submit their feedback by writing to our Board of Directors or to any specific directors at the following address: Board of Directors, Alaska Air Group, Inc., PO Box 68947, Seattle, WA 98168.

In addition, our stockholders have the ability to influence the aggregate amount and types of equity compensation available to be awarded to our executives through their review and approval of the Company's equity incentive plans.

Our Compensation Committee is very active and consists entirely of independent directors. The Committee is solely responsible for maintaining an executive compensation program designed to attract, motivate and retain the most highly qualified and experienced leadership for the Company while also aligning management's interests with those of the Company's stockholders. The Compensation Committee held six meetings during the course of the last year, and undertook an in-depth review and analysis of total direct compensation at the executive level to ensure that it is structured to satisfy the objectives of the Company's executive compensation program. The Board believes the Compensation Committee provides effective, thorough, and independent oversight of the Company's executive compensation, and that such oversight has resulted in a compensation program that is performance-driven and internally equitable. As disclosed in more detail under the caption "Compensation Discussion and Analysis" beginning at page [ ] of this proxy statement, the Compensation Committee intentionally targets base compensation for its Named Executive Officers at substantially below the median for the Company's industry peer group and other large companies, with the idea that the Company's executives will have the opportunity to earn market level compensation through short- and long-term incentive programs that pay when performance objectives are met. Moreover, the Committee's deliberate consideration of the importance of internal equity has resulted in a current level of Chief Executive Officer total direct compensation that is two times that of the next level, the Executive Vice President level.

As opposed to the general nature of the proposed, once-a-year, "for" or "against" advisory vote, which may not clearly communicate stockholder views on the type, amounts or preferred improvements to the Company's executive compensation, the Board believes that the ability to vote "for" or "against" a director, direct feedback to the Board, and votes on equity incentive plans are more effective mechanisms for stockholders to provide the Board with feedback about executive compensation than the proposed once-a-year advisory vote.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 5.

OPPOSING SOLICITATION

Mr. Stephen Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to six persons at the annual meeting for election to the Board of Directors. Regardless of the outcome of the opposing solicitation, each of the Board of Directors' nominees intends to serve if elected.

The following information is being provided pursuant to SEC regulations that require certain disclosures if the Company references a solicitation in opposition.

PARTICIPANTS IN THE SOLICITATION

Under the SEC regulations, each member of the Board of Directors is deemed to be a "Participant" in the Company's solicitation of proxies in connection with the Annual Meeting. Set forth below are the name and principal occupation of each member of the Board (six of whom are also nominees), and the name, principal business and address of any corporation or other organization in which that director's occupation or employment is carried on. For additional information concerning each of the directors, see "Nominees for Election" and "Continuing Directors" in this Proxy Statement.

Name and Principal Occupation	Business Address	Principal Business of Employer
William S. Ayer Chairman, President and CEO	Alaska Air Group, Inc. and Alaska Airlines, Inc. P.O. Box 68900 Seattle, WA 98168	Air transportation
Patricia M. Bedient Executive Vice President and CFO	Weyerhaeuser Company 33663 Weyerhaeuser Way So. Federal Way, WA 98003	Forest products
Phyllis J. Campbell President and CEO	The Seattle Foundation 1200 Fifth Avenue, Suite 1300 Seattle, WA 98101	Philanthropic
Mark R. Hamilton President	University of Alaska System 202 Butrovich Bldg. 910 Yukon Drive Fairbanks, AK 99775	Education
Jessie J. Knight, Jr. Executive Vice President, External Affairs	Sempra Energy 101 Ash Street San Diego, CA 92101	Energy
R. Marc Langland Chairman, President and CEO	Northrim Bank P.O. Box 241489 Anchorage, AK 99524	Banking
Dennis F. Madsen Chairman	Seatab Software 15325 SE 30th Place Bellevue, WA 98007	Software
Byron I. Mallott Senior Fellow	First Alaskans Institute 102 Cordova Juneau, AK 99801	Development of Alaska Native peoples and their communities
J. Kenneth Thompson President and CEO	Pacific Star Energy LLC 3601 "C" Street, Suite 1400 Anchorage, AK 99503	Energy
Richard A. Wien Chairman and CEO	Florcraft, Inc. 1991 Fox Avenue Fairbanks, AK 99701	Flooring

Other Participants

The following employees of the Company may also be deemed to be Participants. The principal business address of each is that of the Company, P.O. Box 68947, Seattle, WA 98168.

Shannon K. Alberts

Managing Director, Investor Relations and Assistant Secretary of Alaska Airlines, Inc. and Assistant Secretary of Alaska Air Group, Inc.

Karen A. Gruen

Managing Director, Corporate Affairs, Associate General Counsel and Assistant Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Keith Loveless

Vice President, Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Bradley.D. Tilden

Executive Vice President, Finance and Planning and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Information Regarding Ownership of the Company's Securities by Participants

The number of shares of common stock beneficially owned by each director and Mr. Tilden at March 14, 2008 is set forth in the "Security Ownership of Certain Beneficial Owners and Management" section of this Proxy Statement.

On March 14, 2008, Ms. Alberts, Ms. Gruen and Mr. Loveless beneficially owned 4,409, 4,417 and 75,969 shares, respectively, of which 3,842, 3,402 and 72,497 shares, respectively, were shares that may be acquired by exercise of employee stock options exercisable on or before May 13, 2008. No Associate (as that term is used in SEC regulations) of a Participant owns any common stock of the Company. No Participant owns any securities of any parent or subsidiary of the Company beneficially, either directly or indirectly. No Participant or Associate of any Participant owns shares of record that are not also owned beneficially.

Information Regarding Transactions in the Company's Stock by Participants

The following table sets forth all transactions that may be deemed purchases or sales of the Company's common stock by the Participants since January 1, 2006.

Participant	Date	Number of Shares of Common Stock Purchased or (Sold)	Footnote
Shannon K. Alberts	01/01/06 — 12/31/06	(510)	(1)
	02/28/06	18	(4)
	04/21/06	500	(6)
	04/21/06	(500)	(6)
	05/31/06	22	(4)
	08/31/06	19	(4)
	10/25/06	(248)	(4)
	10/25/06	2,900	(6)
	10/25/06	(2,900)	(6)
	11/30/06	23	(4)
	01/01/07 — 12/31/07	97	(1)
	02/28/07	19	(4)
	5/31/07	25	(4)
	8/31/07	29	(4)
	11/10/07	9,786	(8)
	11/30/07	25	(4)
	01/01/08 — 03/14/08	30	(1)
William S. Ayer	01/01/06 — 12/31/06	193	(1)
	01/01/07 — 12/31/07	167	(1)
	08/25/06	10,800	(3)
	01/31/07	9,175	(7)
	11/10/07	9,786	(8)
	01/01/08 — 03/14/08	107	(1)
Patricia M. Bedient	05/17/06	806	(5)
	6/13/07	1,131	(5)
Phyllis J. Campbell	05/17/06	403	(5)
	6/13/07	565	(5)
Karen A. Gruen	01/01/06 — 12/31/06	(632)	(1)
	05/08/06	1,000	(6)
	05/08/06	(1,000)	(6)
	05/31/06	66	(4)
	08/31/06	58	(4)
	11/30/06	73	(4)
	01/01/07 — 12/31/07	120	(1)
	02/28/07	65	(4)
	5/31/07	89	(4)
	8/31/07	105	(4)
	11/30/07	88	(4)
	01/01/08 — 03/14/08	111	(1)
Mark R. Hamilton	05/17/06	403	(5)
	6/13/07	565	(6)

Name	Date	Number of Shares of Common Stock [illegible]	Footnote
Jessie J. Knight, Jr.	05/07/06	806	(5)
	6/13/07	1,131	(5)
R. Marc Langland	05/07/06	403	(5)
	6/13/07	848	(5)
Keith Loveless	01/01/06 — 12/31/06	199	(1)
	04/21/06	3,818	(6)
	04/21/06	(3,818)	(6)
	01/01/07 — 12/31/07	229	(1)
	11/10/07	2,706	(8)
	01/01/08 — 03/14/08	59	(1)
Dennis F. Madsen	05/17/06	806	(5)
	6/13/07	1,131	(5)
Byron I. Mallott	05/17/06	403	(5)
	6/13/07	565	(5)
J. Kenneth Thompson	05/17/06	806	(5)
	6/13/07	1,131	(5)
Bradley D. Tilden	01/01/06 — 12/31/06	1,620	(1)
	01/31/06	3,915	(7)
	08/04/06	4,000	(6)
	08/04/06	(4,000)	(6)
	01/01/07 — 03/31/07	228	(1)
	11/10/07	3,934	(8)
	01/01/08 — 03/14/08	60	(1)

(1) Investment in 401(k) plan.

(2) Transfer within 401(k) plan.

(3) Shares acquired upon exercise of employee stock option.

(4) Purchase (sale) through Employee Stock Purchase Plan.

(5) Director retainer paid in stock.

(6) Same-day exercise and sale of employee stock option.

(7) Issue of common shares in lieu of cash bonus under employee stock option plan.

(8) Lapse and issue of restricted stock units; no longer subject to forfeiture.

Understandings with Respect to Securities of the Company

In 2007, non-employee directors received 50% of their annual retainers for service as directors in the form of shares of common stock and had the option to elect to receive additional shares in lieu of all or a portion of their annual cash retainers. See "2007 Director Compensation" in this Proxy Statement.

As of March 14, 2008, the following Participants have employee stock options for the indicated number of shares of common stock: Ms. Alberts, 6,370; Mr. Ayer, 606,500; Ms. Gruen, 4,610; Mr. Loveless, 98,720; and Mr. Tilden, 182,450. See the "Information Regarding Transactions in the Company's Stock by Participants" table in this Proxy Statement for additional information.

Except as described in this Proxy Statement, no Participant has and during the last year has not had any arrangement or understanding with any person with respect to any securities of the Company.

Understandings with Respect to Future Employment by the Company

Messrs. Ayer, Loveless and Tilden have agreements with the Company under which they would receive severance pay for up to 36 months in the event that they were terminated within 36 months after a change in control of the Company. Ms. Alberts and Ms. Gruen have an agreement with the Company under which they would receive severance pay for up to 24 months in the event that they are terminated within 24 months after a change in control. See "Potential Payments Upon Change in Control" in this Proxy Statement. No other Participant, nor any Associate of any Participant, has any understanding with respect to future employment. No Participant or any Associate of any Participant has any arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party.

REDUCE DUPLICATIVE MAILINGS

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the designated box on your proxy card. If you are voting by telephone or the internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

SUBMISSION OF PROPOSALS FOR NEXT ANNUAL MEETING

The Company expects to hold its next annual meeting on or about May 19, 2009. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than December 5, 2008, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 18, 2009. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

Exhibit A

ALASKA AIR GROUP, INC.
2008 PERFORMANCE INCENTIVE PLAN

1. PURPOSE OF PLAN

The purpose of this Alaska Air Group, Inc. 2008 Performance Incentive Plan (this "**Plan**") of Alaska Air Group, Inc., a Delaware corporation (the "**Corporation**"), is to promote the success of the Corporation and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "**Securities Act**"), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and "**Board**" means the Board of Directors of the Corporation.

3. PLAN ADMINISTRATION

3.1 ***The Administrator.*** This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by Section 157(c) of the Delaware General Corporation Law and any other applicable law, to one or more officers of the Corporation, its powers under this Plan (a) to designate the officers and employees of the Corporation and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2 ***Powers of the Administrator.*** Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a) determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f) accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g) adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by stockholders) shall such an adjustment constitute a repricing (by amendment, substitution, cancellation and regrant, exchange or other means) of the per share exercise or base price of any option or stock appreciation right;

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration, provided, however, that in no case without stockholder approval shall the Corporation effect a "repricing" of a stock option or stock appreciation right granted under this Plan by purchasing the option or stock appreciation right at a time when the exercise or base price of the award is greater than the fair market value of a share of Common Stock; and

(k) determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3 ***Binding Determinations.*** Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4 ***Reliance on Experts.*** In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 ***Delegation.*** The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1 ***Shares Available.*** Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, "**Common Stock**" shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 ***Share Limits.*** The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of the following:

(1) 2,100,000 shares of Common Stock, plus

(2) the number of shares of Common Stock available for additional award grant purposes under the Corporation's 2004 Long-Term Incentive Plan (the "**2004 Plan**") as of the date of stockholder approval of this Plan (the "**Stockholder Approval Date**") and determined immediately prior to the termination of the authority to grant new awards under the 2004 Plan as of the Stockholder Approval Date, plus

(3) the number of any shares subject to stock options granted under the 2004 Plan and outstanding on the Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised (including any shares subject to stock options granted under the Corporation's 1999 Long-Term Equity Incentive Plan (the "**1999 Plan**") outstanding on the Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date and would otherwise become eligible for award grant purposes under the 2004 Plan in accordance with the provisions of that plan);

(4) the number of any shares subject to restricted stock and restricted stock unit awards granted under the 2004 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.

provided that in no event shall the Share Limit exceed 5,099,517 shares (which is the sum of the 2,100,000 shares set forth above, plus the number of shares available under the 2004 Plan for additional award grant purposes as of the Effective Date (as such term is defined in Section 8.6.1), plus the aggregate number of shares subject to awards previously granted and outstanding under the 2004 Plan and the 1999 Plan as of the Effective Date).

Shares issued in respect of any "Full-Value Award" granted under this Plan shall be counted against the foregoing Share Limit as 1.7 shares for every one share actually issued in connection with such award. (For example, if a stock bonus of 100 shares of Common Stock is granted under this Plan, 170 shares shall be charged against the Share Limit in connection with that award.) For this purpose, a "**Full-Value Award**" means any award under this Plan that is not a stock option grant or a stock appreciation right grant.

The following limits also apply with respect to awards granted under this Plan:

(a) The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 2,100,000 shares.

(b) The maximum number of shares of Common Stock subject to those options and stock appreciation rights that are granted during any calendar year to any individual under this Plan is 300,000 shares.

(c) Additional limits with respect to Performance-Based Awards are set forth in Section 5.2.3.

Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3 ***Awards Settled in Cash, Reissue of Awards and Shares.*** To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.) Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The foregoing adjustments to the share limits of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4 ***Reservation of Shares; No Fractional Shares; Minimum Issue.*** The Corporation shall at all times reserve a number of shares of Common Stock sufficient to cover the Corporation's obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. No fewer than 100 shares may be purchased on exercise of any award (or, in the case of stock appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 ***Type and Form of Awards.*** The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 ***Stock Options.*** A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "ISO") or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2 *Additional Rules Applicable to ISOs.* To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3 *Stock Appreciation Rights.* A stock appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "**base price**" of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4 *Other Awards.* The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon; or (c) cash awards granted consistent with Section 5.2 below.

5.2 *Section 162(m) Performance-Based Awards.* Without limiting the generality of the foregoing, any of the types of awards listed in Section 5.1.4 above may be, and options and SARs granted to officers and employees ("**Qualifying Options**" and "**Qualifying SARS**," respectively) typically will be, granted as awards intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code ("**Performance-Based Awards**"). The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying SARs, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or level using one or more of the Business Criteria set forth below (on an absolute or relative basis) for the Corporation on a consolidated basis or for one or more of the Corporation's subsidiaries, segments, divisions or business units, or any combination of the foregoing. Any Qualifying Option or Qualifying SAR shall be subject only to the requirements of Section 5.2.1 and 5.2.3 in order for such award to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.

5.2.1 ***Class; Administrator.*** The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of the Corporation or one of its Subsidiaries. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.

5.2.2 ***Performance Goals.*** The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying SARs) shall be, on an absolute or relative basis, established based on one or more of the following business criteria ("**Business Criteria**") as selected by the Administrator in its sole discretion: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, profitability, economic value added, market share, productivity, safety, customer satisfaction, on-time performance, or any combination thereof. These terms are used as applied under generally accepted accounting principles or in the financial reporting of the Corporation or of its Subsidiaries. To qualify awards as performance-based under Section 162(m), the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals ("targets") must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. Performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets. The applicable performance measurement period may not be less than three months nor more than 10 years.

5.2.3 ***Form of Payment; Maximum Performance-Based Award.*** Grants or awards under this Section 5.2 may be paid in cash or shares of Common Stock or any combination thereof. Grants of Qualifying Options and Qualifying SARs to any one participant in any one calendar year shall be subject to the limit set forth in Section 4.2(b). The maximum number of shares of Common Stock which may be delivered pursuant to Performance-Based Awards (other than Qualifying Options and Qualifying SARs, and other than cash awards covered by the following sentence) that are granted to any one participant in any one calendar year shall not exceed 300,000 shares, either individually or in the aggregate, subject to adjustment as provided in Section 7.1. In addition, the aggregate amount of compensation to be paid to any one participant in respect of all Performance-Based Awards payable only in cash and not related to shares of Common Stock and granted to that participant in any one calendar year shall not exceed $1,000,000. Awards that are cancelled during the year shall be counted against these limits to the extent required by Section 162(m) of the Code.

5.2.4 ***Certification of Payment.*** Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying SARs) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.

5.2.5 ***Reservation of Discretion.*** The Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

5.2.6 ***Expiration of Grant Authority.*** As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator's authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying SARs) shall terminate upon the first meeting of the Corporation's stockholders that occurs in the fifth year following the year in which the Corporation's stockholders first approve this Plan.

5.3 ***Award Agreements.*** Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Corporation by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Corporation (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an "award agreement"), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4 ***Deferrals and Settlements.*** Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5 ***Consideration for Common Stock or Awards.*** The purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- services rendered by the recipient of such award;
- cash, check payable to the order of the Corporation, or electronic funds transfer;
- notice and third party payment in such manner as may be authorized by the Administrator;
- the delivery of previously owned shares of Common Stock;
- by a reduction in the number of shares otherwise deliverable pursuant to the award; or

- subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.6 ***Definition of Fair Market Value.*** For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the New York Stock Exchange (the "**Exchange**") for the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the Exchange for the next preceding day on which sales of Common Stock were reported on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Exchange on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7 ***Transfer Restrictions.***

5.7.1 ***Limitations on Exercise and Transfer.*** Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.7.2 ***Exceptions.*** The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.7.3 ***Further Exceptions to Limits on Transfer.*** The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a) transfers to the Corporation (for example, in connection with the expiration or termination of the award),

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.8 ***International Awards.*** One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1 ***General.*** The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 ***Events Not Deemed Terminations of Service.*** Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3 ***Effect of Change of Subsidiary Status.*** For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

7. ADJUSTMENTS; ACCELERATION

7.1 ***Adjustments.*** Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Corporation as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable U.S. legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 ***Corporate Transactions—Assumption and Termination of Awards.*** Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization; any exchange of Common Stock or other securities of the Corporation; a sale of all or substantially all the business, stock or assets of the Corporation; a dissolution of the Corporation; or any other event in which the Corporation does not survive (or does not survive as a public company in respect of its Common Stock); then the Administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 ***Other Acceleration Rules.*** The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8. OTHER PROVISIONS

8.1 ***Compliance with Laws.*** This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 ***No Rights to Award.*** No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 ***No Employment/Service Contract.*** Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 ***Plan Not Funded.*** Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5 ***Tax Withholding.*** Upon any exercise, vesting, or payment of any award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Corporation or one of its Subsidiaries shall have the right at its option to:

(a) require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash to the participant (or the participant's personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to

Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6 *Effective Date, Termination and Suspension, Amendments.*

8.6.1 *Effective Date.* This Plan is effective as of March 13, 2008, the date of its approval by the Board (the "**Effective Date**"). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 *Board Authorization.* The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 *Stockholder Approval.* To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4 *Amendments to Awards.* Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.6.5 *Limitations on Amendments to Plan and Awards.* No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7 *Privileges of Stock Ownership.* Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8 ***Governing Law; Construction; Severability.***

8.8.1 ***Choice of Law.*** This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware.

8.8.2 ***Severability.*** If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 ***Plan Construction.***

(a) Rule 16b-3. It is the intent of the Corporation that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Corporation shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

(b) Section 162(m). Awards under Section 5.1.4 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying SARs granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Corporation that (to the extent the Corporation or one of its Subsidiaries or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).

8.9 ***Captions.*** Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 ***Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.*** Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 ***Non-Exclusivity of Plan.*** Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 ***No Corporate Action Restriction.*** The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Corporation to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

8.13 ***Other Company Benefit and Compensation Programs.*** Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its Subsidiaries.

Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

A Delaware Corporation

91-1292054
(I.R.S. Employer Identification No.)

19300 International Boulevard, Seattle, Washington 98188
Telephone: (206) 392-5040

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of December 31, 2007, shares of common stock outstanding totaled 38,050,680. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 29, 2007, was approximately $1.12 billion (based on the closing price of $27.86 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document is to be Incorporated
Definitive Proxy Statement Relating to 2008 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," "our," "we" and the "Company" refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Some of the things that could cause our actual results to differ from our expectations are:

- the competitive environment in our industry;
- changes in our operating costs, including fuel, which can be volatile;
- labor disputes and our ability to attract and retain qualified personnel;
- the amounts of potential lease termination payments with lessors for our remaining MD-80 and Q200 leased aircraft and related sublease payments from sublessees, if applicable;
- our significant indebtedness;
- compliance with our financial covenants;
- potential downgrades of our credit ratings and the availability of financing;
- our ability to meet our cost reduction goals;
- operational disruptions;
- general economic conditions, as well as economic conditions in the geographic regions we serve;
- the concentration of our revenue from a few key markets;
- actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;
- insurance costs;
- our inability to achieve or maintain profitability;
- fluctuations in our quarterly results;
- an aircraft accident or incident;
- liability and other claims asserted against us;
- our reliance on automated systems and the risks associated with changes made to those systems;
- our reliance on third-party vendors and partners;
- changes in laws and regulations; and
- increases in government fees and taxes.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

We are a Delaware corporation incorporated in 1985 and we have two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Through these subsidiaries, we provide passenger air service to approximately 25 million passengers per year to nearly 100 destinations. We also provide freight and mail services, primarily to and within the state of Alaska and on the West Coast. Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska is a major airline that operates an all-jet fleet with an average passenger trip length of 1,051 miles. Horizon is a regional airline, operates turboprop and jet aircraft, and its average passenger trip is 386 miles. Individual financial information about Alaska and Horizon is in Note 15 to the consolidated financial statements and throughout this section, specifically in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Both of our airlines endeavor to distinguish themselves from competitors by providing a higher level of customer service and differentiating amenities. Our outstanding employees and excellent service in the form of advance seat assignments, expedited check-in, attention to customer needs, a generous frequent flyer program, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities are regularly recognized by independent studies, awards, and surveys of air travelers. For example, Horizon was named the "2007 Regional Airline of the Year" by Air Transport World, a leading industry publication, and Alaska was named in the top five U.S. carriers for premium service in a recent Zagat survey. We are very proud of these awards and we continue to strive to have the best customer service in the industry.

WHERE YOU CAN FIND MORE INFORMATION

We maintain an Internet website at *www.alaskaair.com*. Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at *www.alaskaair.com*, free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

OUR AIRLINES

ALASKA

Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to eight cities in the continental U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from Anchorage, Los Angeles, and Portland, Oregon. During 2007, we also initiated service to Hawaii, with non-stops from Seattle to Honolulu and Lihue and from Anchorage to Honolulu.

In 2007, we carried 17.6 million revenue passengers in our mainline operations, and in each year since 1973, we have carried more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2007 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-San Diego. At December 31, 2007, Alaska's operating fleet consisted of 115 jet aircraft, compared to 114 aircraft as of December 31, 2006.

Alaska's passenger traffic by market is presented below:

	2007	2006
West Coast	46%	45%
Within Alaska and between Alaska and the U.S. mainland	21%	20%
Mexico	11%	11%
Canada	4%	4%
Other, including transcontinental and Hawaii	18%	20%
Total	100%	100%

HORIZON

Horizon Air Industries, a Washington corporation that first began service and was incorporated in 1981, and was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves a number of cities in six states and six cities in Canada under the Horizon brand. In 2008, Horizon began service to Loreto, Mexico, from Los Angeles and will serve its seventh city in Canada when it begins service to Prince George, British Columbia, in May 2008. In addition to operating under its own brand, Horizon operated regional jet service as Frontier JetExpress through the end of November 2007 under an agreement with Frontier Airlines. Horizon terminated this agreement with Frontier at that time and has redeployed the nine CRJ-700s back into the Air Group route structure.

In 2007, Horizon carried 7.6 million revenue passengers. Approximately 92% of Horizon's revenue passenger miles in 2007 were flown domestically, primarily in the states of Washington, Oregon and Idaho, compared to 91% in 2006. The Canada markets accounted for 8% of revenue passenger miles in 2007, compared to 9% in 2006. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2007, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Ontario-Portland. At December 31, 2007, Horizon's operating fleet consisted of 21 jets and 49 turboprop aircraft. Except for those flights that were operated as Frontier JetExpress, Horizon flights are listed under the Alaska Airlines designator code in airline reservation systems.

Alaska and Horizon integrate their flight schedules to provide convenient, competitive connections between most points served by their systems. In 2007 and 2006, approximately 22% and 24%, respectively, of Horizon's passengers connected to flights operated by Alaska.

INDUSTRY CONDITIONS

Our industry is highly competitive and is characterized by low profit margins and high fixed costs, primarily for wages, aircraft fuel, aircraft ownership costs and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our results of operations. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy in some parts of the United States, current events and available capacity.

In 2007, the airline industry posted its second year of net profits since 2000. However, with the dramatic increase in fuel prices and a softening economy, industry profits were lower than originally predicted by industry experts and analysts. In 2005 and 2006, load factors and unit revenues climbed higher in the wake of strong demand and a healthy economy. That strong demand and a reduction in total capacity in some regions, as other major carriers shifted capacity to international routes, allowed domestic carriers to raise ticket prices. However, there was some softening in demand for air travel early in 2007, and unit revenues declined on a year-over-year basis during the first half of the year. Unit revenues rebounded later in the year, principally in response to higher passenger load factors and actions taken to help offset increases in jet fuel prices.

Several traditional or "legacy" carriers have reorganized through bankruptcy proceedings over the past several years. These carriers have gained a competitive advantage by significantly reducing their costs almost immediately. In addition, so called "low-cost carriers" (LCCs) have grown significantly since 2001 and currently carry more than 30% of total U.S. domestic passenger traffic. However, the line between the LCCs and legacy carriers is becoming more blurred as the legacy carriers make further reductions in unit costs and the LCCs face cost pressures, and as the legacy carriers reduce service offerings. Because of their unit cost advantage, the LCCs and recently reorganized airlines have and continue to exert downward pressure on ticket prices compared to historical levels. Because of the relatively low barriers to entry and financial success of LCCs, we expect the expansion of low-cost and low-fare carriers to continue. We compete with many of these carriers directly now, and expect to compete with new entrants in the future. For example, Virgin America, a new LCC, has announced plans to offer non-stop service between Seattle and Los Angeles and between Seattle and San Francisco in the spring of 2008.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of jet fuel. Fuel prices have increased dramatically over the past few years and these increases have hurt our financial results. We refer to the price we pay at the airport or "into-plane" price, including applicable taxes, as our "raw" fuel price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Generally, West Coast jet fuel prices are somewhat higher and substantially more volatile than prices in the Gulf Coast or on the East Coast, putting both Alaska and Horizon at a competitive disadvantage.

Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs. However, in recent years, fuel costs have risen sharply to represent 20% to 30% of total operating costs for airlines. Both the crude oil and refining cost components of jet fuel are volatile and outside of our control, and they can have a significant and immediate impact on our operating results. Our average raw fuel cost per gallon increased 8%, 17%, and 34%, in 2007, 2006, and 2005, respectively.

Raw Fuel Price per Gallon



$2.50
$2.00
$1.50
$1.00
$0.50
2002
2003
2004
2005
2006
2007

We almost exclusively use crude oil call options as hedges to decrease our exposure to the volatility of jet fuel prices. Call options effectively cap our pricing on the crude oil component of fuel prices, limiting our exposure to increasing fuel prices on a percentage of our planned fuel consumption. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no downward exposure other than the premiums we pay to enter into the contracts. We also use collar structures in limited instances for fuel hedging purposes. Additionally, we enter into fuel purchase contracts that fix the refining margin we pay on a certain percentage of our fuel consumption.

Fuel costs, including gains and losses stemming from changes in the value of our hedge portfolio, were approximately 27% of our total operating expenses in 2007, 26% in 2006, and 20% in 2005. Currently, a one-cent change in our hedged fuel price per gallon affects annual fuel costs by approximately $4.0 million. In addition to our hedging program, we believe that operating fuel-efficient aircraft helps to mitigate the effect of high fuel prices.

Due to the competitive nature of the airline industry, airlines often have been unable to immediately pass on increased fuel prices to customers by increasing fares. Conversely, any potential benefit of lower fuel prices could be offset by increased fare competition and lower revenues.

Although we do not currently anticipate a significant reduction in jet fuel availability, dependency on foreign imports of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event of significant hostilities or other conflicts in oil-producing areas, there could be reductions in the production and/or importation of crude oil resulting in price increases, which could adversely affect our business. If there were major reductions in the availability of jet fuel, our business would be adversely affected.

MARKETING AND COMPETITION

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with several other airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as code sharing on certain flights as shown in the table below. Alliances enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/ redemption opportunities;
- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation.

Our marketing alliances with other airlines as of December 31, 2007 are as follows:

	Frequent Flyer Agreement	Codeshare— Alaska Flight # on Flights Operated by Other Airline	Codeshare— Other Airline Flight # On Flights Operated by Alaska/ Horizon
Major U.S. or International Airlines			
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	No
Continental Airlines	Yes	Yes	Yes
Delta/Delta Connection**	Yes	Yes	Yes
KLM	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Northwest Airlines	Yes	Yes	Yes
Qantas	Yes	No	Yes
Regional Airlines			
Era Aviation	Yes*	Yes	No
PenAir	Yes*	Yes	No
Big Sky Airlines	No	Yes	No

* This airline does not have its own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on this airline's route system.

** Alaska has codeshare agreements with the Delta Connection carriers Skywest and ASA as part of its agreement with Delta Air Lines.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- flight schedules,
- fares,
- customer service,
- routes served,
- frequent flyer programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- code-sharing relationships.

Together, Alaska and Horizon carry approximately 3.2% of all U.S. domestic passenger traffic. We compete with one or more domestic or foreign airlines on most of our routes, including Southwest Airlines, United Airlines, Northwest Airlines, Continental Airlines, American Airlines, Delta Air Lines, US Airways, and regional affiliates associated with some of these carriers. Most of these airlines are larger and have greater financial resources and name recognition or lower operating costs than our companies. In addition, competitors that have successfully reorganized out of bankruptcy have lower operating costs derived from renegotiated labor, supply and financing agreements. Some of these competitors have chosen to add service, reduce their fares, or both in our markets. Continuing growth of LCCs, including Southwest Airlines, AirTran Airways, Frontier Airlines, jetBlue Airways, and Virgin America, places significant competitive pressures on us and other network carriers because the LCCs have the ability to charge a lower fare for travel between similar cities. As such, we may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve. Due to its short-haul markets, Horizon also competes with ground transportation in many markets, including train, bus and automobile transportation.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Airline websites such as alaskaair.com or horizonair.com.* It is less expensive for us to sell through these direct channels and, as a result, we continue to take steps to drive more business to our websites. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly. In October 2007, we passed a significant milestone by processing over 50% of our monthly sales through our website – a sign of progress toward our goal of transitioning more of our customers to this direct sales channel.
- *Traditional and online travel agents.* Consumer reliance on traditional travel agencies is shrinking, giving way to online travel agencies. Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require that we use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers.* These call centers are located in Phoenix, Arizona; Kent, Washington; and Boise, Idaho. We generally charge a $10 fee for booking reservations through these call centers.

Our sales by channel are presented below:

[illegible]	[illegible]	[illegible]
Alaskaair.com/horizonair.com	43%	39%
Traditional and online travel agencies	43%	47%
Reservations call center	12%	12%
All other channels	2%	2%
Total	100%	100%

EMPLOYEES

Labor costs have historically made up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Often, airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, which can be a competitive advantage for those airlines. Alaska has been able to reduce wages and benefits costs from 2004 levels through a number of initiatives, but we have experienced recent increases in wage and benefit costs because of normal scale and step increases, market wage increases, and higher healthcare costs. Horizon faces similar pressures on wages and benefits. We expect to see continued upward pressure on wages and benefits in the future. We recognize the need to continue to improve employee productivity in order to mitigate this cost pressure and to reduce our wages and benefits on an available-seat-mile basis. We have initiatives underway to increase productivity and efficiency.

We had 14,710 (Alaska and Horizon had 10,526 and 4,184, respectively) active full-time and part-time employees at December 31, 2007, compared to 14,485 (10,454 at Alaska and 4,031 at Horizon) as of December 31, 2006. Wages, salaries and benefits (including variable incentive pay) represented approximately 30% and 28% of our total operating expenses in 2007 and 2006, respectively.

At December 31, 2007, labor unions represented 84% of Alaska's and 48% of Horizon's employees. Our relations with our labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board to appoint a federal mediator. If no agreement is reached in mediation, the National Mediation Board may declare that an impasse exists, at which point the National Mediation Board offers binding arbitration to the parties. Either party may decline to submit to arbitration. If either party rejects arbitration, a 30-day "cooling-off" period commences. During that period, a Presidential Emergency Board may be established, which examines the parties' positions and recommends a solution. The Presidential Emergency Board process, if invoked, lasts for 30 days and is followed by another "cooling-off" period of 30 days. At the end of the applicable "cooling-off" period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to "self-help," including the imposition of any or all of its proposed amendments on the collective bargaining agreements and/or the hiring of workers to replace strikers.

Alaska's union contracts at December 31, 2007 were as follows:

Union	Employee Group	Number of Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,483	In Negotiations
Association of Flight Attendants (AFA)	Flight attendants	2,720	Amendable 4/27/10
International Association of Machinists and Aerospace Workers (IAM/RSSA)	Ramp service and stock clerks; and Clerical, office and passenger service	664 3,121	Amendable 7/17/10 Amendable 7/17/10
Aircraft Mechanics Fraternal Association (AMFA)	Technicians, inspectors and cleaners	678	Amendable 10/01/09
Mexico Workers Association of Air Transport	Station personnel in Mexico	111	Amendable 9/29/09
Transport Workers Union of America (TWU)	Dispatchers	35	Amendable 7/01/10*

* Collective bargaining agreement contains interest arbitration provision.

Horizon's union contracts at December 31, 2007 were as follows:

[illegible]	[illegible]	[illegible]	[illegible]
International Brotherhood of Teamsters (IBT)	Pilots	722	In Negotiations
AFA	Flight attendants	672	In Negotiations
AMFA	Technicians and related classifications	507	Amendable 11/30/08
TWU	Dispatchers	21	Amendable 10/6/08
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	85	Expires 2/14/10

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Alaska Air Group, Inc. (including its subsidiaries Alaska and Horizon), their positions and their respective ages (as of February 1, 2008) are as follows:

[illegible]	Position	[illegible]	[illegible]
William S. Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	53	1985
Bradley D. Tilden	Executive Vice President/Finance and Planning and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	47	1994
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	51	1996
Gregg Saretsky	Executive Vice President/Flight and Marketing of Alaska Airlines, Inc.	48	1998
Glenn S. Johnson	Executive Vice President/Airports, Maintenance and Engineering of Alaska Airlines, Inc.	49	1991
Jeffrey D. Pinneo	President and Chief Executive Officer of Horizon Air Industries, Inc.	51	1990
Brandon S. Pedersen	Vice President/Finance and Controller of Alaska Air Group, Inc. and Alaska Airlines, Inc. (Principal Accounting Officer)	41	2003

Mr. Ayer has been President since February 2003 and became Chairman and Chief Executive Officer in May 2003. Mr. Ayer is also Chairman, President and Chief Executive Officer of Alaska Airlines. He has served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and as President since November 1997. Prior to that, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air from January 1995. Mr. Ayer serves on the boards of Alaska Airlines, Puget Energy, Inc., the Alaska Airlines Foundation, Angel Flight West, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board, and was recently appointed a director of the Seattle branch of the Federal Reserve Board.

Mr. Tilden joined Alaska Airlines in 1991, became controller of Alaska Airlines and Alaska Air Group in 1994, CFO in February 2000, Executive Vice President/Finance in January 2002, and Executive Vice President/Finance and Planning in 2007.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines.

Mr. Saretsky joined Alaska Airlines in March 1998 as Vice President/Marketing and Planning. In 2000, he became Senior Vice President/ Marketing and Planning. He was elected Executive Vice President/Marketing and Planning of Alaska Airlines in 2002, and in 2007 he was elected Executive Vice President/ Flight and Marketing.

Mr. Johnson became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He moved to Alaska Airlines in 2003 where he has served in several roles, including Vice President/Finance and Controller and Vice President/Finance and Treasurer. Most recently, he has served as Senior Vice President/ Customer Service – Airports from January 2006 through April 2007. In April 2007, he was elected Executive Vice President/Airports and Maintenance and Engineering.

Mr. Pinneo became Vice President/Passenger Service of Horizon Air Industries in 1990 following nine years at Alaska Airlines in various marketing roles. In January 2002, he was named President and CEO of Horizon Air.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006.

REGULATION

GENERAL

The Department of Transportation (DOT) and the Federal Aviation Administration (FAA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. In addition, the DOT has jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability. International treaties may also contain restrictions or requirements for flying outside of the U.S.

- *FAA*: The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have established, and the FAA has approved, both our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.

The Aviation and Transportation Security Act (the Security Act) generally provides for enhanced aviation security measures. Pursuant to the

Security Act, the Transportation Security Administration (TSA) is responsible for aviation security. The Security Act mandates that the TSA shall provide for the screening of passengers and property, including U.S. mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. The TSA performs most of these functions with its own federal employees. The TSA also provides for increased security on flight decks of aircraft and requires federal air marshals to be present on certain flights. The Security Act imposes a $2.50 per enplanement security service fee (maximum $5.00 one-way fee), which is collected by the air carriers and submitted to the government to pay for these enhanced security measures. In addition, carriers are required to pay an additional amount to the TSA to cover the cost of providing security measures equal to the amount the air carriers paid for screening passengers and property in 2000. We paid $12.6 million to the TSA for this security charge in 2007, 2006 and 2005.

The Department of Justice has jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act, which vests in the National Mediation Board (NMB) certain functions with respect to disputes between airlines and labor unions relating to union representation and collective bargaining agreements. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

AIRLINE FARES

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by vigorous price competition. The DOT maintains authority over international (generally outside of North America) fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve. Although air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts given to travel agents, brokers and wholesalers characterize many international markets.

ENVIRONMENTAL MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, or EPA, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. We maintain our own continuing safety, health and environmental programs in order to meet or exceed these requirements.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. The Airport Noise and Capacity Act generally requires FAA approval of local noise restrictions on aircraft. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

At December 31, 2007, all of our aircraft met the Stage 3 noise requirements under the Airport Noise and Capacity Act of 1990. However, special noise ordinances restrict the timing of flights operated by Alaska, Horizon and other airlines at Burbank, Long Beach, Orange County, San Diego, San Jose, and Sun Valley. In addition, due to capacity restrictions, Orange County, Reagan National, Long Beach, Chicago O'Hare, Newark, and Vancouver, B.C. airports restrict the type of aircraft, number of flights, or the time of day that airlines can operate.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

CUSTOMER SERVICE

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds.

MILEAGE PLAN PROGRAM

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines and by using the services of non-airline partners, which include a credit card partner, a grocery store chain, a telephone company, hotels, car rental agencies, and other businesses. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels or to terminate the program.

Mileage can be redeemed for free or discounted travel and for various other awards. Upon accumulating the necessary mileage, members notify Alaska of their award selection. Over 75% of the free flight awards on Alaska and Horizon are subject to capacity-controlled seating. Mileage Plan accounts are generally deleted after three years of inactivity in a member's account. However, we have announced plans to reduce this to two years beginning in April 2008. As of December 31, 2007 and 2006, Alaska estimated that approximately 3.7 million and 3.2 million, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members. Of those eligible awards, Alaska estimated that approximately 88% would ultimately be redeemed. For the year 2007, approximately 870,000 round-trip and 270,000 one-way flight awards were redeemed and flown on Alaska and Horizon. One-way awards were introduced in February 2007. For the years 2006 and 2005, approximately 850,000 and 750,000 round-trip flight awards, respectively, were redeemed and flown on Alaska and Horizon. Those awards represent approximately 9.7%, 8.6%, and 7.9% for 2007, 2006, and 2005, respectively, of the total passenger miles flown on Alaska and Horizon. For the years 2007, 2006, and 2005, approximately 243,200, 252,600, and 239,900, respectively, round-trip flight awards were redeemed and flown on airline partners.

For miles earned through travel on Alaska or Horizon and their airline partners, the estimated incremental cost of providing free travel awards in the future is recognized as a selling expense and accrued as a liability as miles are accumulated. The incremental cost of providing award travel on Alaska or Horizon does not include a contribution to overhead, aircraft ownership cost, or profit. Alaska also sells mileage credits to its non-airline partners. Alaska defers a majority of the sales proceeds and recognizes revenue when award transportation is provided on Alaska, Horizon or another partner airline. At December 31, 2007 and 2006, the deferred revenue and the total liability for providing free travel on Alaska and Horizon and for estimated payments to partner airlines was $648.5 million and $545.6 million, respectively, the majority of which is deferred revenue from the sale of mileage credits. Revenue attributable to the Mileage Plan was $227.6 million, $194.2 million, and $180.2 million in 2007, 2006 and 2005, respectively.

OTHER INFORMATION

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our operating income is generally lowest (or if it be the case, our loss the greatest) during the first and fourth quarters due principally to lower traffic, generally increases in the second quarter and typically reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- pricing initiatives by us and our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition to those factors listed above, seasonal variations in traffic, the timing of various expenditures such as maintenance events and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and accommodating displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers. Consequently, the loss of one or more of even our largest customers would likely not have a material adverse effect upon our financial condition, results of operations or cash flows.

INSURANCE

We carry insurance for passenger liability and property and aircraft damage in amounts and of the type generally consistent with industry practice.

After September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage for third-party liability for claims resulting from acts of terrorism, war or similar events. At the same time, the insurers significantly increased the premiums for such coverage as well as for aviation insurance in general. Since then, however, our insurance rates have been declining. During 2006 and 2007, our insurance rates fell below 2001 levels. We attribute this decline to general rate reductions as well as the extensive safety programs maintained by both of our airlines.

Pursuant to authority granted in the Air Transportation Safety and System Stabilization Act, the Homeland Security Act of 2002, as amended by the Consolidated Appropriations Act 2008, the U.S. government has offered, and we have accepted, war risk insurance to replace commercial war risk insurance through August 31, 2008.

OTHER GOVERNMENT MATTERS

We have elected to participate in the Civil Reserve Air Fleet program, whereby we have agreed to make available to the federal government a certain number of aircraft in the event of a military call-up. The government would reimburse us for the use of such aircraft. Participation in the program is a prerequisite for bidding on various governmental travel contracts.

ITEM 1A. RISK FACTORS

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. These risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

The airline industry is highly competitive and subject to rapid change. We may be unable to compete effectively against other airlines with greater financial resources or lower operating costs, or to adjust rapidly enough in the event the nature of competition in our markets changes.

The airline industry is highly competitive as to fares, flight frequency, frequent flyer benefits, routes and service. The industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Over the past few years, airlines have reduced domestic routes and the number of planes available, which has resulted in reduced domestic industry capacity and a trend towards increased fares. Although capacity has declined based on a nationwide average, capacity on the West Coast has actually increased. If airlines decide to increase their capacity further in the future, this could cause fares to decline, which may adversely affect our business and results of operations. Many of our competitors are larger than our airlines and therefore, may have significantly greater financial resources and name recognition or lower operating costs than we do. In addition, competitors who have successfully reorganized out of bankruptcy have lowered their operating costs as a result of renegotiated labor, supply and financing agreements. From time to time in the past, some of these competitors have chosen to add service, reduce their fares, or take other such competitive steps in our key markets. We may be unable to compete effectively against such other airlines that introduce service or discounted fares in the markets that we serve.

The airline industry, and particularly regional airlines like Horizon, also faces competition from ground transportation alternatives, such as buses, trains or automobiles.

The U.S. and Mexico recently amended their bilateral agreement relating to commercial air service. The amendments expand authorized service levels to cities we serve in Mexico. Other airlines have added service to many of the city pairs we currently serve, which has increased competition and has negatively affected our results of operations. Further increases in competition in these markets may result in additional negative pressure on our results of operations.

Our business, financial condition, and results of operations are substantially exposed to the current high prices and variability of jet fuel. Further increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 27% and 26% of total operating expenses for the years ended December 31, 2007 and 2006, respectively. Significant increases in fuel costs during the past several years have negatively affected our results of operations. Further increases will harm our financial condition and results of operations, unless we are able to increase fares.

Historically, fuel costs and availability have been unpredictable and subject to wide price fluctuations based on geopolitical issues and supply and demand. We have not generally been able to increase fares to offset increases in the price of fuel until recently and we may not be able to do so in the future.

We utilize fuel hedges as a form of insurance against the volatility of fuel prices. To manage the risk of fuel price increases, we purchase call options that are designed to cap a portion of our fuel costs at designated per-barrel oil prices. Even with hedges, we are substantially and increasingly exposed to increases in jet fuel costs as the price at which we are hedged increases.

A significant increase in labor costs or change in key personnel could adversely affect our business and results of operations.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, or if we lose the services of key personnel, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

Labor costs are a significant component of our total expenses, accounting for approximately 30% and 28% of our total operating expenses in 2007 and 2006, respectively. As of December 31, 2007, labor unions represented approximately 84% of Alaska's and 48% of Horizon's employees. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance. Uncertainty around open contracts could be a distraction to many employees, reduce employee engagement in our business and divert management's attention from other projects. Disengaged employees could prevent us from achieving the operational improvements in completion rate and on-time performance that we seek.

In 2005, Alaska and the Air Line Pilots Association (ALPA) were unable to reach a new agreement, and therefore, pursuant to the terms of the collective bargaining agreement that existed at the time, the parties submitted the agreement to binding arbitration. That arbitration decision, which was effective May 1, 2005, resulted in an average pilot wage reduction of 26%. That contract became amendable on May 1, 2007, and Alaska is currently in negotiations with ALPA. Horizon is also in negotiations with the International Brotherhood of Teamsters on a new pilot agreement. The Horizon pilot contract became amendable in September 2006. Factoring in pay rates, productivity measures, and pension and postretirement medical benefits, we believe our pilot unit costs at both Alaska and Horizon are among the highest in the industry for the size of aircraft operated.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace. This is because some of our competitors either have eliminated such obligations through bankruptcy or have never had traditional pension plans in place. Currently, all of our defined-benefit pension plans are closed to new entrants, with the exception of the plan covering Alaska's pilots.

Finally, to the extent we are unable to maintain the outsourcing or subcontracting of certain services for our business, we would incur substantial costs, including costs associated with hiring new employees, in order to perform these services in-house.

Our failure to successfully reduce unit costs at both Alaska and Horizon could harm our business.

We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. We believe having a lower cost structure better positions us to be able to fund growth and take advantage of market opportunities. If we are unable to further reduce our non-fuel unit costs and achieve targeted profitability, we will likely not be able to grow our business and therefore our financial results may suffer.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities.

We have, and will continue to have for the foreseeable future, a significant amount of debt. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings. As of December 31, 2007 and 2006, we had approximately $1.3 billion and $1.2 billion of long-term debt outstanding, respectively, approximately $1.3 billion and $1.1 billion of which was secured by flight equipment and real property. In addition to long-term debt, we have significant other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2007, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $1.1 billion for 2008 through 2012 and an aggregate of $526.2 million for the years thereafter.

At December 31, 2007, we had firm orders to purchase 46 aircraft requiring future aggregate payments of approximately $1.0 billion through 2011. Although we have secured financing for a number of these commitments, there is no guarantee that additional financing will be available when required. Our inability to secure the financing could have a material adverse effect on our cash balances or result in delays in or our inability to take delivery of aircraft, which would impair our growth or fleet-simplification plans.

Our outstanding long-term debt and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing to fund our growth strategy, capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to any economic slowdown in the airline industry.

We cannot ensure that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain now that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.

Our operations are often affected by factors beyond our control, including changing economic and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by changes in economic and other conditions caused by factors largely beyond our control, including:

- economic recession, interest rate increases, inflation, international or domestic conflicts, terrorist activity, or other changes in economic or business conditions;
- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions; and
- increased security measures or breaches in security.

Delays and cancellations frustrate passengers, reduce aircraft utilization and increase costs, all of which affect our profitability. Due to our geographic area of operations, we believe a significant portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. Any general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. A significant portion of our flights occurs to and from our Seattle hub. In 2007, traffic to and from Seattle accounted for 62% of our total traffic.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath have negatively affected the airline industry, including our company. More recently, the foiled terror plot in the United Kingdom in August 2006 resulted in new security measures that also impacted our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields due to a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Immediately following the September 11, 2001 terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the insurance coverage available to airlines for third-party claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Air Transportation Safety and System Stabilization Act and the Homeland Security Act of 2002, as most recently amended by the Consolidated Appropriations Act of 2008, the U.S. government continues to offer domestic airlines either (i) third-party liability war risk coverage above $50 million, or (ii) in lieu of commercial war risk insurance, full hull, comprehensive and third-party liability war risk coverage. This coverage provides for the same limits of war and allied perils coverage for hull and comprehensive insurance and twice the limits of third-party liability insurance carried by the airline on September 11, 2001.

Although our insurance costs have declined to pre-2001 levels, aviation insurers could increase their premiums again in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull, comprehensive and third-party war risk insurance provided by the government is currently mandated through August 31, 2008. Although the government may extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft could involve a significant loss of life and result in a loss of faith in our airlines by the flying public. In addition, we could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although we strive to maintain the highest standards of safety and reliability and believe that should an accident or incident nevertheless occur, we also currently maintain liability insurance in amounts and of the type generally consistent with industry practice. However, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.

We rely heavily on automated systems to operate our business, and a failure of these systems or by their operators could harm our business.

We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems, our website, our maintenance systems, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and cause our customers to purchase tickets from another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruption in, changes to, or a breach of these systems could result in the loss of important data, increase our expenses and possibly cause us to temporarily cease our operations.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including but not limited to American Airlines, Continental Airlines, Delta Air Lines and Northwest Airlines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska has subcontracted its heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. Although we believe that our vendor oversight and quality control is among the best in the industry, if one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Alaska to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Alaska's operations or increases in its cost structure.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many aircraft parts. Horizon is similarly dependent on Bombardier. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. Department of Transportation, the Transportation Security Administration and the Federal Aviation Administration (the "FAA") have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines. For example, the FAA has issued regulations covering, among other things, security measures, collision avoidance systems, noise abatement, environmental restrictions, safety procedures and maintenance regulations. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

Recently, there has been some discussion of an "airline passenger's bill of rights" at both the national and state levels. Bills have recently been proposed in several states that will regulate airlines when operating in those specific states. If these bills were to become law, they could impose additional economic and resource constraints on our airlines and could negatively impact our financial performance.

The market price of our common stock may be volatile.

The market price of our stock can be influenced by many factors, a number of which are outside of our control, including those discussed above. Some of the primary factors in the volatility of our stock price are:

- our actual or anticipated financial performance;
- the overall financial performance of the industry;
- other industry factors, such as discussion of consolidation;
- the price of crude oil; and
- other macro or geopolitical factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

AIRCRAFT

The following tables describe the aircraft we operate and their average age at December 31, 2007:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing 737-400	144	3	31	34	12.4
Boeing 737-400C	72	5	—	5	15.3
Boeing 737-400F	—	1	—	1	8.8
Boeing 737-700	124	17	3	20	7.0
Boeing 737-800	157	26	3	29	1.1
Boeing 737-900	172	12	—	12	5.4
Boeing MD-80	140	—	14	14	15.1
		64	51	115	8.3
Horizon Air					
Bombardier Q200	37	—	16	16	10.2
Bombardier Q400	74–76	18	15	33	4.0
Bombardier CRJ-700	70	2	19	21	5.5
		20	50	70	5.9

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

As of December 31, 2007, 47 of the 64 aircraft owned by Alaska and five of the 20 aircraft owned by Horizon are subject to liens securing long-term debt, and the majority of the other owned Alaska aircraft serve as collateral for our $185 million line-of-credit facility. Alaska's leased 737-400, 737-700, 737-800 and MD-80 aircraft have lease expiration dates between 2008 and 2016, between 2009 and 2010, between 2015 and 2018, and between 2008 and 2012, respectively. Horizon's leased Q200, Q400 and CRJ-700 aircraft have expiration dates between 2012 and 2014, in 2018, and between 2008 and 2020, respectively. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

In 2006, Alaska announced a plan to transition to an all-Boeing 737 fleet by the end of 2008, which includes the accelerated retirement of our MD-80 fleet. In 2007, Horizon announced its plan to transition out of the Q200 aircraft by the end of 2009 and replace them with larger Q400 aircraft. Giving consideration to these fleet transition plans, the following table displays the currently anticipated fleet counts for Alaska and Horizon as of the end of each quarter in 2008:

	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08
Alaska Airlines				
MD80	9	7	4	—
737-400	34	34	34	32
737-400F**	1	1	1	1
737-400C**	5	5	5	5
737-700	20	20	20	20
737-800*	33	36	41	46
737-900	12	12	12	12
Totals	114	115	117	116
Horizon Air				
Q200	13	12	12	10
Q400	33	33	33	36
CRJ-700	20	20	20	20
Totals	66	65	65	66

* The total includes one additional leased aircraft in 2008.

** F=Freighter; C=Combination freighter/passenger

Although the number of aircraft in our operating fleet at the end of each period presented remains relatively consistent, it is important to note that the larger B737-800s and the Q400s are replacing the smaller-gauge MD-80s and Q200s. Therefore, our total capacity, as measured by available seat miles, will increase even though the number of aircraft remains consistent.

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) in Seattle, Washington. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and mainframe computer facility, two office buildings, and corporate headquarters complex. Alaska also leases a stores warehouse, and office spaces for a reservation facility and for various administrative functions in Kent, Washington. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, as well as leased reservations facilities in Phoenix, Arizona and Boise, Idaho. Alaska uses its own employees for ground handling services at most of our airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland; line maintenance stations in Boise, Pasco and Seattle; and temporary hangar facility in Spokane for Q400 modification work.

ITEM 3. LEGAL PROCEEDINGS

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. We expect a decision from the arbitrator in the first half of 2008.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2007, there were 38,050,680 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,609 shareholders of record. We also held 4,771,306 treasury shares at a cost of $112.5 million. We have not paid dividends on the common stock since 1992. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2007		2006	
	High	Low	High	Low
First Quarter	**$44.52**	**$36.56**	$36.19	$29.44
Second Quarter ...	**38.99**	**25.90**	40.54	33.86
Third Quarter	**29.09**	**21.50**	41.09	33.60
Fourth Quarter	**28.00**	**21.15**	45.85	37.50

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2007, the Board of Directors authorized the Company to repurchase up to $100 million of its common stock over a period of twelve months. As of December 31, 2007, the Company had repurchased 2,593,282 shares of common stock for a total of $62.8 million under this authorization as noted in the following table. The repurchased shares have been recorded as treasury shares in the accompanying consolidated balance sheet.

	Total Number of Shares Purchased	Average Price Paid per Share	Maximum remaining dollar value of shares that can be purchased under the plan
September 18, 2007 through September 30, 2007	210,000	$24.03	
October 1, 2007 – October 31, 2007	590,000	$24.81	
November 1, 2007 – November 30, 2007	1,189,482	$23.36	
December 1, 2007 – December 31, 2007	603,800	$25.42	
Total	2,593,282	$24.22	$37,190,231

All of the shares purchased in the period were under the plan noted above.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2002 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2002.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Alaska Air Group, Inc., The S&P 500 Index
And The Dow Jones US Airlines Index**



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/02
12/03
12/04
12/05
12/06
12/07
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines Index

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

** The Dow Jones U.S. Airlines Index includes AirTran Holdings Inc., Alaska Air Group Inc., AMR Corp., Continental Airlines Inc., JetBlue Airways Corp., Skywest Inc., Southwest Airlines Co., UAL Corp., and US Airways Group Inc.

● Form 10-K

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	2007	2006	2005	2004	2003
Consolidated Operating Results					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**$3,506.0**	$3,334.4	$2,975.3	$2,723.8	$2,444.8
Operating Expenses	**3,294.0**	3,421.7	2,808.8	2,718.1	2,455.9
Operating Income (Loss)	**212.0**	(87.3)	166.5	5.7	(17.5)
Nonoperating income (expense), net of interest capitalized (a)	**(10.4)**	(0.5)	(29.3)	(26.3)	46.5
Income (loss) before income tax and accounting change	**201.6**	(87.8)	137.2	(20.6)	29.0
Income (loss) before accounting change	**125.0**	(52.6)	84.5	(15.3)	13.5
Net Income (Loss)	**$ 125.0**	$ (52.6)	$ (5.9)	$ (15.3)	$ 13.5
Average basic shares outstanding	**40.125**	37.939	27.609	26.859	26.648
Average diluted shares outstanding	**40.424**	37.939	33.917	26.859	26.730
Basic earnings (loss) per share before accounting change	**$ 3.12**	$ (1.39)	$ 3.06	$ (0.57)	$ 0.51
Basic earnings (loss) per share	**3.12**	(1.39)	(0.21)	(0.57)	0.51
Diluted earnings (loss) per share before accounting change	**3.09**	(1.39)	2.65	(0.57)	0.51
Diluted earnings (loss) per share	**3.09**	(1.39)	(0.01)	(0.57)	0.51
Consolidated Financial Position					
At End of Period (in millions, except ratio):					
Total assets	**$4,490.9**	$4,077.1	$3,792.0	$3,335.0	$3,259.2
Long-term debt and capital lease obligations, net of current portion	**1,124.6**	1,031.7	969.1	989.6	906.9
Shareholders' equity	**1,024.0**	885.5	827.6	664.8	674.2
Ratio of earnings to fixed charges (b)	**1.52**	0.42	1.78	0.89	1.22
Statistics					
Alaska Airlines Mainline Operating Data:					
Revenue passengers (000)	**17,558**	17,165	16,759	16,295	15,047
Revenue passenger miles (RPM) (000,000)	**18,451**	17,822	16,915	16,231	14,554
Available seat miles (ASM) (000,000)	**24,208**	23,278	22,292	22,276	20,804
Revenue passenger load factor	**76.2%**	76.6%	75.9%	72.9%	70.0%
Yield per passenger mile	**13.81¢**	13.76¢	12.91¢	12.47¢	12.65¢
Operating revenues per ASM	**11.52¢**	11.50¢	10.76¢	10.02¢	9.74¢
Operating expenses per ASM	**10.54¢**	11.92¢	10.14¢	10.07¢	9.81¢
Average number of full-time equivalent employees	**9,679**	9,322	9,065	9,968	10,040
Operating fleet at period-end	**115**	114	110	108	109
Horizon Air Combined Operating Data (c):					
Revenue passengers (000)	**7,552**	6,860	6,481	5,930	4,934
Revenue passenger miles (RPM) (000,000)	**2,918**	2,691	2,475	2,155	1,640
Available seat miles (ASM) (000,000)	**3,978**	3,632	3,400	3,107	2,569
Revenue passenger load factor	**73.4%**	74.1%	72.8%	69.3%	63.9%
Yield per passenger mile	**24.30¢**	23.53¢	21.98¢	22.61¢	26.96¢
Operating revenues per ASM	**18.06¢**	17.73¢	16.36¢	16.20¢	18.06¢
Operating expenses per ASM	**18.07¢**	17.40¢	15.50¢	15.57¢	17.79¢
Average number of full-time equivalent employees	**3,806**	3,611	3,456	3,423	3,361
Operating fleet at period-end	**70**	69	65	65	62

(a) Includes capitalized interest of $27.8 million, $24.7 million, $8.9 million, $1.7 million, $2.3 million, $2.7 million, $10.6 million, $17.7 million, $12.6 million, $7.0 million, and $5.3 million for 2007, 2006, 2005, 2004, 2003, 2002, 2001, 2000, 1999, 1998, and 1997, respectively.

(b) For 2006, 2004, 2002, 2001, and 2000 earnings are inadequate to cover fixed charges by $107.6 million, $17.4 million, $99.5 million, $69.1 million, and $44.6 million, respectively. See Exhibit 12.1 to this Form 10-K.

(c) Includes Horizon services operated as Frontier JetExpress in 2004 through 2007 and flights operated under the Capacity Purchase Agreement with Alaska in 2007.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA—(Continued)

	2002	2001	2000	1999	1998	1997
Consolidated Operating Results						
Year Ended December 31 (in millions, except per share amounts):						
Operating Revenues	$2,224.1	$2,152.8	$2,194.0	$2,091.5	$1,912.0	$1,747.4
Operating Expenses	2,317.3	2,279.1	2,227.1	1,901.7	1,700.1	1,606.2
Operating Income (Loss)	(93.2)	(126.3)	(33.1)	189.8	211.9	141.2
Nonoperating income (expense), net of interest capitalized (a)	(8.6)	62.8	6.2	23.2	(6.2)	(15.5)
Income (loss) before income tax and accounting change	(101.8)	(63.5)	(26.9)	213.0	205.7	125.7
Income (loss) before accounting change	(67.2)	(43.4)	(20.4)	129.4	125.3	73.8
Net Income (Loss)	$ (118.6)	$ (43.4)	$ (67.2)	$ 129.4	$ 125.3	$ 73.8
Average basic shares outstanding	26.546	26.499	26.440	26.372	23.388	14.785
Average diluted shares outstanding	26.546	26.499	26.440	26.507	26.367	22.689
Basic earnings (loss) per share before accounting change	$ (2.53)	$ (1.64)	$ (0.77)	$ 4.91	$ 5.36	$ 4.99
Basic earnings (loss) per share	(4.47)	(1.64)	(2.54)	4.91	5.36	4.99
Diluted earnings (loss) per share before accounting change	(2.53)	(1.64)	(0.77)	4.88	4.75	3.25
Diluted earnings (loss) per share	(4.47)	(1.64)	(2.54)	4.88	4.75	3.25
Consolidated Financial Position						
At End of Period (in millions, except ratio):						
Total assets	$2,880.7	$2,950.5	$2,528.1	$2,196.0	$1,742.6	$1,533.3
Long-term debt and capital lease obligations, net of current portion	856.7	852.2	509.2	337.0	171.5	401.4
Shareholders' equity	655.7	851.3	895.1	959.2	822.1	509.4
Ratio of earnings to fixed charges (b)	0.28	0.48	0.66	3.07	2.94	2.12
STATISTICS						
Alaska Airlines Mainline Operating Data:						
Revenue passengers (000)	14,154	13,668	13,525	13,620	13,056	12,284
Revenue passenger miles (RPM) (000,000)	13,186	12,249	11,986	11,777	11,283	10,386
Available seat miles (ASM) (000,000)	19,360	17,919	17,315	17,341	16,807	15,436
Revenue passenger load factor	68.1%	68.4%	69.2%	67.9%	67.1%	67.3%
Yield per passenger mile	12.65¢	13.12¢	13.56¢	12.86¢	12.51¢	12.49¢
Operating revenues per ASM	9.47¢	9.84¢	10.20¢	9.75¢	9.41¢	9.43¢
Operating expenses per ASM	9.87¢	10.24¢	10.35¢	9.81¢	8.25¢	8.54¢
Average number of full-time equivalent employees	10,142	10,115	9,611	9,183	8,704	8,236
Operating fleet at period-end	102	101	95	89	84	78
Horizon Air Combined Operating Data (c):						
Revenue passengers (000)	4,815	4,668	5,044	4,984	4,389	3,686
Revenue passenger miles (RPM) (000,000)	1,514	1,350	1,428	1,379	1,143	889
Available seat miles (ASM) (000,000)	2,428	2,148	2,299	2,194	1,815	1,446
Revenue passenger load factor	62.4%	62.8%	62.1%	62.9%	63.0%	61.5%
Yield per passenger mile	26.02¢	28.15¢	29.82¢	28.77¢	29.02¢	32.56¢
Operating revenues per ASM	17.29¢	19.02¢	19.27¢	18.96¢	19.16¢	21.00¢
Operating expenses per ASM	17.87¢	21.02¢	19.53¢	17.74¢	18.16¢	20.64¢
Average number of full-time equivalent employees	3,476	3,764	3,795	3,603	3,019	2,756
Operating fleet at period-end	63	60	62	62	60	62

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not reports of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in the Company's filings with the Securities and Exchange Commission. This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2007 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of operations of Alaska and Horizon for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data for Alaska and Horizon are also included here. This section includes forward-looking statements regarding our view of 2008.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.

YEAR IN REVIEW

In 2007, we reported consolidated net income of $125.0 million compared to a net loss of $52.6 million in 2006. The 2006 results included the following items that impact the comparability between the periods:

- We recorded $189.5 million ($118.5 million after tax) of fleet transition costs related to our MD-80 fleet.
- We also recorded a $24.8 million ($15.5 million after tax) restructuring charge associated with the voluntary severance package offered to certain of our employees represented by the International Association of Machinists and to our flight attendants as part of new four-year collective bargaining agreements.

Both periods include adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market fuel hedge accounting – we recorded a $52.2 million gain in 2007 compared to an $89.9 million loss in 2006.

The revenue environment in 2007 was characterized by increased competition in our primary markets and a softer demand environment in our West Coast market. However, yield at Alaska (which represents approximately 88% of consolidated revenues) improved slightly as we and other carriers attempted to raise fares to cover higher fuel costs. Both Alaska and Horizon posted higher passenger traffic. These factors resulted in an increase in total consolidated revenues of $171.6 million.

Our total operating expenses declined by $127.7 million during 2007 compared to 2006. This decrease is primarily due to the 2006 fleet transition and restructuring charges mentioned above and mark-to-market gains associated with an increase in the value of our fuel hedge portfolio, offset by increases in other operating expenses in 2007. See "Results of Operations" below for further discussion of changes in revenues and operating expenses for both Alaska and Horizon.

Accomplishments

Accomplishments from 2007 include:

- Alaska marked its 75th anniversary with several celebration events and the unveiling of the "Starliner 75," a new Boeing 737-800 aircraft painted in a vintage DC-3 livery.
- Horizon was named "2007 Regional Airline of the Year" by Air Transport World. The publication cited, among other positive items, an exemplary safety record, superior commitment to customer service, and positive financial results during challenging industry times.
- In October 2007, we reached another website milestone by processing over 50% of our monthly sales through alaskaair.com for the first time.
- Alaska initiated service to the Hawaiian Islands in October 2007– something our customers and employees had been looking forward to for many years. Horizon also began non-stop service between Portland, Oregon and Santa Rosa, California. Alaska and Horizon have also initiated or announced additional service in certain existing markets or connected cities already served with new non-stop service.

Common Stock Repurchase

In September 2007, our Board of Directors authorized the Company to repurchase up to $100 million of our common stock over a period of twelve months. At December 31, 2007, we had repurchased 2.6 million shares of common stock for a total of $62.8 million. We believe this repurchase program enhances shareholder value and demonstrates our commitment to providing investors a return on capital employed in our business. The repurchased shares have been recorded as treasury shares in our consolidated balance sheet.

Airport of the Future

On October 16, 2007, we unveiled the first phase of our patented "Airport of the Future" at Seattle Tacoma International Airport. Once the project is complete, additional facilities are coming online in the first half of 2008, the "Airport of the Future" will allow both Alaska and Horizon customers to check in for their flights and drop bags more quickly, improve our agents' productivity, and allow us to handle more customers without increasing our airport space. We debuted this concept at the Ted Stevens International Airport in Anchorage in 2004 and since that time, customer wait times have been reduced significantly.

Row 44

In September 2007, Alaska announced its plan to launch in-flight wireless Internet service in 2008 based on Row 44, Inc.'s satellite-based broadband connectivity solution. We plan to test the system on Alaska's aircraft in the first half of 2008. If the test is successful, we plan to equip all of our aircraft at Alaska with this equipment. This technology will provide customers with a unique entertainment and business network in the air. Passengers with Wi-Fi-enabled devices – such as laptop computers, PDAs, smart phones and portable gaming systems – will have high-speed access to the Internet, e-mail, virtual private networks and stored in-flight entertainment content.

Hawaiian Vacations

During the third quarter of 2007, Alaska announced the acquisition of certain assets of Hawaiian Vacations Inc., an Anchorage-based company that charters aircraft and markets package tours to the Hawaiian Islands. The acquisition of these assets will help accelerate our entrance into the Anchorage-Honolulu market, which began December 9, 2007 with one daily round trip.

Q400 Landing Gear Inspections

On September 12, 2007, Horizon temporarily grounded 19 of its 33 Bombardier Q400 turboprops as a precautionary measure following an all-operator message from Bombardier Aerospace of Canada. On September 13, in response to a Transport Canada airworthiness directive (AD), Horizon grounded its entire Q400 fleet to begin the required landing gear inspections. The AD was produced in the wake of two landing gear failure incidents involving Scandinavian Airlines (SAS) in Europe. Horizon, which has operated the Canadian-manufactured Q400 since 2001, has never experienced any issues like those encountered by SAS in these incidents. The inspections were completed over a 13-day period and the aircraft were put back into service after that time.

Labor Costs and Negotiations

We are pleased with the long-term contracts that have been reached with the majority of our labor groups. We are now in the process of negotiating new contracts with pilots at both Alaska and Horizon and with flight attendants at Horizon. The contract with Alaska's pilots became amendable May 1, 2007, and the contract with Horizon's pilots became amendable September 12, 2006. We hope to reach negotiated agreements with each of these groups that recognize the important contributions that they make to both of our airlines, without harming either company's competitive position. Factoring in pay rates, productivity measures, pension, and post-retirement medical benefits, we believe our pilot unit costs are among the highest in the industry for the size of aircraft operated.

We do not know what the final outcome of these negotiations will be or when agreements will be reached. However, uncertainty around open contracts could be a distraction to some employees, reduce employee engagement in our business, and hinder us from achieving the operational goals (such as on-time and completion-rate targets) that we have set.

Alaska Fleet Transition

During the first quarter of 2006, we announced our plan to retire our entire MD-80 fleet by the end of 2008 as part of Alaska's move to an all-Boeing 737 fleet. We believe this transition, when completed, will provide more than $130 million in annual operating savings by way of lower fuel, maintenance, and training costs.

During 2007, we sold all 20 of our owned operating MD-80s. The majority of these aircraft are now leased from the buyer under short-term lease arrangements, which will allow us to maintain our current MD-80 retirement schedule through December 2008. We ceased operation of seven of these leased MD-80s in 2007, including one at the end of December that was earlier than anticipated. The charge associated with the early retirement in December 2007 was not material.

We currently have long-term lease arrangements on four MD-80 aircraft that we plan to cease operating before the end of the lease term. We anticipate that once these aircraft have been removed from operation, we will dispose of them through a lease buy-out or a sublease arrangement, or we will store them at a long-term storage facility. It is likely that we will record a charge in our statement of operations if either of these events occurs. Aggregate minimum lease payments for these four aircraft through the end of their lease terms total approximately $68.5 million as of December 31, 2007.

Horizon Fleet Transition

In 2006, Horizon entered into an agreement to sublease 16 of its Bombardier Q200 aircraft to a third party. During 2007, 11 aircraft were transferred, resulting in a loss on the sublease arrangement of $14.1 million that is reflected as "Fleet transition costs – Horizon" in the consolidated statements of operations. We expect the average loss per aircraft to be approximately $1.4 million, which will be recorded as each aircraft leaves the fleet.

In April 2007, Horizon announced an order for 15 additional Q400 aircraft, with options for 20 more. These aircraft will be delivered in 2008 and 2009. With this order, we plan to phase out the remaining leased Q200 aircraft by the end of 2009, and we are in the process of negotiating transactions that would allow for their exit from the fleet. We believe the market has improved since the earlier Q200 sublease transaction, but the amount or timing of any potential loss or gain cannot be reasonably estimated at this time.

In 2007, Horizon posted a pretax loss of $10.6 million. We have a number of initiatives underway to improve Horizon's operating results, including evaluating whether further fleet simplification of Horizon's fleet away from regional jets to an all-Q400 fleet would be beneficial. However, no decisions have been made at this time.

Capacity Purchase Agreements

Alaska and Horizon entered into a Capacity Purchase Agreement (CPA) effective January 1, 2007, whereby Alaska purchases capacity on certain routes ("capacity purchase markets") from Horizon as specified by the agreement. This agreement has resulted in a new presentation in Alaska's statement of operations. The actual passenger revenue from the capacity purchase markets is identified as "Passenger revenue – purchased capacity" and the associated costs are identified as "Purchased capacity costs."

Alaska also has a similar arrangement in place with a third-party carrier for flying between Anchorage and Dutch Harbor, Alaska. Historically, the revenue from this arrangement was presented in "Other revenue – net" and the associated costs were in "Contracted services" in Alaska's statement of operations. Now, all of these revenues and costs are presented with the Horizon purchased capacity revenues and costs, and the prior period has been reclassified to conform to the current presentation.

Alaska and Horizon entered into the CPA in order to improve the visibility of both the revenues and the costs of flying in the capacity purchase markets. Under the CPA, Alaska pays Horizon a contractual amount for the purchased capacity in the incentive markets regardless of the revenue collected on those flights. The amount paid to Horizon is generally based on Horizon's operating costs plus a margin. Alaska bears the inventory and revenue risk in those markets. Accordingly, Alaska records the related passenger revenue. Alaska records payments to Horizon in "Purchased capacity costs." Horizon records the payment from Alaska as "Passenger revenue."

The Air Group planning department works to strategically deploy certain Horizon aircraft by optimizing the balance of local and "flow" traffic connections with Alaska in order to maximize total returns to the Company and to allow Alaska to deploy its larger jets to other routes. Prior to 2007, there was a revenue-sharing arrangement in place whereby Alaska made a payment to Horizon if certain covered markets created losses for Horizon. Alternatively, Horizon made a payment to Alaska if those markets were profitable.

Under both the revenue-sharing arrangement that was previously in place and the new CPA, the payments made from Alaska to Horizon are eliminated in consolidation and do not impact Air Group's consolidated results.

Frontier JetExpress

In November 2007, Horizon discontinued its contract flying with Frontier Airlines as Frontier JetExpress. We had nine CRJ-700 aircraft dedicated to this program, all of which have returned to Horizon's operating fleet. Two of these aircraft were returned in the first quarter, one in the third quarter and the remaining six in the fourth quarter of 2007. We have used these aircraft for productive and strategic redeployments throughout Horizon's network and in capacity purchase markets with Alaska. However, the influx of new capacity has depressed yields in some of our markets.

Line of Credit Modification

In April 2007, we announced the Second Amendment of the March 25, 2005, $160 million variable-rate credit facility with a syndicate of financial institutions. The terms of the Second Amendment provide that any borrowings will be secured by either aircraft or cash collateral. The Second Amendment: (i) increased the size of the facility to $185 million; (ii) improved the collateral advance rates for certain aircraft; (iii) extended the agreement by two years with a maturity date of March 31, 2010; and (iv) repriced the credit facility to reflect current market rates. We currently have no immediate plans to borrow using this credit facility. In July 2007, we executed the Third Amendment to the credit facility, which amended a covenant restriction to allow borrowings between Alaska Airlines and its affiliates of up to $500 million, from $300 million previously.

Outlook

We currently expect to increase Alaska mainline capacity by 3% and reduce Horizon total system capacity by 4% in 2008 compared to 2007. The expected capacity increase at Alaska is due primarily to the anticipated delivery of 17 new B737-800 aircraft in 2008 and the annualization of capacity additions that resulted from 14 B737-800 aircraft delivered in 2007, offset by the retirement of 15 MD-80 aircraft and, to a lesser extent, scheduled retirement of other aircraft.

We will continue to monitor our flight schedules to see if there are further opportunities to reduce unprofitable flying and perhaps retire some of our MD-80s sooner than currently planned. We recently announced that we will be eliminating our Oakland – Orange County route and Alaska will shift to Horizon its daily flights from Seattle to Reno and Boise in an effort to reduce costs and increase profitability.

On a net basis, we expect that Alaska's fleet size will grow by one aircraft in 2008 (from 115 to 116), although the B737-800 aircraft are larger than the MD-80s, allowing for the capacity growth mentioned above. Horizon's expected capacity decrease is due largely to the anticipated reduction of several Q200 aircraft and the retirement of one CRJ700, offset by the delivery of four new Q400 aircraft in 2008 and the annualization of 13 new Q400 aircraft delivered in 2007. Additionally, there has been an increase in the number of seats on a portion of the fleet of Q400s from 74 seats to 76 seats (all Q400 aircraft will have 76 seats by the end of 2008). The aircraft deliveries in 2008 at both Alaska and Horizon are planned to replace outgoing aircraft, increase frequency in our existing markets and, to a lesser degree, serve new markets.

For much of the past three years, Alaska's operational performance has fallen short of our goals and our customers' expectations. We currently have several initiatives underway to help improve our on-time performance, completion rates, baggage handling, and other important customer-driven operational measures. Delivering on these core operational promises is one of our highest-priority internal goals for 2008.

RESULTS OF OPERATIONS

2007 COMPARED WITH 2006

Our consolidated net income for 2007 was $125.0 million, or $3.09 per diluted share, compared to a net loss of $52.6 million, or $1.39 per diluted share, in 2006. Several items, as noted below, affect the comparability between the two periods:

- During 2006, we recorded fleet transition costs of $189.5 million ($118.5 million after tax, or $3.12 per share) associated with our fleet transition plan. See Note 2 to the consolidated financial statements.
- In 2006, we recognized restructuring charges of $24.8 million ($15.5 million after tax, or $0.41 per share) associated with an offer of voluntary severance to certain of Alaska's employees represented by the IAM and the AFA.
- Both periods include adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market fuel hedge accounting. In 2007, we recognized mark-to-market gains of $52.2 million ($32.7 million after tax, or $0.81 per diluted share), compared to a loss of $89.9 million ($56.3 million after tax, or $1.48 per share) in 2006.

We believe disclosure of the impact of these individual charges is useful information to investors and other readers because:

- it is useful to monitor performance without these items as it improves a reader's ability to compare our results to other airlines;

- our results excluding these special items is the basis for our various employee incentive plans, thus allowing investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations;
- our results excluding these items is most often used in internal management and board reporting and decision-making; and
- we believe it is the basis by which we are evaluated by industry analysts.

Our consolidated results are primarily driven by the results of our two operating carriers. Alaska reported pretax income of $216.0 million in 2007, while Horizon reported a pretax loss of $10.6 million in 2007. Financial and statistical data for Alaska and Horizon are shown on pages 34 and 35, respectively. An in-depth discussion of the results of Alaska and Horizon begins on page 36.

ALASKA AIRLINES FINANCIAL AND STATISTICAL DATA

	Quarter Ended December 31			Year Ended December 31				
	2007	2006	% Change	2007	2006	% Change	2005	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger	**$612.8**	$570.6	7.4	**$2,547.2**	$2,453.1	3.8	$2,183.0	12.4
Freight and mail	**21.3**	21.6	(1.4)	**94.2**	93.4	0.9	90.3	3.4
Other—net	**41.3**	36.6	12.8	**147.1**	129.6	13.5	125.9	2.9
Total mainline operating revenues	**675.4**	628.8	7.4	**2,788.5**	2,676.1		2,399.2	11.5
Passenger—purchased capacity	**71.9**	3.4	NM	**281.4**	16.4	NM	16.9	(3.0)
Total Operating Revenues	**747.3**	632.2	18.2	**3,069.9**	2,692.5	14.0	2,416.1	11.4
Operating Expenses:								
Wages and benefits	**191.0**	190.4	0.3	**752.9**	743.3	1.3	722.1	2.9
Variable incentive pay	**2.3**	10.4	(77.9)	**13.5**	27.7	(51.3)	15.3	81.0
Aircraft fuel, including hedging gains and losses	**182.2**	189.8	(4.0)	**737.5**	757.0	(2.6)	476.0	59.0
Aircraft maintenance	**42.0**	38.2	9.9	**149.8**	156.8	(4.5)	185.2	(15.3)
Aircraft rent	**29.5**	26.3	12.2	**112.8**	110.9	1.7	116.8	(5.1)
Landing fees and other rentals	**42.8**	40.3	6.2	**170.1**	158.2	7.5	156.2	1.3
Contracted services	**32.9**	30.2	8.9	**124.1**	117.5	5.6	104.9	12.0
Selling expenses	**30.0**	31.5	(4.8)	**129.3**	141.5	(8.6)	132.6	6.7
Depreciation and amortization	**36.2**	38.2	(5.2)	**142.3**	137.8	3.3	125.4	9.9
Food and beverage service	**12.1**	12.2	(0.8)	**46.9**	48.3	(2.9)	48.8	(1.0)
Other	**48.1**	42.7	12.6	**173.1**	161.1	7.4	157.6	2.2
Fleet transition costs	**—**	—	NM	**—**	189.5	NM	—	NM
Restructuring charges and adjustments	**—**	(7.6)	NM	**—**	24.8	NM	20.4	NM
Total mainline operating expenses	**649.1**	642.6	1.0	**2,552.3**	2,774.4	(8.0)	2,261.3	22.7
Purchased capacity costs	**80.7**	3.2	NM	**302.8**	14.3	NM	15.0	(4.7)
Total Operating Expenses	**729.8**	645.8	13.0	**2,855.1**	2,788.7	2.4	2,276.3	22.5
Operating Income (Loss)	**17.5**	(13.6)	NM	**214.8**	(96.2)	NM	139.8	NM
Interest income	**15.1**	15.1		**64.8**	56.3		32.5	
Interest expense	**(21.3)**	(19.8)		**(86.2)**	(73.3)		(51.2)	
Interest capitalized	**6.6**	6.0		**25.7**	21.5		8.1	
Other—net	**(2.7)**	0.2		**(3.1)**	(0.5)		(5.0)	
	(2.3)	1.5		**1.2**	4.0		(15.6)	
Income (Loss) Before Income Tax and Accounting Change	**$ 15.2**	$ (12.1)	NM	**$ 216.0**	$ (92.2)	NM	$ 124.2	NM
Mainline Operating Statistics:								
Revenue passengers (000)	**4,191**	4,107	2.0	**17,558**	17,165	2.3	16,759	2.4
RPMs (000,000) "traffic"	**4,498**	4,243	6.0	**18,451**	17,822	3.5	16,915	5.4
ASMs (000,000) "capacity"	**6,020**	5,755	4.6	**24,208**	23,278	4.0	22,292	4.4
Passenger load factor	**74.7%**	73.7%	1.0pts	**76.2%**	76.6%	(0.4)pts	75.9%	0.7pts
Yield per passenger mile	**13.62¢**	13.45¢	1.3	**13.81¢**	13.76¢	0.3	12.91¢	6.7
Operating revenues per ASM	**11.22¢**	10.93¢	2.7	**11.52¢**	11.50¢	0.2	10.76¢	6.8
Passenger revenue per ASM	**10.18¢**	9.91¢	2.7	**10.52¢**	10.54¢	(0.2)	9.79¢	7.6
Operating expenses per ASM	**10.78¢**	11.17¢	(3.5)	**10.54¢**	11.92¢	(11.6)	10.14¢	17.6
Aircraft fuel cost per ASM	**3.02¢**	3.30¢	(8.3)	**3.04¢**	3.25¢	(6.4)	2.13¢	53.0
Fleet transition costs per ASM	**—**	—	NM	**—**	0.81¢	NM	0.00¢	NM
Restructuring charges per ASM	**—**	-0.13¢	NM	**—**	0.11¢	NM	0.09¢	NM
Navigation fee refund per ASM	**—**	—	—	**—**	—	—	0.02¢	NM
Aircraft fuel cost per gallon	**$ 2.09**	$ 2.18	(4.1)	**$ 2.08**	$ 2.14	(2.8)	$ 1.37	56.2
Economic fuel cost per gallon	**$ 2.48**	$ 1.98	25.2	**$ 2.20**	$ 1.92	14.6	$ 1.53	25.5
Fuel gallons (000,000)	**87.2**	87.1	0.1	**354.3**	354.3	0.0	346.4	2.3
Average number of full-time equivalent employees	**9,672**	9,485	2.0	**9,679**	9,322	3.8	9,065	2.8
Aircraft utilization (blk hrs/day)	**10.7**	10.6	0.9	**10.9**	11.0	(0.9)	10.8	1.9
Average aircraft stage length (miles)	**946**	914	3.5	**926**	919	0.8	898	2.3
Operating fleet at period-end	**115**	114	1a/c	**115**	114	1a/c	110	4a/c
Purchased Capacity Operating Statistics:								
RPMs (000,000)	**287**	9	NM	**1,099**	41	NM	42	NM
ASMs (000,000)	**386**	15	NM	**1,453**	67	NM	71	NM

NM = Not Meaningful

HORIZON AIR FINANCIAL AND STATISTICAL DATA

	Quarter Ended December 31			Year Ended December 31				
	2007	**2006**	**% Change**	**2007**	**2006**	**% Change**	**2005**	**% Change**
Financial Data (in millions):								
Operating Revenues:								
Passenger	**$179.6**	$155.0	15.9	**$709.2**	$633.1	12.0	$544.0	16.4
Freight and mail	**0.5**	0.9	(44.4)	**2.3**	3.9	(41.0)	3.8	2.6
Other—net	**1.8**	2.9	(37.9)	**6.9**	7.0	(1.4)	8.6	(18.6)
Total Operating Revenues	**181.9**	158.8	14.5	**718.4**	644.0	11.6	556.4	15.7
Operating Expenses:								
Wages and benefits	**51.1**	49.0	4.3	**201.2**	189.3	6.3	173.7	9.0
Variable incentive pay	**1.3**	2.3	(43.5)	**7.3**	9.1	(19.8)	4.7	93.6
Aircraft fuel, including hedging gains and losses	**38.3**	30.0	27.7	**138.8**	116.5	19.1	72.9	59.8
Aircraft maintenance	**23.1**	23.9	(3.3)	**92.0**	73.9	24.5	43.3	70.7
Aircraft rent	**15.7**	17.3	(9.2)	**65.6**	69.3	(5.3)	70.2	(1.3)
Landing fees and other rentals	**14.1**	11.6	21.6	**56.9**	46.9	21.3	47.7	(1.7)
Contracted services	**7.2**	6.9	4.3	**27.1**	27.0	0.4	23.8	13.4
Selling expenses	**7.7**	6.3	22.2	**31.2**	31.5	(1.0)	29.1	8.2
Depreciation and amortization	**8.6**	4.9	75.5	**33.9**	18.5	83.2	16.8	10.1
Food and beverage service	**0.7**	0.7	0.0	**2.8**	2.9	(3.4)	2.5	16.0
Other	**12.3**	9.9	24.2	**48.0**	46.9	2.3	42.2	11.1
Fleet transition costs	**3.5**	—	NM	**14.1**	—	NM	—	NM
Total Operating Expenses	**183.6**	162.8	12.8	**718.9**	631.8	13.8	526.9	19.9
Operating Income (Loss)	**(1.7)**	(4.0)	NM	**(0.5)**	12.2	NM	29.5	NM
Interest income	**1.1**	1.0		**4.5**	3.7		1.6	
Interest expense	**(4.5)**	(1.6)		**(16.6)**	(7.4)		(5.5)	
Interest capitalized	**0.3**	1.1		**2.1**	3.2		0.8	
Other—net	**—**	—		**(0.1)**	—		—	
	(3.1)	0.5		**(10.1)**	(0.5)		(3.1)	
Income (Loss) Before Income Tax and Accounting Change	**$ (4.8)**	$ (3.5)	NM	**$ (10.6)**	$ 11.7	NM	$ 26.4	NM
Combined Operating Statistics: (a)								
Revenue passengers (000)	**1,930**	1,689	14.3	**7,552**	6,860	10.1	6,481	5.8
RPMs (000,000) "traffic"	**723**	659	9.7	**2,918**	2,691	8.4	2,475	8.7
ASMs (000,000) "capacity"	**996**	903	10.3	**3,978**	3,632	9.5	3,400	6.8
Passenger load factor	**72.6%**	73.0%	(0.4)pts	**73.4%**	74.1%	(0.7)pts	72.8%	1.3pts
Yield per passenger mile	**24.84¢**	23.52¢	5.6	**24.30¢**	23.53¢	3.3	21.98¢	7.0
Operating revenues per ASM	**18.26¢**	17.59¢	3.9	**18.06¢**	17.73¢	1.9	16.36¢	8.4
Operating expenses per ASM	**18.43¢**	18.03¢	2.2	**18.07¢**	17.40¢	3.9	15.50¢	12.2
Aircraft fuel cost per ASM	**3.85¢**	3.32¢	16.0	**3.49¢**	3.21¢	8.7	2.14¢	50.0
Fleet transition costs per ASM	**0.35¢**	—	NM	**0.35¢**	—	NM	—	NM
Aircraft fuel cost per gallon (a)	**$ 2.18**	$ 2.19	(0.5)	**$ 2.14**	$ 2.14	0.0	$ 1.41	51.8
Economic fuel cost per gallon (a)	**$ 2.54**	$ 1.98	28.3	**$ 2.28**	$ 1.93	18.1	$ 1.58	22.2
Fuel gallons (000,000)	**17.6**	13.7	28.5	**64.8**	54.3	19.3	51.3	5.8
Average number of full-time equivalent employees	**3,887**	3,670	5.9	**3,806**	3,611	5.4	3,456	4.5
Aircraft utilization (blk hrs/day)	**8.4**	8.6	(2.3)	**8.6**	8.8	(2.3)	8.7	1.1
Operating fleet at period-end	**70**	69	1a/c	**70**	69	1a/c	65	4a/c

NM = Not Meaningful

(a) Represents combined information for all Horizon flights, including those operated under Capacity Purchase Agreements with Alaska and as Frontier JetExpress. See page 43 for additional line of business information.

ALASKA AIRLINES

Alaska reported income before income taxes of $216.0 million during 2007 compared to a loss before income taxes of $92.2 million in 2006. The $308.2 million difference between the periods is primarily the result of the fleet transition and restructuring charges recognized in 2006 totaling $214.3 million, combined with a reduction in fuel expense following mark-to-market fuel-hedging losses recorded in 2006 as compared to mark-to-market fuel-hedging gains in the current year. These mark-to-market adjustments are a result of changes in the value of our fuel hedge portfolio driven by changes in the price of crude oil.

The year's most important trend was the dramatic increase in raw and economic fuel costs and the commensurate increase in passenger revenue as we (and many of our competitors) attempted to pass along the increased fuel costs. See page 39 for a discussion of raw and economic fuel costs.

ALASKA REVENUES

Total operating revenues increased $377.4 million, or 14.0%, in 2007 as compared to 2006. The new Capacity Purchase Agreement with Horizon described above made up $265.0 million of the increase, with mainline revenues (defined as passenger revenues from those flights operating on Alaska Airlines jets plus freight, mail and other revenues) contributing $112.4 million of the increase. The components of Alaska's revenue are summarized in the following table:

	Years Ended December 31		
(in millions)	2007	2006	% Change
Passenger Revenue—mainline	**$2,547.2**	$2,453.1	3.8
Freight and mail	**94.2**	93.4	0.9
Other—net	**147.1**	129.6	13.5
Total Mainline Revenues	**$2,788.5**	$2,676.1	4.2
Passenger Revenue—purchased capacity	**281.4**	16.4	NM
Total Operating Revenues	**$3,069.9**	$2,692.5	14.0

NM = Not Meaningful

Operating Revenue—Mainline

Mainline passenger revenue increased 3.8% on a 4.0% increase in available seat miles offset by a modest decline in mainline passenger revenue per available seat mile (PRASM). The slight decline in PRASM was the result of a 0.3% increase in yields, offset by a 0.4-point decline in load factor compared to 2006.

Although the load factor for the full year was down from 2006, load factors outpaced 2006 in the second half of the year after lagging 2006 in the first half of the year. These load factor improvements contributed to the increase in unit passenger revenue (PRASM) seen in the third and fourth quarters. We believe the full-year load factor decline is due to capacity growth in connection with the replacement of older aircraft with larger B737-800 aircraft without a commensurate increase in the number of passengers. Our advance bookings currently suggest that load factors will be up 2 to 3 points in the first quarter of 2008 compared to the same period in 2007.

Load Factor by Quarter


80%
78%
76%
74%
72%
70%
Q1
Q2
Q3
Q4
2006 2007

PRASM by Quarter


12.00
11.00
10.00
9.00
8.00
Q1
Q2
Q3
Q4
2006 2007

Freight and mail revenue was flat compared to 2006. This is primarily due to a decline in freight and mail volumes resulting from lower capacity that stemmed from the delay in the conversion of four of our B737-400 passenger aircraft to combi aircraft, offset by an increase in cargo yields, including those coming through fuel surcharges. We currently anticipate an increase in freight and mail revenues in 2008 as we expect to deploy our full capacity for the entire year.

Other—net revenues increased $17.5 million, or 13.5%, primarily as a result of higher commission revenue associated with the sale of mileage credits to our bank partner. When we sell mileage credits, we defer the majority of the proceeds and recognize that revenue when award travel takes place. Commission revenue represents the difference between the proceeds from the sale of miles and the amount we defer.

Passenger Revenue—Purchased Capacity

Passenger revenue—purchased capacity increased by $265.0 million to $281.4 million because of the CPA with Horizon.

Although the markets subject to the CPA have changed slightly compared to those included under the prior revenue-sharing arrangement, we believe it is useful to evaluate year-over-year revenue information to gauge actual trends in those markets. This factors out the impact of the intercompany capacity purchase agreement and, as a result, gives readers information about the aggregate impact to Air Group revenues. In 2006, Horizon recorded $221.5 million in revenues for markets covered by the prior revenue- sharing arrangement. Yields in those markets declined 3.3% and load factor increased 1.5 points on a 29.7% increase in capacity.

During 2007, purchased capacity costs exceeded passenger revenue—purchased capacity by $21.4 million. However, the reported results of purchased capacity flying do not reflect the total contribution of these flights to our mainline operation as many of the flights feed traffic from smaller cities.

ALASKA EXPENSES

For the year, total operating expenses increased $66.4 million compared to 2006 as a result of new purchased capacity costs recorded under the CPA with Horizon, offset by a decline in mainline operating costs. The components of Alaska's operating expenses are summarized in the following table:

Operating Expenses (in millions)	Years Ended December 31		
	2007	2006	% Change
Mainline operating expenses	**$2,552.3**	$2,774.4	(8.0)
Purchased capacity costs	**302.8**	14.3	NM
Total Operating Expenses	**$2,855.1**	$2,788.7	2.4

NM = Not meaningful

Mainline Operating Expenses

Total mainline operating costs for 2007 declined by $222.1 million or 8.0% compared to 2006. The absence of the fleet transition costs and restructuring charges in 2007, and lower aircraft fuel expense resulting from mark-to-market gains associated with the value of our fuel hedge portfolio were the primary causes of the decline.

Along with our financial and statistical data on page 34, we are presenting here our line-item expenses on a per-ASM basis (in cents). We believe this information is useful to investors because it highlights areas in which costs have increased or decreased either more or less than capacity:

	Years Ended December 31			CASM Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Wages and benefits	**3.11**	3.19	3.24	(0.08)	(0.05)
Variable incentive pay	**0.06**	0.12	0.07	(0.06)	0.05
Aircraft fuel, including hedging gains and losses	**3.04**	3.25	2.13	(0.21)	1.12
Aircraft maintenance	**0.62**	0.67	0.83	(0.05)	(0.16)
Aircraft rent	**0.47**	0.48	0.52	(0.01)	(0.04)
Landing fees and other rentals	**0.70**	0.68	0.70	0.02	(0.02)
Contracted services	**0.51**	0.51	0.47	—	0.04
Selling expenses	**0.53**	0.61	0.59	(0.08)	0.02
Depreciation and amortization	**0.59**	0.59	0.56	—	0.03
Food and beverage service	**0.19**	0.21	0.22	(0.02)	(0.01)
Other	**0.72**	0.69	0.72	0.03	(0.03)
Fleet transition costs	—	0.81	—	(0.81)	0.81
Restructuring charges and adjustments	—	0.11	0.09	(0.11)	0.02
Total Mainline Operating Expenses per ASM	**10.54**	11.92	10.14	(1.37)	1.78

Additional line item information is provided below.

Wages and Benefits

Wages and benefits were relatively flat in 2007, primarily as a result of the following:

- a 3.8% increase in full-time equivalents. The number of full-time equivalent employees increased largely as a result of our initiative to improve our on-time performance and other operational goals;

- an increase in the number of flight attendants as we transition to B737-800s, which have four flight attendants, compared to three in the MD-80 aircraft that are being replaced; and
- normal step, scale and market-based wage increases.

These increases were offset by the following:

- 2006 included a $2.7 million contract-signing bonus paid to our flight attendants and a $1.9 million contract-signing bonus paid to our clerical, office and passenger service employees and our ramp service and stores agents; and
- a reduction of $15.6 million in expenses associated with our defined-benefit plans as more of our employees transition over to an enhanced defined-contribution plan, offset by a $1.2 million increase in defined-contribution plan expense.

We currently expect wages and benefits to increase slightly in 2008 but decline on a per-ASM basis. This expectation is exclusive of any potential change in pilot wages that may result from our current contract negotiations.

Variable Incentive Pay

Variable incentive pay for 2007 decreased $14.2 million or 51.3%, compared to 2006. The decrease results from lower annual expense under the various Air Group profit-based incentive plans as our profitability was lower than originally expected, offset by higher expenses associated with our Operational Performance Rewards plan. For purposes of our incentive pay plans, profit is generally defined as results excluding fleet transition costs, restructuring charges, and other amounts specified in the various incentive plan documents and with fuel stated on an economic basis. Air Group maintains several incentive plans that collectively cover all of our employees and create alignment for employees, customers and shareholders. These plans include both operational and financial performance metrics that, to a large extent, are based on certain annual financial targets.

Aircraft Fuel

Aircraft fuel expense includes both raw fuel expense (as defined below) plus the effect of mark-to-market adjustments to our fuel hedge portfolio that we include in our income statement as the value of the portfolio increases and decreases. By definition, our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses when the underlying instrument increases or decreases in value as crude oil prices increase or decrease. Raw fuel expense is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Raw fuel expense approximates cash paid to suppliers.

Aircraft fuel expense decreased $19.5 million, or 2.6%, compared to 2006. The elements of the change are illustrated in the following table:

	Years Ended December 31		
(in millions, except per gallon amounts)	2007	2006	% Change
Fuel gallons consumed	**354.3**	354.3	0.0
Raw price per gallon	**$ 2.33**	$ 2.16	7.9
Total raw fuel expense	**$825.7**	$765.6	7.9
Impact on fuel expense from changes in value of the fuel hedge portfolio (gain)	**(88.2)**	(8.6)	NM
Aircraft fuel expense	**$737.5**	$757.0	(2.6)

NM = Not meaningful

Fuel gallons consumed were flat on a 4.0% increase in capacity because of the improved fuel efficiency of our fleet as we transition out of the less-efficient MD-80 aircraft to newer, more-efficient B737-800 aircraft.

The raw fuel price per gallon increased by 7.9% as a result of higher West Coast jet fuel prices driven by higher crude oil costs.

During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007. In 2006, we recorded a mark-to-market loss, as oil prices on

December 31, 2006 were lower than they were a year earlier. Our hedge portfolio consists primarily of call options that are based on the prices of crude oil.

We also evaluate *economic fuel expense*, which we define as *raw fuel expense* less the cash we receive from hedge counterparties for hedges that settle during the period, offset by the premium expense that we recognize. A key difference between *aircraft fuel expense* and *economic fuel expense* is the timing of gain or loss recognition. When we refer to *economic fuel expense*, we include gains only when they are realized through a cash receipt from our hedge contract counterparties. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operation. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2007	2006	% Change
Raw fuel expense	**$825.7**	$765.6	7.9
Less: cash received from settled hedges	**(44.9)**	(87.0)	NM
Economic fuel expense	**$780.8**	$678.6	15.1
Fuel gallons consumed	**354.3**	354.3	0.0
Economic fuel cost per gallon	**$ 2.20**	$ 1.92	14.6

NM = Not meaningful

In 2005 and 2006, we realized significant benefits from in-the-money fuel hedge contracts. However, our fuel hedge protection declined substantially in 2007 as the strike price of our hedges was closer to current oil prices compared to those in place during the previous two years. The total cash benefit from hedges that settled during the period declined to $44.9 million in 2007 down from $87.0 million in 2006 and $108.8 million in 2005.

We currently expect economic fuel expense to be higher in 2008 than in 2007 because of high crude oil prices. For example, if oil were to average $87 per barrel in 2008, we would expect our raw fuel expense to be approximately $2.67 per gallon and the cash benefit of settled hedges to be approximately $55 million, resulting in an economic fuel price per gallon of approximately $2.52.

Aircraft Maintenance

Aircraft maintenance declined by $7.0 million, or 4.5%, compared to the prior year largely as a result of the benefits of our fleet transition as we replace our aging MD-80s and B737-200C aircraft with newer B737-800 and converted B737-400 aircraft, respectively. We currently expect maintenance expense to increase slightly in 2008 because of the timing of certain required maintenance events, offset by additional benefits to be realized from the fleet transition.

Aircraft Rent

Aircraft rent increased by $1.9 million, or 1.7%, because of the sale and short-term leaseback of substantially all of our owned MD-80 aircraft during the second quarter of 2007 and the addition of two new leased B737-800 aircraft in the fourth quarter of 2006, partially offset by the buyout of five leased MD-80 aircraft in the third quarter of 2006. We expect a year-over-year increase in aircraft rent in 2008 as we lease an additional B737-800, offset by the retirement of the MD-80s.

Landing Fees and Other Rentals

Landing fees and other rentals increased by $11.9 million, or 7.5%, compared to 2006 as a result of higher costs at Seattle-Tacoma International and other airports. We expect year-over-year increases in 2008 as a result of fees in our new Hawaii stations and for the continuing transition to 737-800 aircraft that are larger than the outgoing MD-80 aircraft.

Selling Expenses

Selling expenses declined by $12.2 million, or 8.6%, compared to 2006 as a result of lower ticket distribution costs and credit card fees that resulted from new contracts that were put into place in the fourth quarter of 2006. The 2006 amount also included $3.7 million paid to Horizon under the revenue-sharing arrangement in certain designated markets that existed in 2006, compared to zero in the current year because of the new CPA. These declines were partially offset by higher advertising costs. We currently expect that selling expenses will decline slightly in 2008 as we continue to focus our efforts on shifting sales to our web sites, which reduces the commission we pay to outside providers.

Depreciation and Amortization

Depreciation and amortization increased $4.5 million, or 3.3%, compared to 2006. This is primarily the result of 10 new B737-800 aircraft delivered in 2006 and 14 in 2007, partially offset by the sale and leaseback of 20 MD-80s in 2007. We expect depreciation and amortization to increase by about 14% in 2008 as we acquire more new B737-800 aircraft.

Other Operating Expenses

Other operating expenses increased because of higher passenger remuneration costs, crew costs, professional fees, software license and maintenance costs, higher property taxes, and other costs, offset by lower liability insurance expense because of better rates negotiated in December 2006.

Mainline Operating Costs per Available Seat Mile (CASM)

Operating costs per ASM (CASM) is an important metric in the industry, and we use it to gauge the effectiveness of our cost-reduction efforts. Our effort to reduce unit costs focuses not only on controlling the actual dollars we spend, but also on increasing our capacity without adding a commensurate amount of cost.

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31,		
	2007	2006	%Change
Total mainline operating expenses per ASM (CASM)	**10.54¢**	11.92¢	(11.6)
CASM includes the following components:			
Fuel costs per ASM	**3.04¢**	3.25¢	(6.4)
Fleet transition costs per ASM	—	0.81¢	NM
Restructuring charges per ASM	—	0.11¢	NM

NM = Not meaningful

We have separately listed in the above table our fuels costs per ASM, fleet transition costs per ASM and restructuring charges per ASM. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude these items to measure our cost-reduction progress. We do so, and believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- Mainline cost per ASM excluding fuel is one of the most important measures used by managements of both Alaska and Horizon and the Air Group Board of Directors in assessing quarterly and annual cost performance. For Alaska Airlines, these decision-makers evaluate operating results of the "mainline" operation, which includes the operation of the B737 and MD-80 aircraft fleets branded in Alaska Airlines livery. The revenues and expenses associated with purchased capacity are evaluated separately.
- Mainline cost per ASM excluding fuel (and other items as specified in our governing documents) is an important metric for the employee incentive plan that covers company management and executives.
- By eliminating fuel expense from our unit cost metrics, we believe that we have better visibility into the results of our

non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable by management.

- Mainline cost per ASM excluding fuel is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from holders of our common stock.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of items such as the fleet transition costs and restructuring charges is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure the Company's performance without these items for better comparability between periods and among other airlines.
- Although we disclose our "mainline" passenger unit revenues for Alaska, we do not (nor are we able to) evaluate mainline unit revenues excluding the impact that rising fuel costs have had on ticket prices. Fuel represents nearly 30% of our total mainline operating expenses, and fluctuations in our fuel prices often drive changes in unit revenues in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

Our mainline unit costs excluding fuel and other special items for the first quarter and full year 2008 are expected to remain flat from similar measures in 2007. Our primary goal in 2008 is to improve our operational reliability, including our on-time performance, completion of scheduled flights, and baggage delivery metrics, with a special focus on our Seattle operations.

Purchased Capacity Costs

Purchased capacity costs increased $288.5 million, from $14.3 million in 2006 to $302.8 million in 2007. Of the total, $283.4 million was paid to Horizon under the new CPA for 1.4 billion ASMs. The balance includes amounts paid to a third party for the Dutch Harbor flying (which approximates the amount paid in 2006) and certain administrative and information technology costs borne by Alaska that are allocated to purchased capacity flying costs.

In the aggregate, costs of purchased capacity exceeded revenues in these markets by $21.4 million. The markets covered by the CPA with Horizon are both "flow" markets that provide connecting traffic to Alaska and "local" markets where Horizon's regional jets are used to maximize returns (or minimize losses) to Air Group and allow Alaska to deploy its larger jets to other routes. Generally speaking, revenues in the flow markets exceed costs. However, revenue in most of the local markets falls short of costs. With high fuel prices and relatively high non-fuel costs, some of these routes operated by Horizon are unprofitable with CRJ-700s and are too small to support 737 service. We are evaluating alternatives to improve the results of these routes. Alternatives include reducing the size of the CRJ-700 fleet, moving some of the flying to the Q400, and having a portion of the capacity in these markets performed by a third party with larger, more efficient aircraft.

HORIZON AIR

Horizon reported a loss before income taxes of $10.6 million during 2007 compared to income before income taxes of $11.7 million in 2006. The $22.3 million decrease is primarily due to higher operating costs, including higher fuel costs and fleet transition costs of $14.1 million, partially offset by higher operating revenues.

There were several significant events in 2007 that impacted Horizon's financial results, including charges associated with the transition of the Q200 fleet, a significant increase in maintenance costs related to scheduled engine overhauls, and the integration of the nine regional jets from Frontier JetExpress into the Horizon network. The extra capacity from the Frontier JetExpress operations proved harder to integrate than was originally planned because of a softer revenue environment and unexpected competition in some of our markets. Despite the dramatic increase in capacity, load factor declined only 0.7 points. However, the stable load factor came at the expense of yield on flying done under Horizon's own brand, which declined 5.9%. In addition to assimilating the capacity from the Frontier JetExpress flying, Horizon also absorbed the operating costs for the returning jets, including fuel costs, which were previously the responsibility of Frontier.

HORIZON REVENUES

In 2007, operating revenues increased $74.4 million, or 11.6%, compared to 2006. Horizon's passenger revenues are summarized in the table below:

Revenues (in millions) and % of ASMs	Years Ended December 31			
	2007		2006	
	Revenues	%ASMs	Revenues	%ASMs
Passenger revenue from Horizon "brand" flying	**$391.3**	**52**	$359.1	48
Revenue from CPA with Alaska	**283.4**	**35**	n/a	n/a
Passenger revenue—Alaska revenue share markets	**n/a**	**n/a**	221.5	29
Revenue from CPA with Frontier JetExpress	**34.5**	**13**	52.5	23
Total Passenger Revenue and % of ASMs	**$709.2**	**100%**	$633.1	100%

Horizon's system-wide operating revenues per ASM increased by 1.9% from 2006. The increase was largely due to the shift in capacity out of Frontier JetExpress flying (which produced relatively low RASM because of the terms of the contract and the longer-haul nature of the flying) to higher RASM brand and Alaska CPA flying. As mentioned earlier, the Frontier JetExpress operation ceased in November 2007.

Line-of-business information is presented in the table below. In both CPA arrangements, Horizon is insulated from market revenue factors and is guaranteed contractual revenue amounts based on operational capacity. As a result, yield and load factor information for the CPA arrangements are not presented.

	Year Ended December 31, 2007									
	Capacity and Mix				Load Factor		Yield		RASM	
	Actual (000,000)	% Change Yr-over-Yr	Current % Total	Point Change Yr-over-Yr	Actual	Point Change Yr-over-Yr	Actual	% Change Yr-over-Yr	Actual	% Change Yr-over-Yr
Brand Flying	**2,086**	19.6	**52%**	4pts	**71.8%**	(2.4)pts	**26.14¢**	(5.9)	**19.20¢**	(8.8)
Alaska CPA	**1,383**	29.7	**35%**	6pts	**NM**	NM	**NM**	NM	**20.49¢**	(2.7)
Frontier CPA	**509**	(38.1)	**13%**	(10)pts	**NM**	NM	**NM**	NM	**6.77¢**	6.0
System Total	**3,978**	9.5	**100%**	—	**73.4%**	(0.7)pts	**24.30¢**	3.3	**18.06¢**	1.9

NM = Not meaningful

Horizon brand flying includes routes in the Horizon system not covered by the Alaska CPA. Horizon has the inventory and revenue risk in these markets. Passenger revenue from Horizon brand flying increased $32.2 million, or 9.0%, on a 19.6% increase in brand capacity offset by an 8.8% decline in unit revenues. The decline in unit revenues was due to a 2.4-point reduction in load factor, along with a 5.9% decline in yields, resulting from increased competition in many of these brand markets and from intentional pricing actions taken in certain markets to fill the additional capacity.

Revenue from the CPA with Alaska totaled $283.4 million during 2007. Under the CPA, the fee paid by Alaska is based on Horizon's actual operating costs plus a specified margin. Under the prior revenue-sharing arrangement, Alaska made a payment to Horizon equal to Horizon's loss in those markets, if any, and a quarterly bonus that was based on Alaska's overall operating margin. Alternatively, Horizon made a payment to Alaska if those markets were profitable.

Revenue from the Frontier JetExpress flying declined 34.3% from $52.5 million in 2006 to $34.5 million in 2007 on a 38.1% decline in ASMs. The ASM decline is consistent with the wind-down of the JetExpress arrangement that occurred throughout 2007.

HORIZON EXPENSES

Total operating expenses increased $87.1 million, or 13.8%, as compared to 2006. Along with our financial and statistical data on page 35, we are presenting here our line item expenses on a per-ASM basis (in cents):

	Years Ended December 31,			CASM Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Wages and benefits	**5.06**	5.21	5.11	(0.15)	0.10
Variable incentive pay	**0.18**	0.25	0.14	(0.07)	0.11
Aircraft fuel, including hedging gains and losses	**3.49**	3.21	2.14	0.28	1.07
Aircraft maintenance	**2.31**	2.03	1.27	0.28	0.76
Aircraft rent	**1.65**	1.91	2.07	(0.26)	(0.16)
Landing fees and other rentals	**1.43**	1.29	1.40	0.14	(0.11)
Contracted services	**0.68**	0.74	0.70	(0.06)	0.04
Selling expenses	**0.79**	0.87	0.86	(0.08)	0.01
Depreciation and amortization	**0.85**	0.51	0.49	0.34	0.02
Food and beverage service	**0.07**	0.08	0.07	(0.01)	0.01
Other	**1.21**	1.30	1.24	(0.09)	0.06
Fleet transition costs	**0.35**	—	—	0.35	—
Total Operating Expenses per ASM	**18.07**	17.40	15.49	0.67	1.91

Significant period-over-period changes in the components of operating expenses are as follows:

Wages and Benefits

Wages and benefits increased $11.9 million, or 6.3%, as a result of a slight increase in full-time equivalent employees, higher wages due to market and step increases, and an increase in our group medical costs. We expect that wages and benefits will be flat in 2008 compared to 2007.

Aircraft Fuel

Aircraft fuel expense increased $22.3 million, or 19.1%, compared to 2006. The elements of the change are illustrated in the following table:

(In millions, except per-gallon amounts)	Years Ended December 31 2007	2006	% Change
Fuel gallons consumed	**64.8**	54.3	19.3
Raw price per gallon	**$ 2.41**	$ 2.19	10.0
Total raw fuel expense	**$156.2**	$119.1	31.2
Impact on fuel expense from changes in value of the fuel hedge portfolio (gain)	**(17.4)**	(2.6)	NM
Aircraft fuel expense	**$138.8**	$116.5	19.1

NM = Not meaningful

The 19.3% increase in consumption was driven by the return of all nine CRJ-700s from Frontier JetExpress and the introduction of several new Q400s into the fleet, replacing smaller Q200s. Under the Frontier JetExpress arrangement, fuel was purchased by Frontier. We expect to see a year-over-year increase in the number of gallons consumed in 2008 as we see the full effect of the fleet changes. Offsetting these increases in fuel consumption is the improved fuel efficiency of our fleet resulting from new Q400 aircraft deliveries. These more fuel-efficient aircraft have helped to improve the overall fuel-burn rate per ASM by approximately 3% from 2006.

The raw fuel price per gallon increased by 10% as a result of higher West Coast jet fuel prices driven by higher crude oil costs.

During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007. In 2006, we recorded a mark-to-market loss, as oil prices on December 31, 2006 were lower than they were a year earlier. Our hedge portfolio consists primarily of call options that are based on the price of crude oil.

We realized gains of $8.5 million from settled hedge contracts in 2007, compared to $14.1 million in 2006. Our *economic fuel expense* is calculated as follows:

(In millions, except per-gallon amounts)	Years Ended December 31 2007	2006	% Change
Raw fuel expense	**$156.2**	$119.1	31.2
Less: cash received from settled hedges	**(8.5)**	(14.1)	NM
Economic fuel expense	**$147.7**	$105.0	40.7
Fuel gallons consumed	**64.8**	54.3	19.3
Economic fuel cost per gallon	**$ 2.28**	$ 1.93	18.1

NM = Not meaningful

Like Alaska, our fuel hedge protection declined substantially in 2007 as the strike price of our hedges was closer to current oil prices compared to those in place during the previous two years. The total cash benefit from hedges that settled during the period declined to $8.5 million in 2007 from $14.1 million in 2006 and $16.2 million in 2005.

We currently expect *economic fuel expense* to be higher in 2008 than in 2007 because of high crude oil prices. For example, if oil were to average $87 per barrel in 2008, we would expect our *raw fuel expense* to be approximately $2.72 per gallon and the cash benefit of settled hedges to be approximately $10 million, resulting in an economic fuel price per gallon of approximately $2.59.

Aircraft Maintenance

Aircraft maintenance expense increased $18.1 million, or 24.5%, primarily as a result of a higher number of engine events, including scheduled events on our CRJ-700 engines. We expect maintenance expense in 2008 to be approximately $15 million lower than in 2007, primarily because of fewer CRJ-700 engine events. However, actual results could differ materially if the maintenance schedule is modified or we are forced to perform unforeseen maintenance activities.

Aircraft Rent

Aircraft rent declined by $3.7 million, or 5.3%, primarily as a result of the reduction in the number of leased Q200 aircraft in our operating fleet. These leased aircraft were replaced with new, owned Q400s during the year.

Depreciation and Amortization

Depreciation and amortization increased $15.4 million, or 83.2%, as a result of the 13 new Q400s that were delivered in 2007. We own all of these new aircraft. Additionally, we recorded higher depreciation expense on Q200 rotable and repairable parts since we now intend to phase out those aircraft by the end of 2009. We anticipate that depreciation and amortization expense will continue to increase in 2008 as we take more Q400 deliveries throughout the year.

Fleet Transition Costs

Fleet transition costs associated with the sublease of Q200 aircraft were $14.1 million in 2007 as a result of the 11 Q200 aircraft that were delivered to a third party. We expect total fleet transition costs to be approximately $8 million during 2008 as five additional Q200s leave the fleet and we record losses arising from the subleases.

Operating Costs per Available Seat Mile (CASM)

As discussed above, operating costs per ASM (CASM) is an important metric in the industry and we use it to gauge the effectiveness of our cost-reduction efforts. Like Alaska's, Horizon's efforts to reduce unit costs over the long term focus not only on controlling the actual dollars we spend, but also on increasing available seat miles without adding a commensurate amount of cost. We intend to increase capacity in the future primarily through larger-gauge aircraft as we replace our Q200 aircraft with larger Q400 aircraft. However, we expect a reduction of capacity in 2008 as noted previously, which puts upward pressure on our unit costs.

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2007	2006	% Change
Total operating expenses per ASM (CASM)	**18.07¢**	17.40¢	3.9
CASM includes the following components:			
Fuel costs per ASM	**3.49¢**	3.21¢	8.8
Fleet transition costs per ASM	**0.35¢**	—	NM

NM = Not meaningful

We currently forecast our costs per ASM excluding fuel and the fleet transition costs for the first quarter and full year of 2008 to be up about 1% and flat, respectively, compared to 2007.

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $10.4 million in 2007 compared to $0.5 million in 2006. Interest income declined by $0.4 million compared to 2006, primarily as a result of a lower average cash and marketable securities balance, partially offset by higher average portfolio returns. Interest expense increased $10.0 million because of new debt arrangements in 2006 and 2007 and increases in the average interest rate on our variable-rate debt. This increase was offset by the conversion to equity of our $150 million senior convertible notes in April 2006, which eliminated further interest expense on those notes. Other-net increased $2.6 million, and includes a $3.75 million expense associated with our investment in Row 44 given their early stage nature. Capitalized interest increased $3.1 million from 2006, resulting from an increase in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on income (loss) before income taxes for 2007 was 38.0% compared to an effective income tax rate of 40.1% in 2006. The effective rate for 2007 was positively impacted by $2.1 million in credits resulting from a favorable outcome of the state income tax matters referred to in Note 13. Excluding this benefit, our effective tax rate would have been 39.0%, which is different from our marginal 2007 tax rate of 37.4%. The difference is primarily due to the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards. The 2006 year includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006. Excluding this benefit, our effective tax benefit rate for 2006 would have been 33.8%.

2006 COMPARED WITH 2005

Our consolidated net loss for 2006 was $52.6 million, or $1.39 per share, compared to a net loss of $5.9 million, or $0.01 per diluted share, in 2005.

Both the 2006 and 2005 results include certain significant items that affect the comparability of the years:

- Our 2006 consolidated net loss includes charges of $189.5 million ($118.5 million after tax) associated with our fleet transition plan (See Note 2 to the consolidated financial statements);
- We recorded restructuring charges of $24.8 million ($15.5 million after tax) in 2006 associated with the severance packages offered to eligible employees affected by new contracts this year compared to $20.4 million ($12.7 million after tax) in 2005 related to severance costs resulting from the subcontracting of the ramp services operation in Seattle and costs associated with the termination of the lease at our Oakland heavy maintenance base;
- Adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market fuel hedge accounting totaling $89.9 million ($56.3 million after tax) of losses and $61.7 million ($38.6 million after tax) of gains in 2006 and 2005, respectively;
- Our 2005 consolidated net loss includes a $144.7 million pretax ($90.4 million after tax) charge resulting from the change in the method of accounting for major airframe and engine overhauls as discussed in Note 17 to the consolidated financial statements; and
- Our 2005 results also include a $5.7 million ($3.6 million after tax) refund, including $1.0 million of related interest income, for navigation fees paid in Mexico.

We believe disclosure of the impact of these individual charges is useful information to investors and other readers because of the reasons provided above in the "2007 Compared With 2006" section.

Alaska reported a 2006 loss before income taxes of $92.2 million, while Horizon reported income before income taxes of $11.7 million. Financial and statistical data for Alaska and Horizon are shown on pages 34 and 35, respectively.

ALASKA AIRLINES

Alaska reported a loss before income taxes of $92.2 million during 2006 compared to income before income taxes and accounting change of $124.2 million in 2005. The $216.4 million difference between the years is primarily the result of the fleet transition and restructuring charges recognized in 2006 totaling $218.4 million, combined with a significant increase in fuel expenses, offset by an 11.4% increase in operating revenues and a reduction in maintenance costs and aircraft rent.

As purchased capacity activity was not significant in 2006 and 2005, the ensuing discussion will be focused on mainline operations only.

ALASKA MAINLINE REVENUES

Mainline operating revenues increased $276.9 million, or 11.5%, during 2006 primarily as a result of a 6.8% increase in operating revenue per available seat mile (RASM) and a 4.4% increase in capacity. The increase in mainline RASM was driven almost entirely by a 6.7% increase in ticket yields resulting largely from higher ticket prices. The increase in capacity is primarily the result of having a larger aircraft fleet and a longer average stage length in 2006.

Load factor increased slightly by 0.7 percentage points to 76.6% during 2006.

Freight and mail revenues increased $3.1 million, or 3.4%, compared to 2005 primarily resulting from higher mail and freight yields and fuel surcharges that we added to our freight services beginning in the third quarter of 2005, offset by lower freight volumes. Revenues from our cargo operations were lower than expected for 2006 due to the delay in the delivery of our modified 737-400 cargo aircraft. Three of the four were originally scheduled for delivery in 2006, but none was actually delivered until 2007. These delays kept the cargo operations from increasing capacity and thereby the volume of cargo shipped.

Other-net revenues increased only slightly by $3.7 million, or 2.9%. Mileage Plan revenues were slightly lower than in 2006, primarily as a result of lower commissions recognized for sold miles. As yields increased in 2006, the rate at which we defer the revenue related to sold miles increased, resulting in a smaller percentage of cash receipts recorded as commission revenue during the period. The decline in commission revenue associated with sold miles was partially offset by higher net revenues from award redemption on our partner airlines.

ALASKA AIRLINES MAINLINE EXPENSES

Total mainline operating expenses increased $513.1 million, or 22.7%, as compared to 2005. This increase is largely due to fleet transition costs in 2006, a significant increase in aircraft fuel (including hedging gains and losses as we adjust the value of our hedges that will benefit future periods), and increases in wages and benefits, variable incentive pay, contracted services, selling expenses, depreciation and amortization, and restructuring charges, offset by a decline in aircraft maintenance and aircraft rent. Additional line item information is provided below.

Wages and Benefits

Wages and benefits increased by $21.2 million, or 2.9%, during 2006 compared to 2005 primarily as a result of the following:

- a $2.7 million signing bonus and an increase in wages resulting from the new four-year contract with our flight attendants that was ratified during the second quarter of 2006;
- a $1.9 million signing bonus and an increase in wages resulting from the new four-year contract with our clerical, office and passenger service employees and our ramp service and stores agents that was ratified during the third quarter of 2006;
- market-based pay adjustments for our non-union personnel in the spring of 2006 and an increase in stock-based compensation expense following the adoption of SFAS 123R;
- an increase in mechanics wages resulting from the contract ratified in the fourth quarter of 2005; and
- increased postretirement medical and pension costs.

The increase from the prior year was partially offset by the following:

- the reduction in pilot wages resulting from the pilot contract that took effect in May 2005; and
- the subcontracting of our ramp services operation in Seattle in the second quarter of 2005.

Variable Incentive Pay

Variable incentive pay increased $12.4 million, or 81.0%, over 2005, primarily as a result of a significant improvement in Air Group's 2006 profit, as defined in the incentive agreements.

Aircraft Fuel

Aircraft fuel increased $281.0 million, or 59.0%, in 2006 compared to 2005. The elements of the change are illustrated in the following table:

(in millions, except per gallon amounts)	Year Ended December 31		
	2006	2005	% Change
Fuel gallons consumed	**354.3**	346.4	2.3
Raw price per gallon	**$ 2.16**	$ 1.84	17.4
Total raw fuel expense	**$765.6**	$ 637.9	20.0
Impact on fuel expense from value changes in the fuel hedge portfolio (gain)	**(8.6)**	(161.9)	NM
Aircraft fuel expense	**$757.0**	$ 476.0	59.0

NM = Not meaningful

Fuel gallons consumed increased by 2.3% primarily as a result of the increased capacity and the addition of new aircraft. Raw fuel cost per gallon increased by 17.4% as a result of higher West Coast jet fuel prices driven by the sharp increase in average world oil prices.

During 2006, we recorded a $78.4 million mark-to-market loss, reflecting a decline in the value of our fuel hedge portfolio between December 31, 2005 and December 31, 2006. In 2005, we recorded a $53.1 million mark-to-market gain, reflecting an increase in the value of the portfolio from the previous year. These mark-to-market adjustments are largely driven by the closing price of crude oil on the last date of the reporting period and can fluctuate significantly from period to period.

The total cash benefit from hedges that settled during the period declined from $108.8 million in 2005 to $87.0 million in 2006. Our *economic fuel expense* is calculated as follows:

(in millions, except per gallon amounts)	Year Ended December 31		
	2006	2005	% Change
Raw fuel expense	**$765.6**	$ 637.9	20.0
Less: cash received from settled hedges	**(87.0)**	(108.8)	NM
Economic fuel expense	**$678.6**	$ 529.1	28.3
Fuel gallons consumed	**354.3**	346.4	2.3
Economic fuel cost per gallon	**$ 1.92**	$ 1.53	25.5

NM = Not meaningful

Aircraft Maintenance

Aircraft maintenance decreased by $28.4 million, or 15.3%, mostly as a result of fewer high-dollar engine maintenance events, a decline in the number and change in the mix of airframe events, lower per-event costs due to renegotiated contracts with our outside vendors, and savings from process improvement initiatives.

Aircraft Rent

Aircraft rent decreased by $5.9 million, or 5.1%, primarily as a result of the buyout of five MD-80 aircraft from leases during the third quarter of 2006, offset by two new B737-800 operating leases entered into in the fourth quarter of 2006.

Landing Fees and Other Rentals

Landing fees and other rentals increased slightly by $2.0 million, or 1.3%, as a result of slightly higher airport and security costs, specifically at Los Angeles International Airport (LAX) where a retroactive increase to the beginning of 2006 was imposed on certain carriers late in the year.

The increase for Alaska was approximately $1.5 million. A large portion of this rate increase and retroactive charge was reversed and returned in 2007.

Contracted Services

Contracted services increased $12.6 million, or 12.0%, primarily resulting from the subcontracting of the Company's Seattle ramp operations in May 2005. Additionally, a $4.7 million navigation fee refund was received in 2005, which reduced our 2005 expenses.

Selling Expenses

Selling expenses increased $8.9 million, or 6.7%, primarily as a result of an increase in revenue-related expenses such as credit card and codeshare commissions in connection with the rise in revenues over the prior period and an increase in incentive payments to Horizon for certain flying under the former revenue-sharing arrangement.

Depreciation and Amortization

Depreciation and amortization increased $12.4 million, or 9.9%, compared to 2005. This increase is primarily due to the delivery of two new owned B737-800 aircraft in 2005 and ten new, owned B737-800 aircraft in 2006, the purchase of five MD-80 aircraft from lessors during the third quarter of 2006, and the acceleration of depreciation on our owned MD-80 fleet to reduce the carrying value to estimated realizable value as they come out of the fleet, offset by the lower depreciable base on the MD-80 fleet following the impairment charge taken in the first quarter of 2006.

Operating Costs per Available Seat Mile (CASM)

As discussed above, operating costs per ASM (CASM) is an important metric in the industry and we use it to gauge the effectiveness of our cost-reduction efforts. Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2006	**2005**	**% Change**
Total mainline operating expenses per ASM (CASM)	**11.92¢**	10.14¢	17.6
CASM includes the following components:			
Fuel costs per ASM	**3.25¢**	2.13¢	52.6
Fleet transition costs per ASM	**0.81¢**	—	NM
Restructuring charges per ASM	**0.11¢**	0.09¢	NM
Navigation fee refund per ASM	—	(0.02)¢	

NM = Not meaningful

HORIZON AIR

Horizon reported pretax income of $11.7 million during 2006 compared to income before income taxes and accounting change of $26.4 million in 2005. The $14.7 million decrease is primarily due to a 19.9% increase in operating costs, driven primarily by increased fuel and maintenance costs, offset by a 15.7% increase in operating revenues.

HORIZON AIR REVENUES

Operating revenues increased $87.6 million, or 15.7%, in 2006 compared to 2005. This increase reflects an 8.4% increase in per unit revenues (RASM) and a 6.8% increase in capacity.

Horizon's passenger revenues are summarized in the table below:

Revenues (in millions) and % of ASMs	Year Ended December 31			
	2006		**2005**	
	Revenues	**% ASMs**	**Revenues**	**% ASMs**
Passenger revenue from Horizon "brand" flying	**$359.1**	**48**	$270.2	44
Passenger revenue—Alaska revenue share markets	**221.5**	**29**	223.4	33
Revenue from CPA with Frontier JetExpress	**52.5**	**23**	50.4	23
Total Passenger Revenue and % of ASMs	**$633.1**	**100**	$544.0	100

The capacity increase is primarily due to the addition of one CRJ-700 in January 2006, two Q400s that began operating in June and August 2006, increased capacity from adding four more seats to our Q400s in the third quarter of 2005, and increased flying for Frontier. Revenue and capacity from the Frontier contract flying represented approximately 8% of passenger revenues and 23% of capacity in 2006, similar to 2005.

The RASM increase from the prior-year period resulted from a 9.1% RASM increase in our native network flying (including "brand" flying and Alaska revenue share markets), offset by a 1.4% decline in RASM from the Frontier contract flying. The Frontier decline is a function of a 5.7% increase in capacity coupled with a fee arrangement based on certain measures that did not correspond to capacity. As such, the per-unit revenues were diluted as more capacity was added. Passenger load factor increased 1.3 percentage points to 74.1% as a result of an increase in demand. Passenger yield increased 7.0% to 23.53 cents, largely benefiting from industry-wide fare increases.

HORIZON EXPENSES

Operating expenses for 2006 increased $104.9 million, or 19.9%, compared to 2005, primarily due to increases in aircraft fuel, wages and benefits, and aircraft maintenance.

Explanations of significant year-over-year changes in the components of operating expenses in dollar terms are as follows:

Wages and Benefits

Wages and benefits increased $15.6 million, or 9.0%, over 2005, reflecting a 4.5% increase in the average number of full-time equivalent employees and an increase in wages per employee resulting from market and contract step increases.

Variable Incentive Pay

Variable incentive pay increased $4.4 million, or 93.6%, over 2005, as a result of the same reasons noted above in the Alaska discussion.

Aircraft Fuel

Aircraft fuel increased $43.6 million, or 59.8%, in 2006 compared to 2005. The elements of the change are illustrated in the following table:

(In millions, except per-gallon amounts)	Year Ended December 31 2006	2005	% Change
Fuel gallons consumed	54.3	51.3	5.8
Raw price per gallon	$ 2.19	$ 1.90	15.3
Total raw fuel expense	$119.1	$ 97.7	21.9
Impact on fuel expense from value changes in the fuel hedge portfolio (gain)	(2.6)	(24.8)	NM
Aircraft fuel expense	$116.5	$ 72.9	59.8

NM = Not meaningful

Fuel gallons consumed increased by 5.8% primarily as a result of an increase in capacity and block hours. Raw fuel cost per gallon increased by 15.3% as a result of higher West Coast jet fuel prices driven by the sharp increase in average world oil prices.

During 2006, we recorded an $11.5 million mark-to-market loss reflecting a decline in the value of our fuel hedge portfolio between December 31, 2005 and December 31, 2006. In 2005, we recorded an $8.6 million mark-to-market gain reflecting an increase in the value of the portfolio from the previous year. These mark-to-market adjustments are largely driven by the closing price of crude oil on the last date of the reporting period and can fluctuate significantly from period to period.

The total cash benefit from hedges that settled during the period declined from $16.2 million in 2005 to $14.1 million in 2006. Our *economic fuel expense* is calculated as follows:

(In millions, except per-gallon amounts)	Year Ended December 31 2006	2005	% Change
Raw fuel expense	$119.1	$ 97.7	21.9
Less: cash received from settled hedges	(14.1)	(16.2)	NM
Economic fuel expense	$105.0	$ 81.5	28.8
Fuel gallons consumed	54.3	51.3	5.8
Economic fuel cost per gallon	$ 1.93	$ 1.58	22.2

NM = Not meaningful

Aircraft Maintenance

Aircraft maintenance expense increased $30.6 million, or 70.7%, primarily as a result of more scheduled heavy checks and engine overhauls for the Q200 and Q400 fleets with fewer aircraft covered under warranty.

Aircraft Rent

Aircraft rent declined slightly by $0.9 million, or 1.3%, in 2006 primarily resulting from the annualization of lower rates on extended leases and fewer leased engines.

Other Operating Expenses

Other operating expenses increased by $4.7 million, or 11.1%, largely as a result of higher crew expenses and passenger remuneration costs.

Operating Costs per Available Seat Mile (CASM)

As discussed above, operating costs per ASM (CASM) is an important metric in the industry and we use it to gauge the effectiveness of our cost-reduction efforts. Like Alaska, Horizon's efforts to reduce unit costs focus not only on controlling the actual dollars we spend, but also on increasing available seat miles without adding a commensurate amount of cost.

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2006	2005	% Change
Total operating expenses per ASM (CASM)	**17.40¢**	15.50¢	12.2
CASM includes the following components:			
Fuel costs per ASM	**3.21¢**	2.14¢	50.0

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $0.5 million in 2006 compared to $29.3 million in 2005. Interest income increased $23.4 million compared to 2005, primarily as a result of higher average portfolio returns and a higher average cash and marketable securities balance. Interest expense increased $15.0 million primarily resulting from interest rate increases on our variable-rate debt, new debt arrangements in 2006, and the changes to some of our variable-rate debt arrangements to slightly higher fixed rates. This increase was offset by the conversion of our $150 million senior convertible notes to equity in April 2006, which eliminated further interest expense on those notes. Capitalized interest increased $15.8 million from $8.9 million in 2005 to $24.7 million during 2006. This is due to the significant increase in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on pretax income before the cumulative effect of the accounting change for 2006 was 40.1% compared to an effective income tax rate of 38.4% in 2005. The 2006 year also includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006. Excluding this benefit, our effective tax benefit rate for 2006 would have been 33.8%, which is different from our marginal 2006 tax rate of 37.4%. The difference is primarily due to the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards. We applied our 2005 marginal rate of 37.5% to the cumulative effect of the accounting change.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, we changed our method of accounting for major airframe and engine overhauls from the *capitalize and amortize* method to the *direct expense* method. Under the former method, these costs were capitalized and amortized to maintenance expense over the shorter of the life of the overhaul or the remaining lease term. Under the *direct expense* method, overhaul costs are expensed as incurred. We believe that the *direct expense* method is preferable because it eliminates the judgment and estimation needed to determine overhaul versus repair allocations in maintenance activities. Additionally, our approved maintenance program for the majority of our airframes now focuses more on shorter, but more frequent, maintenance visits. We also believe that the *direct expense* method is the predominant method used in the airline industry. Accordingly, effective January 1, 2005, we wrote off the net book value of our previously capitalized airframe and engine overhauls for all aircraft resulting in a charge of $144.7 million pretax ($90.4 million after tax). We do not believe disclosing the effect of adopting the direct expense method on net income for 2005 provides meaningful information because of changes in our maintenance program, including the execution of a "power-by-the-hour" engine maintenance agreement with a third party in late 2004.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies. Critical accounting estimates are defined as those that are reflective of significant judgment and uncertainties, and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on Alaska or Horizon and our many travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on Alaska, Horizon or any of our alliance partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel. For awards earned by passengers who fly on Alaska, Horizon or our travel partners, we recognize a liability and the corresponding selling expense for this future obligation. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue when the cash is received. The deferred revenue is recognized as passenger revenue when awards are issued and flown on Alaska or Horizon, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2007, we had approximately 114 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $648.5 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As fare levels change, our deferral rate changes, which may result in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given quarter. For example, due to the year-over-year increases in average ticket prices, our deferral rate increased in 2007, resulting in lower commission revenue and an increase in the amount of revenue deferred for miles sold. Holding all other assumptions constant, an additional 1% increase in the deferral rate would have reduced our 2007 commission revenue by approximately $2.4 million.

2. The number of miles that will not be redeemed for travel (breakage):

Members may not reach the mileage threshold necessary for a free ticket, and outstanding miles may not always be redeemed for travel. Therefore, based on the number of Mileage Plan accounts and the miles in the accounts, we estimate how many miles will never be used ("breakage"), and do not record a liability for those miles. Our estimates of breakage consider activity in our members' accounts, account balances, and other factors. We believe our breakage assumptions are reasonable in light of historical experience and future expectations. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $7.2 million effect on the liability. Actual breakage could differ significantly from our estimates.

3. The number of miles used per award (i.e., free ticket):

We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. If actual miles used are more or less than estimated, we may need to adjust the liability and corresponding expense. Our estimates are based on the current requirements in our Mileage Plan program and historical redemptions on Alaska, Horizon or other airlines.

4. The number of awards redeemed for travel on Alaska or Horizon versus other airlines:

The cost for Alaska or Horizon to carry an award passenger is typically lower than the cost we will pay to other airlines. We estimate the number of awards that will be redeemed on Alaska or Horizon versus on other airlines and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on other airlines is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on Alaska or Horizon, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We review significant Mileage Plan assumptions each quarter and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

We account for the defined-benefit pension plans using SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Under SFAS No. 158, pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $62.6 million, $78.3 million, and $71.7 million in 2007, 2006, and 2005, respectively.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2007, we estimate that the pension plan assets will generate a long-term rate of return of 7.75%. This rate was developed using historical data as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2007 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2008 pension expense by approximately $4.5 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 6.00% and 5.75% at December 31, 2007 and 2006, respectively. The discount rate is determined based on the current rates earned on high-quality long-term bonds. Decreasing the discount rate by 0.5% (from 6.00% to 5.50%) would increase our projected benefit obligation at December 31, 2007 by approximately $79.1 million and increase estimated 2008 pension expense by approximately $9.4 million.

With the exception of the plan covering Alaska's pilots, all of our defined-benefit pension plans are closed to new entrants.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2007, we had approximately $3.0 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives, of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

In March 2006, our Board approved a plan to accelerate the retirement of our MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008, which is earlier than the original retirement schedule. As a result of this decision, we evaluated impairment as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and concluded that the carrying value of the MD-80 fleet was no longer recoverable when compared to the estimated remaining future cash flows. Accordingly, during the first quarter of 2006, the Company recorded an impairment charge totaling $131.1 million to write down the fleet to its estimated fair market value. Additionally, during the third quarter of 2006, we bought five MD-80 aircraft from lessors and terminated the leases for those five aircraft. The total purchase price for the five aircraft was $80.9 million, including assumed debt of $11.6 million. Immediately upon purchase of the aircraft, we evaluated impairment and concluded that the carrying value was not recoverable. As a result, we recorded an additional $58.4 million charge in the third quarter for the impairment. See Note 2 in the consolidated financial statements for further discussion about the impairment of the MD-80s.

In 2007, Horizon announced plans to phase out its remaining leased Q200 aircraft by the end of 2009 and is in the process of evaluating potential arrangements to dispose of those leased aircraft. All of these aircraft are leased under operating lease agreements. However, as a result of this decision, we reassessed the depreciable lives and salvage values of the related rotable and repairable Q200 parts and, as such, we have increased the periodic depreciation expense.

We are early in the process of evaluating whether further fleet simplification of Horizon's fleet would be beneficial. Such simplification could involve a move away from the CRJ-700 aircraft to an all-Q400 fleet. No decisions have been made at this time. However, should we decide to exit the CRJ-700 fleet prior to the end of the lease expiration for those aircraft, we would likely revise the useful lives of the related rotable and repairable parts, which would result in higher depreciation expense.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

WORKERS' COMPENSATION AND EMPLOYEE HEALTH-CARE ACCRUALS

We use a combination of insurance and self-insurance mechanisms to provide for workers' compensation claims and employee health-care benefits. Liabilities associated with these risks are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. Our workers' compensation and employee health care accruals totaled $42.9 million at December 31, 2007, compared to $42.7 million at December 31, 2006.

NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair-value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for financial and nonfinancial assets and liabilities for fiscal years beginning after November 15, 2007 and 2008, respectively. We are currently evaluating the impact of adopting SFAS 157 but do not expect the statement to have a significant impact on our results from operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The *Fair Value Option for Financial Assets and Financial Liabilities*, which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument-by-instrument basis, is typically irrevocable once elected. This statement is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. We do not expect this statement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. These standards were issued jointly and will require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and will require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for fiscal years beginning on or after December 15, 2008. SFAS No. 141R will be applied only to acquisitions subsequent to the effective date and SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We do not expect these statements to have a significant impact on our financial position, results of operations, or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents the major indicators of financial condition and liquidity.

(In millions, except per-share and debt-to-capital amounts)	December 31, 2007	December 31, 2006	Change
Cash and marketable securities	**$ 822.8**	$1,013.9	$(191.1)
Long-term debt, net of current portion	**1,124.6**	1,031.7	92.9
Shareholders' equity	**1,024.0**	885.5	138.5
Book value per common share outstanding	**$ 26.91**	$ 21.97	$ 4.94
Long-term debt-to-capital	**52%:48%**	54%:46%	(2) pts
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**70%:30%**	72%:28%	(2) pts

During the year ended December 31, 2007, our cash and marketable securities declined $191.1 million to $822.8 million. The following discussion summarizes the primary drivers of the decrease and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

During 2007, net cash provided by operating activities was $482.0 million, compared to $449.8 million during 2006. The increase resulted from higher revenues and lower cash contributions to our defined-benefit pension plans in 2007, offset by the $47.7 million reduction in cash received from settled hedges, and higher raw fuel costs and other non-fuel operating expenses. We contributed $52.5 million to our defined-benefit pension plans in 2007 compared to $121.9 million in 2006. We typically generate positive cash flows from operations, but anticipate consuming substantially all of that cash for capital expenditures and debt payments in 2008 and 2009.

Cash Used in Investing Activities

Our investing activities are primarily made up of capital expenditures associated with our fleet transition programs and, to a lesser extent, purchases and sales of marketable securities. Cash used in investing activities was $601.8 million during 2007, compared to $533.0 million in 2006. Our capital expenditures grew by $152.3 million as a result of the purchase of 14 B737-800s and 13 Q400s, versus the purchase of ten B737-800s, five leased MD-80s, two Q400s and one CRJ-700 in 2006. This was partially offset by proceeds of approximately $50 million from the sale of our MD-80s, which were subsequently leased back. We currently expect capital expenditures to be approximately $570 million (of which $490 million is expected to be aircraft-related) during 2008 as we take delivery of 16 new B737-800s and three new Q400s. Capital expenditures are expected to decrease significantly in 2009 and 2010 as we near the end of our committed firm aircraft deliveries. We do have a number of options for both B737-800 and Q400 aircraft available should we decide to convert those into firm commitments. However, a decision to exercise those options is highly dependent on our ability to deploy those new aircraft profitably and generate returns that exceed our cost of capital.

Cash Provided by Financing Activities

We finance a large portion of our capital spending with debt financing. Net cash provided by financing activities was $93.4 million during

2007 compared to $240.3 million during 2006. We obtained debt financing of $196.1 million for six new B737-800 aircraft and received $6.1 million of cash upon the issuance of common stock through stock option exercises and our employee stock purchase plan. Additionally, we borrowed $85.8 million using our pre-delivery payment facility. Offsetting these cash inflows were normal long-term debt payments of $132.2 million and the $62.8 million repurchase of 2.6 million shares of our common stock.

We plan to meet our significant capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, additional debt financing, and availability of credit under our pre-delivery payment facility. We have financing already in place for deliveries of B737-800s through 2009 and, subsequent to December 31, 2007, we closed financing on 13 of our Q400s, resulting in cash proceeds of $193 million.

Bank Line-of-Credit Facility

Alaska has a $185 million variable-rate credit facility that expires in March 2010. As of December 31, 2007, there are no outstanding borrowings on this credit facility and the Company has no immediate plans to borrow using this credit facility. See Note 5 in the consolidated financial statements for further discussion.

Pre-delivery Payment Facility

Alaska's $172 million variable-rate revolving loan facility is available to provide a portion of the pre-delivery funding requirements of Alaska's purchase of new Boeing 737-800 aircraft under the current aircraft purchase agreement. The maximum available amount is reduced to $152 million beginning in August 2009. The facility expires on August 31, 2011. The interest rate is based on one-month LIBOR plus a specified margin. Any borrowings will be secured by Alaska's rights under the Boeing purchase agreement. The principal amounts outstanding on the facility relate to specified aircraft and will be repaid at the time that Alaska takes delivery of the aircraft, if not sooner. As of December 31, 2007, $85.8 million was outstanding.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Aircraft Purchase Commitments

At December 31, 2007, we had firm orders to purchase 46 aircraft requiring future aggregate payments of approximately $1.0 billion, as set forth below. Alaska also has committed to delivery of one new B737-800 aircraft in 2008 under an operating lease arrangement. Alaska has options to acquire 45 additional B737s and Horizon has options to acquire 20 Q400s. Alaska and Horizon expect to finance the firm orders and, to the extent exercised, the option aircraft with leases, long-term debt or internally generated cash.

During 2007, Alaska took delivery of 14 B737-800s, all of which were paid for with cash on hand. Six were subsequently financed with fixed and variable-rate debt arrangements. Horizon took delivery of 13 Q400s, all of which were paid for with cash on hand. During 2007, Alaska sold and leased back 20 MD-80 aircraft.

The following table summarizes aircraft purchase commitments and payments by year, as of December 31, 2007:

	Delivery Period - Firm Orders				
Aircraft	2008	2009	2010	2011	Total
Boeing 737-800	16	6	6	3	31
Bombardier Q400	3	12	—	—	15
Total	19	18	6	3	46
Payments (Millions)	$491.6	$355.3	$157.9	$44.9	$1,049.7

Two of the B737-800 aircraft were delivered subsequent to December 31, 2007, but before the filing of this Form 10-K. The two B737-800 were paid for with cash on hand. The remaining B737-800 aircraft scheduled for delivery in 2008 are generally evenly spread throughout the rest of the year, although weighted more toward the last six months of the year. In addition to the 16 purchased aircraft above, Alaska has committed to an operating lease arrangement with a third party for one B737-800 to be delivered in March 2008. The three Q400s will be delivered in the fourth quarter of 2008. Financing for ten of the 2008 B737-800 deliveries has already been arranged. We expect to pay for the remaining deliveries with cash on hand. In January 2008, we obtained financing for 13 of the recently delivered Q400 aircraft, resulting in net proceeds from borrowings of $193 million.

Our agreements with Boeing and Bombardier provide us with flexibility to adjust aircraft deliveries in the future should we wish to accelerate or slow our growth.

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, capital lease obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2007. This table excludes contributions to our various pension plans, which we expect to be approximately $50 million to $75 million per year through 2012.

(in millions)	2008	2009	2010	2011	2012	Beyond 2012	Total
Current and long-term debt obligations (excluding the pre-delivery payment facility)	$ 90.1	$ 94.8	$100.3	$133.3	$175.5	$ 620.7	$1,214.7
Current and long-term portions of the pre-delivery payment facility	85.8	—	—	—	—	—	85.8
Operating lease commitments (1)	256.2	231.5	216.6	177.5	178.2	526.2	1,586.2
Aircraft purchase commitments	491.6	355.3	157.9	44.9	—	—	1,049.7
Interest obligations (2)	80.6	69.2	62.9	56.3	47.3	130.1	446.4
Other obligations (3)	29.7	30.0	30.3	30.6	30.9	62.7	214.2
Total	$1,034.0	$780.8	$568.0	$442.6	$431.9	$1,339.7	$4,597.0

(1) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases. The aircraft operating leases include lease obligations for four leased MD-80 aircraft, all of which we intend to retire earlier than expected in connection with our fleet transition plan.
(2) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2007.
(3) Includes minimum obligations under our long-term power-by-the-hour maintenance agreement, but excludes $27.9 million of unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the amount and period of payment. See Note 13 to the consolidated financial statements.

EFFECT OF INFLATION AND PRICE CHANGES

Inflation and price changes other than for aircraft fuel do not have a significant effect on our operating revenues, operating expenses and operating income.

OTHER

We strive to provide a return to our investors that exceeds the cost of the capital employed in our business. Our targeted return on invested capital (ROIC) is 10%. We have not historically reached this threshold, nor did we in 2007. However, our strategic plan is built on the premise of providing an appropriate return to all capital providers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our floating-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of a documented hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments and financial derivative instruments used to hedge our exposure to jet-fuel price increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists almost exclusively of crude oil call options. We utilize the contracts in our portfolio as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are designed to effectively cap our cost of the crude oil component of fuel prices, allowing us to limit our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no downward exposure other than the premiums that we pay to enter into the contracts. Although to a lesser extent, we also use collar structures for fuel hedging purposes. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2007 would increase or decrease the fair value of our hedge portfolio by approximately $35.4 million and $33.4 million, respectively.

Additionally, we have entered into fuel purchase contracts that fix the refining margin we pay for approximately 50% of our fuel consumption in the first quarter of 2008.

Our portfolio of fuel hedge contracts was worth $112.5 million at December 31, 2007, including $30.9 million of capitalized premiums paid to counterparties, compared to a portfolio value of $68.6 million at December 31, 2006.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see Note 3 to our consolidated financial statements.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2007 would correspondingly change our net earnings and cash flows associated with these items by approximately $2.8 million. In order to help mitigate the risk of interest rate fluctuations, we fixed the interest rates on certain existing variable-rate debt agreements in 2005 and 2006. Additionally, several of our new debt arrangements in 2006 and 2007 were fixed-rate arrangements and we converted our variable-rate $150 million senior notes to equity in 2006. We continue to enter into both variable-rate and fixed-rate arrangements in order to diversify our loan portfolio, so that we mitigate risk of severe market fluctuations. Our variable-rate debt is approximately 40% of our total long-term debt at December 31, 2007 compared to 37% at December 31, 2006. Subsequent to December 31, 2007 and through February 15, 2007, we have converted approximately $30 million of our variable-rate debt arrangements into fixed-rate arrangements and we intend to convert more in the future.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2007, interest income would increase by approximately $9.2 million.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

(in millions, except per share)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2007	2006	2007	2006	2007**	2006	2007	2006
Operating revenues	**$759.4**	$ 735.4	**$904.4**	$873.0	**$988.8**	$935.7	**$853.4**	$790.3
Operating income (loss)	**(18.1)**	(125.2)	**77.7**	80.1	**137.0**	(24.0)	**15.4**	(18.2)
Net income (loss)	**(10.3)**	(79.1)	**46.1**	55.5	**81.8**	(17.4)	**7.4**	(11.6)
Basic earnings (loss) per share:								
Net income (loss)*	**(0.26)**	(2.36)	**1.14**	1.46	**2.02**	(0.44)	**0.19**	(0.29)
Diluted earnings (loss) per share:								
Net income (loss)*	**(0.26)**	(2.36)	**1.13**	1.38	**2.01**	(0.44)	**0.19**	(0.29)

* For earnings per share, the sum of the quarters will not equal the total for the full year.

** Third quarter results have been adjusted for an error in our calculation of deferred Mileage Plan revenues. The error resulted in an overstatement of passenger revenue of $6.3 million ($4.0 million, net of tax, or $0.10 per diluted share). We have concluded that this item is not material, and in accordance with SEC Staff Accounting Bulletin No. 108, we will make appropriate adjustments to our previously filed financial statements when they are presented in future Exchange Act reports.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment*, SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 19, 2008

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ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (In millions)	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 204.3**	$ 230.7
Marketable securities (including securities loaned of $109.8 and $108.4)	**618.5**	783.2
Total cash and marketable securities	**822.8**	1,013.9
Securities lending collateral	**111.9**	111.3
Receivables—less allowance for doubtful accounts of $1.6 and $2.9	**138.0**	134.2
Inventories and supplies—net	**46.6**	44.7
Deferred income taxes	**84.9**	134.2
Fuel hedge contracts	**100.7**	45.9
Prepaid expenses and other current assets	**85.4**	88.1
Total Current Assets	**1,390.3**	1,572.3
Property and Equipment		
Aircraft and other flight equipment	**2,981.2**	2,296.6
Other property and equipment	**574.5**	530.7
Deposits for future flight equipment	**430.0**	437.8
	3,985.7	3,265.1
Less accumulated depreciation and amortization	**1,023.4**	906.1
Total Property and Equipment—Net	**2,962.3**	2,359.0
Fuel Hedge Contracts	**11.8**	22.7
Other Assets	**126.5**	123.1
Total Assets	**$4,490.9**	$4,077.1

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions except share amounts)	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 101.5**	$ 90.0
Accrued aircraft rent	**73.4**	56.8
Accrued wages, vacation and payroll taxes	**112.3**	144.0
Other accrued liabilities	**448.5**	404.3
Air traffic liability	**364.5**	311.2
Securities lending obligation	**111.9**	111.3
Current portion of long-term debt	**175.9**	119.1
Total Current Liabilities	**1,388.0**	1,236.7
Long-Term Debt, Net of Current Portion	**1,124.6**	1,031.7
Other Liabilities and Credits		
Deferred income taxes	**132.6**	114.6
Deferred revenue	**413.6**	333.0
Other liabilities	**408.1**	475.6
	954.3	923.2
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value		
Authorized: 5,000,000 shares, none issued or outstanding	**—**	—
Common stock, $1 par value		
Authorized: 100,000,000 shares		
Issued: 2007—42,821,986 shares		
2006—42,501,163 shares	**42.8**	42.5
Capital in excess of par value	**895.1**	877.9
Treasury stock (common), at cost: 2007—4,771,306 shares		
2006—2,207,474 shares	**(112.5)**	(50.4)
Accumulated other comprehensive loss	**(133.3)**	(191.4)
Retained earnings	**331.9**	206.9
	1,024.0	885.5
Total Liabilities and Shareholders' Equity	**$4,490.9**	$4,077.1

Form 10-K

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions except per share amounts)	2007	2006	2005
Operating Revenues			
Passenger	$3,236.5	$3,083.0	$2,728.7
Freight and mail	97.8	97.3	94.1
Other—net	171.7	154.1	152.5
Total Operating Revenues	3,506.0	3,334.4	2,975.3
Operating Expenses			
Wages and benefits	957.9	937.0	903.6
Variable incentive pay	20.8	36.8	20.0
Aircraft fuel, including hedging gains and losses	876.3	873.5	548.9
Aircraft maintenance	241.8	230.7	228.5
Aircraft rent	178.4	180.2	187.0
Landing fees and other rentals	226.0	204.0	202.7
Contracted services	160.6	153.2	132.4
Selling expenses	160.5	169.3	163.4
Depreciation and amortization	177.4	157.5	143.4
Food and beverage service	49.7	51.2	51.3
Other	230.5	214.0	207.2
Fleet transition costs—Alaska	—	189.5	—
Fleet transition costs—Horizon	14.1	—	—
Restructuring charges and adjustments	—	24.8	20.4
Total Operating Expenses	3,294.0	3,421.7	2,808.8
Operating Income (Loss)	212.0	(87.3)	166.5
Nonoperating Income (Expense)			
Interest income	53.9	54.3	30.9
Interest expense	(88.0)	(78.0)	(63.0)
Interest capitalized	27.8	24.7	8.9
Other—net	(4.1)	(1.5)	(6.1)
	(10.4)	(0.5)	(29.3)
Income (loss) before income tax and accounting change	201.6	(87.8)	137.2
Income tax expense (benefit)	76.6	(35.2)	52.7
Income (loss) before accounting change	125.0	(52.6)	84.5
Cumulative effect of accounting change, net of tax	—	—	(90.4)
Net Income (Loss)	$ 125.0	$ (52.6)	$ (5.9)
Basic Earnings (Loss) Per Share:			
Income (loss) before accounting change	$ 3.12	$ (1.39)	$ 3.06
Cumulative effect of accounting change	NA	NA	(3.27)
Net Income (Loss) Per Share	$ 3.12	$ (1.39)	$ (0.21)
Diluted Earnings (Loss) Per Share:			
Income (loss) before accounting change	$ 3.09	$ (1.39)	$ 2.65
Cumulative effect of accounting change	NA	NA	(2.66)
Net Income (Loss) Per Share	$ 3.09	$ (1.39)	$ (0.01)
Shares used for computation:			
Basic	40.125	37.939	27.609
Diluted	40.424	37.939	33.917

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2004	27.126	$29.8	$496.5	$(60.5)	$(3.4)	$ (81.6)	$284.0	$ 664.8
2005 net loss							(5.9)	(5.9)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $0.7 tax benefit						(1.1)		(1.1)
Related to marketable securities:								
Change in fair value						(3.5)		
Reclassification to earnings						3.5		
Income tax effect						0.0		
						0.0		0.0
Related to fuel hedges:								
Reclassification to earnings						(12.8)		
Income tax effect						4.7		
						(8.1)		(8.1)
Minimum pension liability adjustment, net of $24.4 tax benefit						(41.2)		(41.2)
Total comprehensive loss								(56.3)
Deferred stock-based compensation			6.8		(6.8)			0.0
Amortization of deferred stock-based compensation			—		2.1			2.1
Treasury stock sales	0.172	—	—	3.9				3.9
Stock issued for employee stock purchase plan	0.114	0.1	2.3	—				2.4
Stock issued under stock plans, including $1.8 tax benefit	0.342	0.3	10.4	—				10.7
Stock issued in equity offering, net of $0.4 fees	5.700	5.7	194.3					200.0
Balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$278.1	$ 827.6
Cumulative effect of adoption of SAB 108, net of $11.1 tax effect	—	—	—	—	—	—	(18.6)	(18.6)
Adjusted balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$259.5	$ 809.0
2006 net loss							(52.6)	(52.6)
Other comprehensive income (loss):								
Pension liability adjustment, net of $25.2 tax benefit						(43.1)		(43.1)
Postretirement medical liability adjustment, net of $11.1 tax benefit						(18.7)		(18.7)
Officers supplemental retirement plan net of $0.2 tax effect						0.4		0.4
Related to marketable securities:								
Change in fair value						4.0		
Reclassification to earnings						(0.4)		
Income tax effect						(1.3)		
						2.3		2.3
Related to fuel hedges:								
Reclassification to earnings						(0.6)		
Income tax effect						0.3		
						(0.3)		(0.3)
Total comprehensive loss								(112.0)

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY—(Continued)

(In millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Implementation of SFAS 123R			(8.1)		8.1			0.0
Stock-based compensation			8.2					8.2
Treasury stock issued under stock plans	0.272	—	—	6.2				6.2
Stock issued for employee stock purchase plan	0.093	0.1	2.4	—				2.5
Stock issued under stock plans, including $4.1 tax benefit	0.706	0.7	25.3	—				26.0
Stock issued upon conversion of senior convertible notes, net of $4.4 million of unamortized issuance costs	5.769	5.8	139.8					145.6
Balances at December 31, 2006	40.294	$42.5	$877.9	$ (50.4)	$0.0	$(191.4)	$206.9	$ 885.5
2007 net income							125.0	125.0
Other comprehensive income (loss):								
Related to marketable securities:								
Change in fair value						3.2		
Reclassification to earnings						2.0		
Income tax effect						(1.9)		
						3.3		3.3
Related to employee benefit plans:								
Pension liability adjustment, net of $29.6 tax effect						49.8		49.8
Postretirement medical liability adjustment, net of $2.5 tax effect						4.1		4.1
Officers supplemental retirement plan, net of $0.5 tax effect						0.9		0.9
Total comprehensive income								183.1
Purchase of treasury stock	(2.593)			(62.8)				(62.8)
Stock-based compensation			11.2					11.2
Treasury stock issued under stock plans	0.029	—	—	0.7				0.7
Stock issued for employee stock purchase plan	0.127	0.1	2.9					3.0
Stock issued under stock plans, including $0.4 tax benefit	0.194	0.2	3.1					3.3
Balances at December 31, 2007	38.051	$42.8	$895.1	$(112.5)		$(133.3)	$331.9	$1,024.0

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In millions)	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	**$ 125.0**	$ (52.6)	$ (5.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	**—**	—	90.4
Fleet transition costs	**14.1**	189.5	—
Restructuring charges and adjustments	**—**	24.8	20.4
Depreciation and amortization	**177.4**	157.5	143.4
Stock-based compensation	**11.2**	8.2	2.1
Changes in fair values of open fuel hedge contracts	**(43.9)**	84.1	(70.1)
Loss (gain) on sale of assets	**(4.6)**	(0.4)	1.6
Changes in deferred income taxes	**61.1**	(34.0)	51.6
Tax benefit from stock option exercises	**(0.4)**	(4.1)	(1.8)
(Increase) decrease in receivables—net	**(3.8)**	(10.0)	(24.8)
Increase in prepaid expenses and other current assets	**(4.6)**	(11.3)	(13.4)
Increase in air traffic liability	**52.4**	19.4	41.6
Increase (decrease) in other current liabilities	**26.0**	34.7	(11.5)
Increase in deferred revenue and other-net	**72.1**	44.0	46.5
Net cash provided by operating activities	**482.0**	449.8	270.1
Cash flows from investing activities:			
Proceeds from disposition of assets	**63.4**	3.6	6.5
Purchases of marketable securities	**(1,149.3)**	(806.5)	(1,184.5)
Sales and maturities of marketable securities	**1,321.1**	935.9	1,121.4
Property and equipment additions:			
Aircraft and aircraft purchase deposits	**(737.6)**	(591.8)	(345.0)
Other flight equipment	**(46.0)**	(37.8)	(46.6)
Other property and equipment	**(50.8)**	(52.5)	(32.9)
Aircraft deposits returned	**—**	—	7.6
Restricted deposits and other	**(2.6)**	16.1	(7.6)
Net cash used in investing activities	**(601.8)**	(533.0)	(481.1)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net	**281.9**	408.4	93.8
Long-term debt and capital lease payments	**(132.2)**	(202.6)	(54.2)
Purchase of treasury stock	**(62.8)**	—	—
Proceeds from issuance of common stock, net of related fees	**6.1**	30.4	215.2
Tax benefit from stock option exercises	**0.4**	4.1	1.8
Net cash provided by financing activities	**93.4**	240.3	256.6
Net change in cash and cash equivalents	**(26.4)**	157.1	45.6
Cash and cash equivalents at beginning of year	**230.7**	73.6	28.0
Cash and cash equivalents at end of year	**$ 204.3**	$ 230.7	$ 73.6
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	**$ 58.6**	$ 48.2	$ 51.7
Income taxes	**3.5**	9.5	1.5
Noncash investing and financing activities:			
Conversion of senior convertible notes to equity	**$ —**	$ 150.0	$ —
Debt assumed in purchase of MD-80 aircraft	**—**	11.6	—
Credit received for flight deposits deferred in other liabilities	**—**	—	9.7

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2007

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates.

Nature of Operations

Both Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. Alaska is a major airline and principally serves destinations in the state of Alaska and provides north/south service between cities in the western U.S., Canada and Mexico. Alaska also provides east/west service to eight cities, primarily from Seattle and to a lesser extent, from Portland. In 2007, Alaska also initiated service to Hawaii from Seattle and Anchorage. It operates an all-jet fleet and its average passenger trip in 2007 was 1,051 miles. Horizon is a regional airline serving primarily the Pacific Northwest, northern California, and western Canada. Horizon serves its own native markets and provides certain contract flying for Alaska. Horizon operates both jet and turboprop aircraft, and its average passenger trip in 2007 was 386 miles.

West Coast passenger traffic accounted for 46% of Alaska's 2007 revenue passenger miles, passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 21%, the Mexico markets accounted for 11%, the Canada markets accounted for 4%, and other markets accounted for 18%. Based on passenger enplanements, Alaska's leading airports are Seattle, Los Angeles, Anchorage, and Portland. Based on 2007 revenues, its leading nonstop routes are Anchorage-Seattle, Los Angeles-Seattle, and San Diego-Seattle.

Approximately 92% of Horizon's network revenue passenger miles (excluding flying as Frontier JetExpress) were flown domestically, primarily in the states of Washington, Oregon, Idaho, and California. The Canada markets accounted for 8% of revenue passenger miles in 2007. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2007, its leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Ontario-Portland.

On January 1, 2004, Horizon began operating regional jet service branded as Frontier JetExpress under a 12-year agreement with Frontier Airlines. Horizon operated nine regional jet aircraft under the Frontier JetExpress brand in 2005 and 2006. In the third quarter of 2006, Horizon announced that it would discontinue the Frontier JetExpress program beginning in the first quarter of 2007, and had fully exited from the program by the end of November 2007. Flying under this agreement represented 13% of Horizon's capacity and 5% of passenger revenues in 2007 and 23% of capacity and 8% of passenger revenues in 2006. These aircraft have been redeployed throughout the Air Group network.

The Company's operations and financial results are subject to various uncertainties, such as industry instability, which has lead to bankruptcy filings by some of the major carriers, general economic conditions, intense competition, volatile fuel prices, a largely unionized work force, the need to finance large capital expenditures, government regulation, and potential aircraft incidents.

Approximately 84% and 48% of Alaska and Horizon employees, respectively, are covered by collective bargaining agreements. Approximately 14% and 46% of Alaska and Horizon employees, respectively, are covered under agreements that are currently in negotiations or become amendable prior to December 31, 2008.

The airline industry is characterized by high fixed costs. Small fluctuations in load factors and yield (a measure of ticket prices) can have a significant impact on operating results. The Company has been and continues working to reduce unit costs to better compete with carriers that have lower cost structures.

Substantially all of Alaska's and Horizon's sales occur in the United States. See Note 15 for operating segment information and geographic concentrations.

Reclassifications

Certain reclassifications have been made to conform the prior year's data to the current format.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $22.3 million and $29.7 million at December 31, 2007 and 2006, respectively, and is included in accounts payable.

Securities Lending

From time to time, the Company lends certain marketable securities to third parties for a period of less than one year to enhance investment income. During the time period in which these securities are loaned to the third parties, the Company requires cash collateral for 102% of the daily market value of the loaned securities. This cash collateral is restricted and is deposited with a lending agent and invested by that agent in accordance with the Company's guidelines. The Company maintains full ownership rights to the securities loaned and continues to earn interest and appreciation on them. As of December 31, 2007 and 2006, the Company had $109.8 million and $108.4 million of securities on loan under the program. These affected securities are included as marketable securities in the consolidated balance sheets.

Receivables

Receivables consist primarily of airline traffic (including credit card) receivables, amounts from customers, mileage plan partners, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies-net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $24.6 million and $20.5 million at December 31, 2007 and 2006, respectively. Inventory and supplies-net also includes fuel inventory of $6.6 million and $7.2 million at December 31, 2007 and 2006, respectively. Repairable and rotable aircraft parts inventory are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400 and CRJ-700	15 years
Bombardier Q400 and CRJ-700 rotable spares	10 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

As a result of the expected early retirement of the MD-80 fleet, all aircraft and related flight equipment are being depreciated through 2008, depending on the scheduled retirement dates. All Q200 related parts are being depreciated through 2009, as that is the expected date that Horizon will no longer be operating the Q200 fleet.

"Related flight equipment" includes rotable and repairable spare inventory, which are depreciated over the associated fleet life unless otherwise noted.

Maintenance and repairs are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. The Company capitalized software development costs of $3.0 million, $2.4 million, and $2.3 million during the years ended December 31, 2007, 2006, and 2005, respectively.

Workers Compensation and Employee Health-Care Accruals

The Company uses a combination of self-insurance and insurance mechanisms to provide for workers compensation claims and employee health care benefits. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Deferred Revenue

Deferred revenue results primarily from the sale of mileage credits. This revenue is recognized when award transportation is provided or over the term of the applicable agreements.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued beginning immediately after the last heavy maintenance visit prior to the scheduled aircraft return date. This accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $6.9 million and $9.2 million as of December 31, 2007 and December 31, 2006, respectively. There have been no material changes in our estimate of leased aircraft return costs during 2007

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the Company's historical data.

Freight and mail revenues are recognized when service is provided. Other-net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska, Horizon and other airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated. Alaska also sells mileage credits to non-airline partners such as hotels, car rental agencies, a grocery store chain, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines. The portion of the sales proceeds not deferred is recognized as commission income and included in other revenue-net in the consolidated statements of operations. Alaska's Mileage Plan deferred revenue and liabilities are included under the following consolidated balance sheet captions at December 31 (in millions):

Balance Sheet Captions	2007	2006
Current Liabilities:		
Other accrued liabilities	**$239.7**	$196.6
Other Liabilities and Credits:		
Deferred revenue	**387.8**	328.3
Other liabilities	**21.0**	20.7
Total	**$648.5**	$545.6

● Form 10-K

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $37.1 million and $32.7 million at December 31, 2007 and 2006, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following consolidated statements of operations captions for the years ended December 31 (in millions):

	2007	2006	2005
Passenger revenues	**$115.6**	$ 95.5	$ 81.3
Other-net revenues	**112.0**	98.7	98.9
Total Mileage Plan revenues	**$227.6**	$194.2	$180.2

Aircraft Fuel

Aircraft fuel includes raw jet fuel and associated "into-plane" costs, fuel taxes, oil, and all of the gains and losses associated with fuel hedge contracts.

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $13.7 million, $14.2 million, and $14.0 million during the years ended December 31, 2007, 2006, and 2005, respectively.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Derivative Financial Instruments

The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities, as amended*. See Note 3 for further discussion.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). See Note 13 for further discussion.

Taxes Collected from Passengers

Taxes collected from passengers, which include sales taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations.

Stock-Based Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment: An Amendment of SFAS Nos. 123 and 95*, as of January 1, 2006. This standard requires companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. The standard applies to stock options, restricted stock units, and performance stock units that the Company grants to employees as well as the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. The Company used the "modified prospective method" to adopt SFAS 123R, which is explained below.

The adoption of SFAS 123R changed the accounting for stock options under the Company's long-term incentive equity plans and for the Company's ESPP. Accounting for the Company's restricted stock awards did not change with the adoption of the standard. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures. The Company selected this method due to the relatively limited use of stock-based awards and the immaterial impact on the comparability between periods. The standard also requires that tax benefits realized from stock award exercise gains in excess of stock-based compensation expense recognized for financial statement purposes be reported as cash flows from financing activities rather than as operating cash flows.

Previously, the Company applied the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for stock options. As such, no compensation cost was recognized for option grants or ESPP awards in periods prior to 2006. Had compensation cost for the Company's stock options been determined using the fair-value method in 2005, the Company would have reported a net loss of $9.4 million, or $0.11 per diluted share, compared to the $5.9 million net loss, or $0.01 per diluted share, as reported.

Variable Interest Entities

The Company is the lessee in a series of operating leases covering our leased aircraft. In many instances, the lessors are trusts established by a third party specifically to purchase, finance and lease aircraft to the Company. These leasing entities meet the criteria for variable interest entities. However, they do not meet the consolidation requirements of Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), because the Company is not the primary beneficiary of the entity's expected gains or losses. The Company's conclusions are based on the fact that the leasing arrangements involved contain terms which are consistent with market terms at the inception of the lease and do not include residual value guarantees made by the Company, fixed-price purchase obligations or similar features that obligate the Company to absorb the majority of expected losses of the variable interest entities. The Company's maximum exposure under these types of lease arrangements is the remaining lease payments, which are reflected in future lease commitments in Note 6 (plus the cost, if any, of bringing the equipment into compliance with the physical condition required for return, which is accrued as leased aircraft return costs).

New Accounting Standards

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to the Company's financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in the fourth quarter of 2006 with an effective date of January 1, 2006. See Note 16 for further discussion.

FIN 48 was adopted by the Company and became effective January 1, 2007. See Note 13 for a discussion of the impact of this interpretation on the Company's financial position.

Fourth Quarter Adjustments

There were no significant adjustments in the fourth quarters of 2007 or 2005. Fourth quarter 2006 adjustments included a favorable $7.6 million adjustment to restructuring charges to adjust for the number of employees that withdrew their participation in the severance program. See Note 10 for further discussion.

NOTE 2. FLEET TRANSITION AND IMPAIRMENT

Alaska Transition to All-Boeing 737 Fleet

In March 2006, the Company's Board approved a plan to accelerate the retirement of its MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008. As a result of this decision, the Company evaluated impairment as required by SFAS No. 144 and concluded that the carrying value of the MD-80 fleet was no longer recoverable when compared to the estimated remaining future cash flows. Accordingly, during the first quarter of 2006, the Company recorded an impairment charge totaling $131.1 million (pretax) to write down the fleet to its estimated fair market value.

During the third quarter of 2006, the Company purchased five MD-80 aircraft from lessors and, in conjunction with the purchases, terminated the leases for those five aircraft, resulting in a pretax charge of $58.4 million.

During the second quarter of 2007, the Company sold 19 of its 20 owned MD-80s, and sold the 20th aircraft subsequent to the end of the third quarter. The majority of these aircraft are being leased from the buyer under short-term lease arrangements that will allow the Company to maintain the current MD-80 retirement schedule through December 2008.

Alaska currently has four MD-80 aircraft under long-term lease arrangements that it plans to cease operating before the end of the lease term. Management anticipates that once these aircraft have been removed from operation, the Company will dispose of these aircraft through a lease buy-out, a sublease arrangement, or store them at a long-term storage facility. It is likely that the Company will record a charge in its statement of operations if any of these options occurs.

Horizon Fleet Transition

During the third quarter of 2006, Horizon signed a letter of intent with another carrier to sublease up to 16 of its Bombardier Q200 aircraft. Each sublease will result in a loss for Horizon approximating the difference between the lease payments and the sublease receipts. The loss on each aircraft will be recorded when the specific aircraft leave Horizon's fleet and the sublease arrangement begins. In 2007, 11 of the aircraft were delivered to the other carrier, resulting in a sublease loss of $14.1 million. The Company expects the loss of the remaining five aircraft to average approximately $1.3 million per aircraft. These aircraft are expected to leave the fleet in the first half of 2008.

On April 23, 2007, Horizon announced an order for 15 additional Q400 aircraft, with options to purchase 20 more. These aircraft will be delivered in 2008 and 2009. With this order, Horizon plans to phase out the remaining Q200 aircraft by the end of 2009 and is in the process of negotiating transactions that would allow it to dispose of these aircraft. Since all of Horizon's Q200 aircraft are leased, the Company may have a loss on the phase-out of the remaining Q200s, depending on market conditions at that time.

However, the nature, timing or amount of any potential loss cannot be reasonably estimated at this point for the aircraft that are not part of the sublease agreement described above.

NOTE 3. FUEL HEDGE CONTRACTS

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options, collar structures, and swap agreements for crude oil, among other initiatives.

The Company records derivative instruments, all of which are currently fuel hedge contracts, on the balance sheet at their fair value. Changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Raw or "into-plane" fuel cost	**$ 981.9**	$884.7	$ 735.6
Changes in value and settlements of fuel hedge contracts	**(105.6)**	(11.2)	(186.7)
Aircraft fuel expense	**$ 876.3**	$873.5	$ 548.9

The Company realized gains of $53.4 million, $101.1 million, and $125.0 million in 2007, 2006, and 2005, respectively, on fuel hedge contracts that settled during the period.

Outstanding fuel hedge positions as of December 31, 2007 are as follows:

	Approximate % of Expected Fuel Requirements	Gallons Hedged (in millions)	Approximate Crude Oil Price per Barrel
First Quarter 2008	50%	49.7	$66.88
Second Quarter 2008	38%	39.7	$66.71
Third Quarter 2008	33%	37.7	$68.62
Fourth Quarter 2008	34%	35.3	$68.21
Full Year 2008	**39%**	**162.4**	**$67.53**
First Quarter 2009	5%	5.6	$67.68
Second Quarter 2009	5%	5.8	$67.50
Third Quarter 2009	6%	6.3	$68.25
Fourth Quarter 2009	5%	5.3	$67.20
Full Year 2009	**5%**	**23.0**	**$67.68**

As of December 31, 2007 and 2006, the fair values of the Company's fuel hedge positions were $112.5 million and $68.6 million, respectively, including capitalized premiums paid of $30.9 million and $39.3 million, respectively, and are presented as both current and non-current assets in the in the consolidated balance sheets.

NOTE 4. MARKETABLE SECURITIES

At December 31, 2007 and 2006 all of the Company's marketable securities, including securities pledged under the securities lending program, were classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption "Accumulated Other Comprehensive Loss."

Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in interest income in the consolidated statements of operations.

Marketable securities consisted of the following at December 31 (in millions):

	2007	2006
Cost:		
U.S. government securities	**$171.1**	$317.7
Asset-backed obligations	**241.9**	65.7
Other corporate obligations	**200.5**	400.1
	$613.5	$783.5
Fair value:		
U.S. government securities	**$174.2**	$317.5
Asset-backed obligations	**242.9**	65.6
Other corporate obligations	**201.4**	400.1
	$618.5	$783.2

The Company's overall investment strategy has a primary goal of maintaining and securing its investment principal. The Company's investment portfolio is managed by reputable financial institutions and continually reviewed to ensure that the investments are aligned with the Company's documented strategy.

At December 31, 2007, available-for-sale investments in the Company's marketable securities portfolio had net unrealized gains totaling $3.1 million, net of taxes, which are recorded in accumulated other comprehensive loss. Management does not believe that the securities with unrealized losses as of December 31, 2007 meet the criteria for recognition under existing other-than-temporary loss guidance. At December 31, 2007 and 2006, gross unrealized gains and losses were not material.

Of the marketable securities on hand at December 31, 2007, 13% mature in 2008, 33% in 2009, and 54% thereafter.

Activity for marketable securities for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Proceeds from sales and maturities	**$1,321.1**	$935.9	$1,121.4
Gross realized gains	**4.8**	2.1	0.4
Gross realized losses	**2.9**	1.6	4.0

NOTE 5. LONG-TERM DEBT

At December 31, 2007 and 2006, long-term debt obligations were as follows (in millions):

	2007	2006
Fixed-rate notes payable due through 2020*	**$ 783.9**	$ 721.0
Variable-rate notes payable due through 2021*	**430.8**	390.6
Pre-delivery payment facility expiring in 2011*	**85.8**	39.2
Long-term debt	**1,300.5**	1,150.8
Less current portion	**(175.9)**	(119.1)
	$1,124.6	$1,031.7

* The weighted-average fixed-interest rate was 6.9% as of December 31, 2007 and 2006. The weighted-average variable-interest rate, including the interest rate on the pre-delivery payment facility, was 6.5% and 6.8% as of December 31, 2007 and 2006, respectively.

At December 31, 2007, substantially all of the Company's borrowings were secured by flight equipment, future delivery positions, and real property.

Alaska has a $172 million variable-rate revolving pre-delivery payment (PDP) facility with a syndicate of lenders to provide a portion of the pre-delivery funding requirements for the purchase of new Boeing 737-800 aircraft under the current aircraft purchase agreement. The interest rate is based on the one-month LIBOR plus a specified margin. Borrowings are secured by the Company's rights under the Boeing purchase agreement. The principal amounts outstanding on the PDP facility relate to specified aircraft and will be repaid at the time the Company takes delivery of the aircraft, if not before, likely using cash on hand or proceeds from long-term debt financing on those aircraft. The Company executed an amendment to the facility in 2007 that extended the expiration date from August 2009 to August 2011. The amendment also reduced the maximum available amount from $172 million to $152 million beginning in August 2009.

At December 31, 2007, long-term debt principal payments for the next five years are as follows (in millions):

[illegible]	[illegible]	[illegible]	[illegible]
2008	$85.8	$ 90.1	$ 175.9
2009	—	94.8	94.8
2010	—	100.3	100.3
2011	—	133.3	133.3
2012	—	175.5	175.5
Thereafter	—	620.7	620.7
Total principal payments	$85.8	$1,214.7	$1,300.5

During 2007, Alaska borrowed $196.1 million using fixed-rate and variable-rate debt secured by flight equipment and had gross borrowings on its pre-delivery payment facility of $85.8 million. The increase in debt from borrowings was offset by normal debt payments of $93.0 million and $39.2 million of payments on the pre-delivery payment facility.

Bank Line of Credit

The Company has a $185 million credit facility with a syndicate of financial institutions. The interest rate on the credit facility varies depending on certain financial ratios specified in the agreement with a minimum interest rate of LIBOR plus 2%. The agreement provides that any borrowings will be secured by either aircraft or cash collateral. This credit facility contains contractual restrictions and requires maintenance of specific levels of net worth, maintenance of certain debt and leases to net worth, leverage and fixed-charge coverage ratios, and limits on liens, asset dispositions, dividends, and certain other expenditures. Such provisions restrict Alaska Airlines from distributing any funds to Alaska Air Group in the form of dividends and limit the amount of funds Alaska Airlines can loan to its affiliates. In April 2007, the Company entered into the Second Amendment of the facility. The Second Amendment: (i) increased the size of the facility from $160 million to $185 million; (ii) improved the collateral advance rates for certain aircraft; (iii) extended the agreement by two years with a maturity date of March 31, 2010; and (iv) repriced the credit facility to reflect current market rates. The Company currently has no immediate plans to borrow using this credit facility. In July 2007, the Company executed the Third Amendment to the credit facility, which increased the amount of allowed borrowings between Alaska Airlines and its affiliates from $300 million to $500 million. As of December 31, 2007, there were no outstanding borrowings on this credit facility.

Certain Alaska loan agreements contain provisions that require maintenance of specified financial covenants. At December 31, 2007, the Company was in compliance with all financial covenants.

Subsequent Event

In January 2008, Horizon executed a fixed-rate debt arrangement to finance 13 of its recently delivered Q400 aircraft. Total proceeds from the debt were $193 million.

NOTE 6. COMMITMENTS

Lease Commitments

At December 31, 2007, the Company had lease contracts for 101 aircraft that have remaining noncancelable lease terms of less than one year to 12 years. The majority of airport and terminal facilities are also leased. Total rent expense was $333.5 million, $320.6 million, and $324.8 million, in 2007, 2006, and 2005, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2007 are shown below (in millions):

	Operating Leases	
	Aircraft	Facilities
2008	$ 193.4	$ 62.8
2009	171.8	59.7
2010	169.7	46.9
2011	145.5	32.0
2012	149.5	28.7
Thereafter	412.1	114.1
Total lease payments	$1,242.0	$344.2

Aircraft Commitments

In June 2005, Alaska entered into an aircraft purchase agreement to acquire B737-800 aircraft with deliveries beginning in January 2006 and continuing through April 2011. The purchase agreement also includes options rights to purchase additional aircraft under similar terms. As of December 31, 2007, Alaska was committed to purchasing 31 B737-800 aircraft, 16 of which will be delivered in 2008. Alaska has also entered into operating lease arrangements for two B737-800 aircraft and has committed to an operating lease for an additional B737-800 aircraft to be delivered in the first quarter of 2008.

Horizon entered into an aircraft purchase agreement in 2007 to acquire 15 Q400 aircraft with deliveries beginning in June 2008 and continuing through August 2009. The purchase agreement also includes options to purchase an additional 20 Q400 aircraft.

At December 31, 2007, the Company had firm purchase commitments for 46 total aircraft requiring remaining aggregate payments of approximately $1.0 billion.

Alaska and Horizon expect to finance the firm orders and, to the extent exercised, the option aircraft with leases, long-term debt, and internally generated cash.

NOTE 7. COMMON STOCK REPURCHASE PROGRAM

In September 2007, the Board of Directors authorized the Company to repurchase up to $100 million of its common stock over a period of twelve months. As of December 31, 2007, the Company had repurchased 2,593,282 shares of common stock for a total of $62.8 million under this authorization, and an additional 1,283,700 shares through February 19, 2008, bringing the total to 3,876,982 shares. The repurchased shares have been recorded as treasury stock in the accompanying consolidated balance sheet.

NOTE 8. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers.

In 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA). The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AS OF DECEMBER 31:

Discount rates of 6.00% and 5.75% were used as of December 31, 2007 and 2006, respectively. For both 2007 and 2006, the rate of compensation increase used varied from 3.52% to 4.53%, depending on the plan and the related workgroup.

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR THE YEARS ENDED DECEMBER 31:

Discount rates of 5.75% and 5.50% were used for the years ended December 31, 2007 and 2006, respectively. For 2007 and 2006, the expected return on plan assets used was 7.75%, and the rate of compensation increase used varied from 3.52% to 4.53%, depending on the plan and the related workgroup.

In determining the discount rate used, the Company's policy is to use the rates on high-quality long-term bonds near the end of the year and round to the nearest 25 basis points. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The asset allocation of the qualified defined-benefit plans, by asset category, is as follows as of the end of 2007 and 2006:

	2007	2006
Asset category:		
Domestic equity securities	**54%**	53%
Non-U.S. equity securities	**15**	15
Fixed income securities	**31**	29
Other	**—**	3
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a number of fund managers and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	55%
Non-U.S. equities:	15%
Fixed income:	30%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AS OF DECEMBER 31:

Discount rates of 6.00% and 5.75% were used as of December 31, 2007 and 2006, respectively. The rate of compensation increase used was 5.00% as of December 31, 2007 and 2006.

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR THE YEARS ENDED DECEMBER 31:

Discount rates of 5.75% and 5.50% were used for the years ended December 31, 2007 and 2006, respectively. The rate of compensation increase used was 5.00% for the years ended December 31, 2007 and 2006.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2007 and 2006 (in millions):

	Qualified		Nonqualified	
	2007	2006	2007	2006
Projected benefit obligation (PBO)				
Beginning of year	**$1,051.3**	$ 989.1	**$ 34.6**	$ 37.7
Service cost	**49.7**	52.3	**1.1**	1.1
Interest cost	**60.9**	56.1	**1.9**	2.0
Plan amendments	**(1.3)**	—	**—**	—
Curtailment gain	**—**	(2.9)	**—**	—
Change in assumptions	**—**	—	**—**	(1.1)
Actuarial (gain) loss	**(51.1)**	9.2	**(1.1)**	(1.1)
Benefits paid	**(52.6)**	(52.5)	**(1.6)**	(4.0)
End of year	**$1,056.9**	$1,051.3	**$ 34.9**	$ 34.6
Plan assets at fair value				
Beginning of year	**$ 835.9**	$ 680.9	**$ —**	$ —
Actual return on plan assets	**74.8**	85.6	**—**	—
Employer contributions	**52.5**	121.9	**1.6**	4.0
Benefits paid	**(52.6)**	(52.5)	**(1.6)**	(4.0)
End of year	**$ 910.6**	$ 835.9	**$ —**	$ —
Funded status (unfunded)	**$ (146.3)**	$ (215.4)	**$(34.9)**	$(34.6)
Percent funded	**86.2%**	79.5%	**—**	—

The accumulated benefit obligation for the qualified defined-benefit pension plans was $939.0 million and $964.8 million at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $34.6 million and $33.4 million at December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2007		2006	
	Qualified	Nonqualified	Qualified	Nonqualified
Accrued benefit liability-current	**$ —**	**$ 2.0**	$ —	$ 2.0
Accrued benefit liability-long term	**146.3**	**32.9**	215.4	32.6
Total liability recognized	**$146.3**	**$34.9**	$215.4	$34.6

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS (AOCI):

	2007		2006	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service cost	**$ 21.7**	**$0.3**	$ 28.0	$0.3
Net loss	**167.5**	**4.6**	240.7	6.0
Amount recognized in AOCI (pretax)	**$189.2**	**$4.9**	$268.7	$6.3

The estimated amortization of prior service cost and net loss from AOCI in 2008 is $4.5 million and $5.2 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the estimated amortization of prior service cost and net loss from AOCI in 2008 is $0.1 million and $0.2 million, respectively.

Net pension expense for the defined-benefit plans included the following components for 2007, 2006, and 2005 (in millions):

	Qualified			Nonqualified		
	2007	2006	2005	**2007**	2006	2005
Service cost	**$ 49.7**	$ 52.4	$ 50.4	**$1.1**	$1.1	$1.3
Interest cost	**60.9**	56.1	50.9	**1.9**	2.0	1.9
Expected return on assets	**(66.3)**	(55.0)	(49.9)	**—**	—	—
Amortization of prior service cost	**4.9**	5.0	4.9	**0.1**	0.1	0.1
Curtailment loss	**—**	0.2	—	**—**	—	—
Recognized actuarial loss	**13.4**	19.6	15.4	**0.3**	0.4	0.3
Net pension expense	**$ 62.6**	$ 78.3	$ 71.7	**$3.4**	$3.6	$3.6

With the adoption of SFAS 158 in 2006, the Company now records all of the unrecognized prior service cost and net loss into AOCI in order to fully recognize the funded status of the plans. In 2005, the Company recorded $41.2 million (net of taxes of $24.4 million) in non-cash charges to equity in connection with the defined-benefit plans that the Company sponsors for eligible employees. The charge in 2005 can be partially attributed to the reduction of the discount rate and a change from the GAM83 mortality tables to the RP2000 tables.

The Company expects to contribute approximately $50 million and $2 million to the qualified and nonqualified defined-benefit pension plans, respectively, during 2008.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2007 are as follows (in millions):

	Qualified	Nonqualified
2008	$ 28.1	$ 2.0
2009	38.4	2.2
2010	50.1	2.2
2011	52.5	2.2
2012	57.5	2.4
2013 – 2017	$391.6	$14.2

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded, and at December 31, 2007 and 2006 was $101.7 million and $97.5 million, respectively. This liability was determined using an assumed discount rate of 6.00% and 5.75% at December 31, 2007 and 2006, respectively.

	2007	2006
Accumulated postretirement benefit obligation		
Beginning of year	**$ 97.5**	$82.1
Service cost	**4.6**	4.3
Interest cost	**6.3**	4.9
Amendments	**—**	8.7
Actuarial (gain) loss	**(4.4)**	(0.3)
Benefits paid	**(2.3)**	(2.2)
End of year	**$101.7**	$97.5

	2007	2006
Plan assets at fair value		
Beginning of year	**$ —**	$ —
Employer contributions	**2.3**	2.2
Benefits paid	**(2.3)**	(2.2)
End of year	**$ —**	$ —
Funded status (unfunded)	**$(101.7)**	$(97.5)

As of December 31, 2007 and 2006, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2007	2006
Accrued benefit liability-current	$ 4.7	$ 3.9
Accrued benefit liability-long term	97.0	93.6
Total liability recognized	$101.7	$97.5

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCI:

	2007	2006
Prior service cost	$ 1.0	$ 0.7
Net loss	22.2	29.1
Amount recognized in AOCI (pretax)	$23.2	$29.8

The estimated amortization of prior service cost (credit) and net loss from AOCI in 2008 is $(0.4) million and $0.9 million, respectively.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Service cost	$ 4.6	$ 4.3	$ 3.4
Interest cost	6.3	4.9	4.1
Expected return on assets	—	—	—
Amortization of prior service cost	(0.3)	4.4	(0.6)
Recognized actuarial loss	2.4	1.9	1.6
Net periodic benefit cost	$13.0	$15.5	$ 8.5

As this is a non-funded plan, the Company expects to contribute approximately $4.7 million to the postretirement medical benefits plan in 2008, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2007 are as follows (in millions):

2008	$ 4.7
2009	5.3
2010	6.0
2011	6.7
2012	7.0
2013 - 2017	42.6
Total payments	$72.3

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Change in service and interest cost			
1% higher trend rate	$ 1.6	$ 1.4	$ 1.2
1% lower trend rate	(1.4)	(1.2)	(1.0)
Change in year-end postretirement benefit obligation			
1% higher trend rate	$ 12.2	$ 12.3	$11.4
1% lower trend rate	(10.6)	(10.6)	(9.7)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $26.4 million, $24.4 million, and $22.9 million in 2007, 2006, and 2005, respectively.

In 2006, the Company established a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who were ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2007.

Employee Incentive-Pay Plans

Alaska and Horizon have four separate plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2007, 2006 and 2005 was $20.8 million, $36.8 million, $20.0 million, respectively. The plans are summarized below:

- The *Profit Sharing Plan* is based on Air Group profitability. Alaska's pilots, ramp service and clerical, office and passenger service employees, and certain Horizon employees participate in this plan.
- The *Variable Pay Plans* pay Alaska's mechanics and Alaska's flight attendants a percentage of their earnings as certain pretax margin levels are achieved.
- *Performance-Based Pay* is a program that rewards non-union employees and Alaska dispatchers, represented by TWU, based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 9. EARNINGS (LOSS) PER SHARE (EPS)

SFAS No. 128, Earnings Per Share, requires that companies use income from continuing operations before extraordinary items and the cumulative effect of an accounting change as the "control number" in determining whether potential common shares are dilutive or antidilutive. As the Company reported income before the accounting change in 2005, the potential common shares from the Company's common stock options and senior convertible notes are included in the calculation for diluted earnings (loss) per share (EPS). Diluted EPS is calculated by dividing net income (loss) by the average common shares outstanding plus additional common shares that would have been outstanding assuming the conversion of contingently convertible securities as of the beginning of the year and the exercise of in-the-money stock options, using the treasury-stock method. For the years in which the convertible securities are dilutive, the associated interest expense, net of tax, must be added back to the net income or loss. For the year ended December 31, 2005, the dilutive impact of common stock options and 5.8 million common shares that would have been outstanding upon conversion of the senior convertible notes were included in the calculations. In 2007, 2006, and 2005, 1.7 million, 2.5 million and 3.4 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive.

EPS calculations were as follows (in millions except per-share amounts):

	2007	2006	2005
Basic Earnings (Loss) Per Share			
Income (loss) before accounting change	**$ 125.0**	$ (52.6)	$ 84.5
Weighted-average shares outstanding	**40.125**	37.939	27.609
EPS before accounting change	**$ 3.12**	$ (1.39)	$ 3.06
Cumulative effect of accounting change, net of tax	**$ —**	$ —	$ (90.4)
Weighted-average shares outstanding	**40.125**	37.939	27.609
Per share cumulative effect of accounting change	**$ —**	$ —	$ (3.27)
Net income (loss)	**$ 125.0**	$ (52.6)	$ (5.9)
Weighted-average shares outstanding	**40.125**	37.939	27.609
EPS	**$ 3.12**	$ (1.39)	$ (0.21)
Diluted Earnings (Loss) Per Share			
Income (loss) before accounting change	**$ 125.0**	$ (52.6)	$ 84.5
Interest on convertible notes, net of tax	**NA**	NA	5.5
Diluted income (loss) before accounting change	**$ 125.0**	$ (52.6)	$ 90.0
Weighted-average shares outstanding	**40.424**	37.939	33.917
Diluted EPS before accounting change	**$ 3.09**	$ (1.39)	$ 2.65
Cumulative effect of accounting change, net of tax	**$ —**	$ —	$ (90.4)
Weighted-average shares outstanding	**40.424**	37.939	33.917
Per share cumulative effect of accounting change	**$ —**	$ —	$ (2.66)
Net income (loss)	**$ 125.0**	$ (52.6)	$ (5.9)
Interest on convertible notes, net of tax	**NA**	NA	5.5
Diluted income (loss)	**$ 125.0**	$ (52.6)	$ (0.4)
Weighted average shares outstanding	**40.424**	37.939	33.917
Diluted EPS	**$ 3.09**	$ (1.39)	$ (0.01)

NOTE 10. RESTRUCTURING CHARGES

In July 2006, Alaska reached new four-year agreements with approximately 3,700 clerical, office and passenger service employees and the ramp service and stores agents, all represented by the International Association of Machinists. These agreements included a signing bonus, in aggregate, of $1.9 million paid in July 2006, which is included in wages and benefits in the consolidated statement of operations, and an immediate 2% wage increase. Additionally, the agreements included a severance package offered to employees in the top four wage-scale steps that included cash payments based on years of service, one year of medical coverage after the severance date, and continued travel privileges for a period of time. The resulting charge was $21.0 million in 2006.

A new four-year contract with the Association of Flight Attendants for Alaska's approximately 2,500 flight attendants was ratified on April 26, 2006. Under this agreement, the Company paid a signing bonus, in aggregate, of $2.7 million in May 2006, which is included in wages and benefits in the consolidated statement of operations. The new agreement also included an immediate 3% pay increase. Additionally, Alaska offered a voluntary severance package to a number of flight attendants that included, among other things, a lump-sum payment of $2,000 per year of service up to a maximum of 25 years and continuing travel privileges. As a result, the Company recorded a restructuring charge of $3.8 million related to the severance amounts.

During the second quarter of 2005, Alaska contracted out ramp services at the Seattle-Tacoma International Airport. This event resulted in a reduction of approximately 475 employees in Seattle. Severance and related costs associated with this restructuring were originally estimated at $16.1 million, which was recorded in the second quarter of 2005.

The following table displays the activity and balance of the severance and related cost components of the Company's restructuring accrual as of and for the years ended December 31, 2007, 2006 and 2005 (in millions):

Accrual for Severance and Related Costs	2007	2006	2005
Balance at beginning of year	**$ 19.9**	$ 3.1	$ 38.7
Restructuring charges	**—**	32.4	16.1
Restructuring charge adjustments	**—**	(7.6)	(3.7)
Cash payments	**(19.2)**	(8.0)	(48.0)
Balance at end of year	**$ 0.7**	$19.9	$ 3.1

The Company will make the majority of the remaining cash payments in the first quarter of 2008. The accrual for severance and related costs is included in accrued wages, vacation and payroll taxes in the consolidated balance sheets.

During March 2005, the Company notified the Port of Oakland of its decision to terminate the lease for the Oakland hangar as part of its ongoing restructuring efforts. Accordingly, the Company recorded an impairment charge of $7.7 million in the first quarter of 2005 for the leasehold improvements that were abandoned as a result of the lease termination. Additionally, the Company recorded a charge of $0.3 million for certain costs associated with the lease termination, which have been paid.

NOTE 11. DETAIL OF OTHER FINANCIAL STATEMENT CAPTIONS

Receivables

Receivables consisted of the following at December 31 (in millions):

	2007	2006
Airline traffic receivables	**$ 59.4**	$ 59.5
Mileage Plan receivables	**39.0**	31.4
Receivables from fuel-hedging counterparties	**12.3**	4.8
Other receivables	**28.9**	41.4
Allowance for doubtful accounts	**(1.6)**	(2.9)
	$138.0	$134.2

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2007	2006
Prepaid aircraft rent	**$51.1**	$51.2
Prepaid fuel	**13.6**	14.2
Other	**20.7**	22.7
	$85.4	$88.1

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2007	2006
Restricted deposits (primarily restricted investments)	**$ 90.4**	$ 91.2
Deferred costs and other*	**36.1**	31.9
	$126.5	$123.1

* Deferred costs and other includes deferred financing costs, long-term prepaid rent, lease deposits and other items.

At December 31, 2007, the Company's restricted deposits were primarily restricted investments used to guarantee various letters of credit and workers' compensation self-insurance programs. The restricted investments consist of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates market.

Other Accrued Liabilities (current)

Other accrued liabilities consisted of the following at December 31 (in millions):

	2007	2006
Mileage Plan current liabilities	**$239.7**	$196.6
Pension liability (nonqualified plans)	**2.0**	2.0
Postretirement medical benefits liability	**4.7**	3.9
Other*	**202.1**	201.8
	$448.5	$404.3

* Other consists of property and transportation taxes and accruals related to ground operations, facilities rent, maintenance, and fuel, among other items.

Other Liabilities (noncurrent)

Other liabilities consisted of the following at December 31 (in millions):

	2007	2006
Pension liability (qualified plans)	**$146.3**	$215.4
Pension liability (nonqualified plans)	**32.9**	32.6
Postretirement medical benefits liability	**97.0**	93.6
Mileage Plan liability	**21.0**	20.7
FIN 48 tax liability (see Note 13)	**27.9**	—
Other*	**83.0**	113.3
	$408.1	$475.6

* Other consists of accrued aircraft rent, workers' compensation, and deferred credits on aircraft purchases, among other items.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at December 31 (in millions, net of tax):

	2007	2006
Unrealized loss (gain) on marketable securities considered available-for-sale	(3.1)	0.2
Related to pension plans	121.8	172.5
Related to postretirement medical benefits	14.6	18.7
	$133.3	$191.4

NOTE 12. STOCK-BASED COMPENSATION PLANS

As noted in Note 1, the Company adopted SFAS 123R, effective for all stock options granted beginning January 1, 2006. For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures.

Stock Options

The Company has stock option awards outstanding under a number of long-term incentive equity plans, only one of which (the 2004 Long-Term Incentive Equity Plan) continues to provide for the granting of options to purchase the Company's common stock at market prices on the date of grant to directors, officers and employees of the Company and its subsidiaries. Under the various plans, options for 7,513,563 shares have been granted and, at December 31, 2007, 632,411 shares were available for future grant of either options or stock awards. Under all plans, the stock options granted have terms of up to ten years. For all plans except the 1997 Long-term Incentive Equity Plan (1997 Plan), when options are exercised, new common shares are issued. When options granted under the 1997 Plan are exercised, shares are issued from the Company's treasury shares. The total number of outstanding options from the 1997 Plan as of December 31, 2007 is 448,995. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years. Compensation cost is amortized over the service period using the straight-line method.

The tables below summarize stock option activity for the year ended December 31, 2007:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (millions)
Outstanding, December 31, 2006	2,539,268	$32.08		
Granted	191,513	39.74		
Exercised	(110,655)	28.24		
Forfeited or expired	(132,265)	35.32		
Outstanding, December 31, 2007	2,487,861	$32.67	4.5	$1.3
Exercisable at December 31, 2007	**1,914,486**	**$31.72**	**3.5**	**$1.3**

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2007, 2006, and 2005:

	2007	2006	2005
Expected volatility	**43%**	44%	43%
Expected term	**6 years**	5.7 years	5 years
Risk-free interest rate	**4.79%**	4.70%	4.39%
Expected dividend yield	**—**	—	—
Weighted-average fair value of options granted	**$19.51**	$ 18.32	$14.38

The expected market price volatility of the common stock is based on the historical volatility over a time period commensurate with the expected term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the term nearest the expected term of the option at the time of grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected term of the options and the expected forfeiture rates are based on historical experience for various homogenous employee groups. Prior to the adoption of SFAS 123R, the expected term was based on an average historical term of all options and there was no estimate of forfeiture rate as forfeitures were accounted for when they occurred.

The Company recorded stock-based compensation expense related to stock options of $3.9 million ($2.6 million, net of tax) and $3.4 million ($2.5 million, net of tax) in 2007 and 2006, respectively. The total intrinsic value of options exercised during 2007 was $1.5 million. Cash received from option exercises during 2007 totaled $3.2 million. A total of 312,156 options vested during 2007 with an aggregate fair value of $3.9 million. As of December 31, 2007, $7.4 million of compensation cost associated with unvested stock option awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 2.6 years.

The following table summarizes stock options outstanding and exercisable at December 31, 2007 with their weighted-average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (Years)	Shares	Price Per Share
Outstanding:			
$10 to $20	4.8	192,255	$18.68
$21 to $28	5.0	589,308	26.21
$29 to $34	4.3	850,483	31.64
$35 to $45	5.3	695,615	39.78
$46 to $58	0.3	160,200	47.79
Options outstanding	4.5	2,487,861	$32.67

Range of Exercise prices	Shares	Price Per Share
Exercisable:		
$10 to $20	192,255	$18.68
$21 to $28	489,927	26.17
$29 to $34	699,476	31.42
$35 to $45	372,628	39.38
$46 to $58	160,200	47.79
Options exercisable	1,914,486	$31.72

Restricted Stock Awards

The Company grants restricted stock units (RSUs) under the 2004 Long-term Incentive Equity Plan. As of December 31, 2007, 534,201 total RSUs have been granted under this plan. The RSUs are non-voting and are not eligible for dividends. The fair value of the RSU awards is based on the closing price of the Company's common stock on the date of grant. Compensation cost for RSUs is recognized over three years from the date of grant as the awards "cliff vest" after three years. The Company recorded stock-based compensation expense related to RSUs of $5.3 million ($3.3 million after tax) and $3.8 million ($2.4 million after tax) in 2007 and 2006, respectively. These amounts are included in wages and benefits in the consolidated statements of operations.

The following table summarizes information about outstanding RSUs:

	Number of Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2006	**449,250**	$32.89
Granted	**69,726**	40.42
Vested	**(118,410)**	28.41
Forfeited	**(7,840)**	33.04
Non-vested at December 31, 2007	**392,726**	$35.57

As of December 31, 2007, $5.9 million of compensation cost associated with unvested restricted stock awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.6 years.

Performance Stock Awards

During the first quarter of 2007, the Company awarded Performance Share Unit awards (PSUs) to certain executives. PSUs are similar to RSUs, but vesting is based on a performance condition tied to the Company achieving a specified pretax margin over a three-year period. The PSU plan allows a portion of the PSUs to vest even if the specified pretax margin falls below the target, and additional shares to be granted if the margin target is exceeded, subject to a maximum. The Company intends to regularly review its assumptions about meeting the performance goal and expected vesting, and to adjust the related compensation expense accordingly. The Company recorded compensation expense related to PSUs of $0.4 million for the year ended December 31, 2007.

Employee Stock Purchase Plan

The Company sponsors an ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, employees can purchase Company common stock at 85% of the closing market price on the first day of the offering period or the quarterly purchase date, whichever is lower. Because of these attributes, the ESPP is considered compensatory under SFAS 123R and as such, compensation cost is recognized. Compensation cost for the Company's ESPP was $1.6 million and $1.0 million in 2007 and 2006, respectively. The grant date fair value is calculated using the Black-Scholes model in the same manner as the Company's option awards for 85% of the share award plus the intrinsic value of the 15% discount. Proceeds received from the issuance of shares are credited to stockholders' equity in the period in which the shares are issued. In 2007 and 2006, 126,584 shares and 93,342 shares, respectively, were purchased by Company employees under the ESPP, resulting in cash proceeds of $3.0 million and $2.4 million, respectively.

Summary of Stock-Based Compensation

The table below summarizes the components of total stock-based compensation for the years ended December 31, 2007 and 2006:

(In millions)	2007	2006
Stock options	$ 3.9	$3.4
Restricted stock units	5.3	3.8
Performance share units	0.4	—
Employee stock purchase plan	1.6	1.0
Total stock-based compensation	$11.2	$8.2

NOTE 13. INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. Under FIN 48, the impact of an uncertain income tax position must be recognized at the largest amount that is more likely than not of being sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company was subject to the provisions of FIN 48 as of January 1, 2007. Upon adoption, no cumulative effect of accounting change was necessary or recorded in the consolidated financial statements. The total amount of unrecognized tax benefits as of the date of adoption was $26.2 million. This number includes a $24.5 million increase in the tax liability and a corresponding increase in deferred tax assets for unrecognized tax benefits as a result of the implementation of FIN 48 and $1.7 million of tax benefits that, if recognized, would impact the effective tax rate.

Changes in the FIN 48 liability for unrecognized tax benefits during 2007 are as follows (in millions):

Upon transition to FIN 48 at January 1, 2007	$ 26.2
Gross increases—tax positions in prior period	—
Gross decreases—tax positions in prior period	(11.5)
Gross increases—current-period tax positions	13.2
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2007	$ 27.9

At December 31, 2007, the total amount of unrecognized tax benefits of $27.9 million includes $26.2 million recorded as a liability and a corresponding increase in deferred tax assets and $1.0 million of tax benefits that, if recognized, would impact the effective tax rate.

Accrued interest on tax positions is recorded as a component of interest expense. Total accrued interest on tax positions included in the FIN 48 liability was zero at January 1, 2007 and $0.7 million at December 31, 2007. No penalties were accrued at January 1, 2007 or at December 31, 2007.

The periods subject to examination for the Company's federal income tax returns are the 2003 through 2006 tax years; however, the 2003 tax return is subject to examination only to the extent of the net operating loss carryforwards from 2003 that were utilized in 2005. The periods subject to examination for the Company's major state income tax returns other than California are also the years 2003 through 2006. In California, the income tax years 2002 through 2006 remain open to examination.

The Company does not believe that it is reasonably possible that the total unrecognized tax benefit would significantly increase or decrease in the next 12 months. The FIN 48 liability for the Company's unrecognized tax benefit is classified in other liabilities (noncurrent) in the consolidated balance sheets. The Company anticipates that total unrecognized tax benefits will not materially decrease due to the expiration of the statute of limitations for tax years prior to December 31, 2007.

During the first quarter of 2007, the Company received a favorable decision in a matter with the State of California. As a result of the decision, the Company reduced its FIN 48 liability by $0.7 million, recorded a previously unrecognized tax benefit of $1.0 million, and accrued interest income of $1.5 million. The refund was received in August 2007.

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2007	2006
Excess of tax over book depreciation	**$ 431.7**	$ 466.0
Fuel hedge contracts	**30.9**	10.9
Other—net	**6.7**	7.7
Gross deferred tax liabilities	**469.3**	484.6
Mileage Plan	**(242.1)**	(204.0)
Alternative minimum tax	**(1.3)**	(9.6)
Leased aircraft return provision	**(2.7)**	(3.5)
Inventory obsolescence	**(19.2)**	(16.6)
Deferred revenue	**(22.1)**	(23.6)
Asset impairment	**—**	(89.6)
Employee benefits	**(128.6)**	(149.5)
Loss carryforwards*	**(1.2)**	(1.8)
Other—net	**(4.4)**	(6.0)
Gross deferred tax assets	**(421.6)**	(504.2)
Net deferred tax (assets) liabilities	**$ 47.7**	$ (19.6)
Current deferred tax asset	**$ (84.9)**	$(134.2)
Noncurrent deferred tax liability	**132.6**	114.6
Net deferred tax (asset) liability	**$ 47.7**	$ (19.6)

* State loss carryforwards of $32.6 million ($1.2 million tax effected) expire beginning in 2008 and ending in 2026.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2007. This conclusion is based on the expected future reversals of existing taxable temporary differences and does not rely on future taxable income. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

The components of income tax expense (benefit) were as follows (in millions):

	2007	2006	2005
Current tax expense (benefit):			
Federal	**$12.8**	$ 0.6	$ 2.1
State	**4.8**	2.4	0.8
Total current	**17.6**	3.0	2.9
Deferred tax expense (benefit):			
Federal	**55.5**	(31.6)	45.2
State	**3.5**	(6.6)	4.6
Total deferred	**59.0**	(38.2)	49.8
Total tax expense (benefit) related to income (loss) before accounting change	**$76.6**	$(35.2)	$52.7

In 2005, the deferred tax benefit related to the cumulative effect of the accounting change for federal and state income taxes was $48.9 million and $5.4 million, respectively.

Income tax expense (benefit) reconciles to the amount computed by applying the U.S. federal rate of 35% to income (loss) before income tax and accounting change as follows (in millions):

[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax and accounting change	**$201.6**	$(87.8)	$137.2
Expected tax expense (benefit)	**70.6**	(30.7)	48.0
Nondeductible expenses	**3.4**	3.0	2.4
State income taxes	**4.9**	(1.7)	3.5
Other—net*	**(2.3)**	(5.8)	(1.2)
Actual tax expense (benefit)	**$ 76.6**	$(35.2)	$ 52.7
Effective tax rate	**38.0%**	40.1%	38.4%

* In 2007, other-net includes $1.0 million of tax benefits due to a favorable decision in a matter with the State of California and $1.0 million of tax benefits related to the recognition of California income tax credit carryforwards. Other-net in 2006 includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006.

NOTE 14. FINANCIAL INSTRUMENTS

The majority of the Company's financial instruments are carried at fair value. Those include cash and cash equivalents, marketable securities (Note 4), securities lending collateral, restricted deposits (Note 11), and fuel hedge contracts (Note 3). The Company's long-term fixed-rate debt is not carried at fair value. The estimated fair value of the Company's long-term debt was as follows (in millions):

[illegible]	[illegible]	[illegible]
Long-term debt at December 31, 2007	**$1,300.5**	**$1,321.2**
Long-term debt at December 31, 2006	1,150.8	1,162.5

The fair value of cash equivalents and securities lending collateral approximates carrying values due to the short maturity of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Concentrations of Credit

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its fuel-hedging contracts and does not anticipate nonperformance by the counterparties.

The Company could realize a material loss in the event of nonperformance by any single counterparty to its fuel hedge positions. However, the Company enters into transactions only with large, well-known financial institution counterparties that have strong credit ratings. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2007 due to the frequency that settlement takes place and the dispersion across many industry and government segments.

NOTE 15. OPERATING SEGMENT INFORMATION

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, as amended (SFAS 131), requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has two primary operating and reporting segments, consisting of Alaska and Horizon. These segments are more fully described in Note 1 under Nature of Operations.

Financial information for Alaska and Horizon follows (in millions):

	2007	2006	2005
Operating revenues:			
Alaska—mainline(1)	**$2,788.5**	$2,676.1	$2,399.2
Alaska—purchased capacity(1)	**281.4**	16.4	16.9
Total Alaska	**$3,069.9**	$2,692.5	$2,416.1
Horizon	**718.4**	644.0	556.4
Other(2)	**1.1**	1.1	1.1
Elimination of inter-company revenues	**(283.4)**	(3.2)	1.7
Consolidated	**3,506.0**	3,334.4	2,975.3
Depreciation and amortization expense:			
Alaska(3)	**142.3**	137.8	125.4
Horizon	**33.9**	18.5	16.8
Other(2)	**1.2**	1.2	1.2
Consolidated	**177.4**	157.5	143.4
Interest income:			
Alaska(3)	**64.8**	56.3	32.5
Horizon	**4.5**	3.7	1.6
Other(2)	**—**	—	0.2
Elimination of inter-company accounts	**(15.4)**	(5.7)	(3.4)
Consolidated	**53.9**	54.3	30.9
Interest expense:			
Alaska(3)	**86.2**	73.3	51.2
Horizon	**16.6**	7.4	5.5
Other(2)	**0.6**	3.0	9.7
Elimination of inter-company accounts	**(15.4)**	(5.7)	(3.4)
Consolidated	**88.0**	78.0	63.0
Income (loss) before income tax and accounting change:			
Alaska—mainline	**237.4**	(94.3)	122.3
Alaska—purchased capacity	**(21.4)**	2.1	1.9
Total Alaska	**216.0**	(92.2)	124.2
Horizon	**(10.6)**	11.7	26.4
Other(2)	**(3.8)**	(7.3)	(13.4)
Consolidated	**201.6**	(87.8)	137.2

	2007	2006	2005
Capital expenditures(4):			
Alaska(3)	**606.5**	565.5	373.8
Horizon	**227.9**	116.6	43.1
Consolidated	**834.4**	682.1	416.9
Total assets at end of period:			
Alaska(3)	**4,221.1**	3,712.0	
Horizon	**629.0**	409.0	
Other(2)	**1,130.3**	916.8	
Elimination of inter-company accounts	**(1,489.5)**	(960.7)	
Consolidated	**$ 4,490.9**	$4,077.1	

(1) Alaska mainline revenue represents revenue from passengers aboard Alaska jets, freight and mail revenue, and all other revenue. Purchased capacity revenue represents that revenue earned by Alaska on capacity provided by Horizon and a small third party under a capacity purchase arrangement.

(2) Includes the parent company, Alaska Air Group, Inc., including its investments in Alaska and Horizon, which are eliminated in consolidation.

(3) There are no interest or depreciation expenses associated with purchased capacity flying at Alaska, nor are there any associated assets or capital expenditures.

(4) Capital expenditures include aircraft deposits, net of deposits returned.

NOTE 16. IMPACT OF STAFF ACCOUNTING BULLETIN NO. 108 (SAB 108)

In September 2006, the SEC issued SAB 108. SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to the Company's financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. The transition provisions of the bulletin permit the Company to adjust beginning retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company adopted SAB 108 in the fourth quarter of 2006, with an effective date of January 1, 2006. In accordance with the bulletin, the Company adjusted beginning retained earnings for 2006 in the accompanying consolidated financial statements for the items described below. Management of the Company considers these adjustments to be immaterial to prior periods.

Depreciation of Leasehold Improvements

The Company historically has depreciated substantially all leasehold improvements over the shorter of the lease term or their estimated economic useful life. However, leasehold improvements at airports were generally depreciated over their estimated useful lives. The Company followed the practice of depreciating leasehold improvements over the longer period due to the expectation that the underlying lease would be renewed for at least the period over which the leasehold improvements were being depreciated. In February 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued interpretive guidance clarifying its position that leasehold improvements in an operating lease should be depreciated by the lessee over the shorter of their economic lives or the remaining lease term, as defined in SFAS 13. Our airport lease agreements do not generally carry a renewal right in them, which is a key consideration for SFAS 13 "lease term" definitions.

The difference between the depreciation expense recorded and the depreciation expense that would have been recorded had the Company depreciated those leasehold improvements using the shorter life of the lease term was not material to the consolidated statements of operations in any individual year, nor was the accumulated difference deemed material to the

Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the accumulated depreciation of leasehold improvements to depreciate them over the shorter of their economic lives or the remaining lease term, the Company adjusted its beginning retained earnings for 2006.

Horizon Fleet Subsidy

In connection with the purchase of certain aircraft, the manufacturer paid Horizon a "market subsidy" payment as an inducement to purchase larger aircraft. This market subsidy was paid quarterly for seven years for Q200 aircraft and eight years for Q400 aircraft following delivery of the aircraft.

Previously, the fleet subsidy credit was recognized as the cash was received, i.e. over the payment period. However, upon further review, management determined that the correct method of accounting would have been to recognize the credit ratably over the full lease term of the aircraft, generally 15 to 17 years, rather than at the time of the cash payments.

The difference between the Company's historical accounting practice and the current practice for income statement recognition was not material to the consolidated statements of operations in any individual year, nor was the deferred credit that should have been recorded deemed material to the Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the amount of deferred credit recognized, the Company adjusted its beginning retained earnings for 2006.

Impact of Adjustments

The impact of each of the items noted above, net of tax, on 2006 beginning balances are presented below (in millions):

	[illegible]	[illegible]	[illegible]
Accumulated depreciation	$10.3	$ —	$ 10.3
Other liabilities	—	19.4	19.4
Deferred income taxes	(4.3)	(6.8)	(11.1)
Retained earnings	(6.0)	(12.6)	(18.6)
Total	$ —	$ —	$ —

NOTE 17. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2005, the Company changed its method of accounting for major airframe and engine overhauls from the *capitalize and amortize* method to the *direct expense* method. Under the former method, these costs were capitalized and amortized to maintenance expense over the shorter of the life of the overhaul or the remaining lease term. Under the *direct expense* method, overhaul costs are expensed as incurred. The Company believes that the *direct expense* method is preferable because it eliminates the judgment and estimation needed to determine overhaul versus repair allocations in maintenance activities. Additionally, the Company's approved maintenance program for the majority of its airframes now focuses more on shorter, but more frequent, maintenance visits. Management also believes that the *direct expense* method is the predominant method used in the airline industry. Accordingly, effective January 1, 2005, the Company wrote off the net book value of its previously capitalized airframe and engine overhauls for all aircraft resulting in a charge of $144.7 million pretax ($90.4 million after tax). The Company does not believe disclosing the effect of adopting the *direct expense* method on net income for 2005 provides meaningful information because of changes in the Company's maintenance program, including the execution of a "power-by-the-hour" engine maintenance agreement with a third party in late 2004.

NOTE 18. CONTINGENCIES

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August. It is likely that a decision from the arbitrator will not be issued until early to mid-2008.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2007, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our current and periodic reports filed with or submitted to the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our certifying officers, on a timely basis. Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective as of December 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2007, Alaska and Horizon converted to an integrated Human Resources, Benefits and Payroll system. Prior to the conversion, the companies operated on separate systems. There were no changes to the Company's internal control over financial reporting, including the changes described above, identified in management's evaluation during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of December 31, 2007, which report appears on page 99.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 19, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 19, 2008

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2007 (hereinafter referred to as our "2008 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. *Financial Statement Schedules*: Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2007, 2006 and 2005 on page 107.

2. *Exhibits*: See Exhibit Index on page 104.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER
William S. Ayer,
Chairman and Chief Executive Officer

Date: February 20, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 20, 2008 on behalf of the registrant and in the capacities indicated.

/s/ WILLIAM S. AYER **William S. Ayer**	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRADLEY D. TILDEN **Bradley D. Tilden**	Executive Vice President/Finance and Planning and Chief Financial Officer (Principal Financial Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Controller (Principal Accounting Officer)
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ MARK R. HAMILTON **Mark R. Hamilton**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director
/s/ RICHARD A. WIEN **Richard A. Wien**	Director

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents described in parentheses. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

3.1	Amended and Restated Certificate of Incorporation of Registrant (Filed as Exhibit 3(i) to Registrants Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 8, 2006 and incorporated herein by reference.)
3.2	Bylaws of Registrant, as amended December 14, 2007 (Filed as Exhibit 3(ii) to Registrant's Current Report on Form 8-K, filed on December 20, 2007 and incorporated herein by reference.)
10.1#	Credit Agreement, dated March 25, 2005, among Alaska Airlines, Inc., as borrower, Bank of America, N.A. as administrative agent, Citicorp USA, Inc. as syndication agent, U.S. Bank National Association as documentation agent, and other lenders (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005 and incorporated herein by reference.)
10.1.1†	First Amendment to March 25, 2005 Credit Agreement, dated September 29, 2005
10.1.2#	Second Amendment to March 25, 2005 Credit Agreement, dated April 25, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 8, 2007 and incorporated herein by reference.)
10.1.3	Third Amendment to March 25, 2005 Credit Agreement, dated July 30, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 7, 2007 and incorporated herein by reference.)
10.2#	Credit Agreement, dated October 19, 2005, among Alaska Airlines, Inc., as borrower, HSH Nordbank AG New York Branch, as security agent, and other loan participants (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.2.1†#	First Amendment to October 19, 2005 Credit Agreement, dated March 27, 2007
10.2.2†#	Second Amendment to October 19, 2005 Credit Agreement, dated November 26, 2007
10.3#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.4#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.5#	Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.6#	Lease Agreement, dated January 22, 1990, between International Lease Finance Corporation and Alaska Airlines, Inc., summaries of 19 substantially identical lease agreements and Letter Agreement #1, dated January 22, 1990 (Filed as Exhibit 10-14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, filed on April 11, 1991 and incorporated herein by reference.)

10.7†*	Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated November 30, 2007
10.8*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements (Filed as Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed on February 25, 2005 and incorporated herein by reference.)
10.8.1†*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement
10.8.2†*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement
10.8.3*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on February 14, 2008 and incorporated herein by reference.)
10.9*	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-87563, filed on September 22, 1999 and incorporated herein by reference.)
10.10*	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Filed as Exhibit 99.2 to Registrant's Registration Statement on Form S-8, Registration No. 333-39889, filed on November 10, 1997 and incorporated herein by reference.)
10.11*	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-09547, filed on August 5, 1996 and incorporated herein by reference.)
10.12*	Alaska Air Group, Inc. Non Employee Director Stock Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-33727, filed on August 15, 1997 and incorporated herein by reference.)
10.13*	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994 (Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed on February 10, 1998 and incorporated herein by reference.)
10.14*	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Filed as Exhibit 10.13 to Amendment No. 1 to Registrant's Registration Statement on Form S-1, Registration No. 333-107177, filed on September 23, 2003 and incorporated herein by reference.)
10.15*	Alaska Air Group, Inc. Change of Control Agreement dated October 27, 1999 (Filed as Exhibit 10.18 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, filed on February 25, 2000 and incorporated herein by reference.)
10.16†*	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007
10.17†*	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on January 1, 2005
10.18*	Employment, Retirement and Non-Compete Agreement by and between Kevin Finan and Alaska Airlines, Inc. (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on April 30, 2007 and incorporated herein by reference.)

10.18.1*	Consulting Agreement by and between Kevin Finan and Alaska Airlines, Inc. (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on April 30, 2007 and incorporated herein by reference.)
12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges
21†	Subsidiaries of Registrant
23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Filed herewith.

* Indicates management contract or compensatory plan or arrangement.

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

ALASKA AIR GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In Millions)	Beginning Balance	Additions Charged to Expense	Deductions	Ending Balance
Year Ended December 31, 2005				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 3.0	$1.2	$(1.5)	$ 2.7
Obsolescence allowance for flight equipment spare parts	$18.9	$5.9	$(4.1)	$20.7
Year Ended December 31, 2006				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.7	$1.6	$(1.4)	$ 2.9
Obsolescence allowance for flight equipment spare parts	$20.7	$3.6	$(3.8)	$20.5
Year Ended December 31, 2007				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.9	$1.6	$(2.9)	$ 1.6
Obsolescence allowance for flight equipment spare parts	$20.5	$5.5	$(1.4)	$24.6

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2007;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2008

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President & CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Bradley D. Tilden, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2007;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2008

By /s/ BRADLEY D. TILDEN

Bradley D. Tilden
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President & Chief Executive Officer

February 20, 2008

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley D. Tilden, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ BRADLEY D. TILDEN

Bradley D. Tilden
Chief Financial Officer

February 20, 2008

Reconciliation Between Adjusted Results and Amounts Calculated Under Generally Accepted Accounting Principles (GAAP)

Alaska Air Group, Inc.

	2007	2006	2005	2004	2003
Adjusted net income (loss before accounting change	$ 92.3	$ 137.7	$ 55.0	$ 5.2	$(30.8)
Government compensation, net of tax	—	—	—	—	44.3
Navigation fee recovery, net of tax	—	—	3.6	6.3	—
Mark-to-market hedging gains (losses), net of tax	32.7	(56.3)	38.6	31.7	—
Restructuring charges, net of tax	—	(15.5)	(12.7)	(31.8)	—
Fleet transition costs—Alaska, net of tax	—	(118.5)	—	—	—
Impairment charges, net of tax	—	—	—	(26.7)	—
GAAP net income (loss) before accounting change	$125.0	$ (52.6)	$ 84.5	$(15.3)	$ 13.5

Corporate Directory

Alaska Air Group Directors

William S. Ayer
Chairman, President & CEO
Alaska Air Group &
Alaska Airlines

Patricia M. Bedient
Executive Vice President &
CFO
Weyerhaeuser Company

Phyllis J. Campbell
President & CEO
The Seattle Foundation

Mark R. Hamilton
President
University of Alaska

Jessie J. Knight, Jr.
Executive Vice President,
External Affairs
Sempra Energy

R. Marc Langland
Chairman, President & CEO
Northrim Bank

Dennis F. Madsen
Chairman
Seatab Software

Byron I. Mallott
Senior Fellow
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

Richard A. Wien
Chairman & CEO
Florcraft, Inc.

BOARD COMMITTEE ASSIGNMENTS:

Audit:
Patricia M. Bedient, *Chair*
Mark R. Hamilton
Dennis F. Madsen

Compensation:
Phyllis J. Campbell, *Chair*
Jessie J. Knight, Jr.
Dennis F. Madsen

Governance & Nominating:
R. Marc Langland, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Safety:
Richard A. Wien, *Chair*
Mark R. Hamilton
Byron I. Mallott
J. Kenneth Thompson

Alaska Air Group Officers

William S. Ayer
Chairman, President &
CEO

Bradley D. Tilden
Executive Vice President,
Finance & Planning & CFO

Keith Loveless
Vice President, Legal &
Corporate Affairs, General
Counsel and Corporate
Secretary

Brandon S. Pedersen
Vice President,
Finance & Controller

John F. Schaefer, Jr.
Staff Vice President,
Finance & Treasurer

Alaska Airlines Officers

William S. Ayer
Chairman, President & CEO

EXECUTIVE VICE PRESIDENTS:

Glenn S. Johnson
Airport Services &
Maintenance & Engineering

Gregg A. Saretsky
Marketing & Flight

Bradley D. Tilden
Finance & Planning & CFO

SENIOR VICE PRESIDENTS:

William L. MacKay
Alaska

Robert M. Reeder
Information Technology
Services

VICE PRESIDENTS:

Gary L. Beck
Flight Operations

Jeffrey M. Bulter
Customer Service-Airports

Kelley J. Dobbs
Human Resources-Strategy,
Culture & Inclusion

Chris R. Glaeser
Safety

Dennis J. Hamel
Human Resources

Stephen B. Jarvis
Sales & Customer Experience

Keith Loveless
Legal & Corporate Affairs,
General Counsel &
Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Brandon S. Pedersen
Finance & Controller

Edward W. White
Corporate Real Estate

STAFF VICE PRESIDENTS:

Benito Minicucci
Seattle Operations

Thomas R. O'Grady
Commercial & Regulatory
Law, Deputy General
Counsel

John F. Schaefer, Jr.
Finance & Treasurer

Joseph A. Sprague
Inflight Services

Horizon Air Officers

Jeffrey D. Pinneo
President & CEO

SENIOR VICE PRESIDENTS:

Thomas M. Gerharter
Operations

Andrea L. Schneider
Customer Services

VICE PRESIDENTS:

Eugene C. Hahn
Flight Operations

Marne K. McCluskey
Employee Resources

Rudi H. Schmidt
Finance & Treasurer

Celia M. Sherbeck
Maintenance & Engineering

Arthur E. Thomas
Legal & Administration,
Corporate Secretary

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 92 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. Alaska, which accounts for about 81% of Air Group revenues, provides scheduled air service to 59 cities. In addition to its service to destinations in Alaska, Washington, Oregon, California, Nevada and Arizona, the airline flies to Boston, Chicago, Dallas, Denver, Miami, Orlando, Newark, Reagan National in Washington, D.C. and Lihu'e and Honolulu in Hawaii. Alaska also provides service to British Columbia in Canada, and to 10 destinations in Mexico. Its major hubs are Anchorage, Seattle, Portland and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon Air accounts for about 19% of Air Group revenues and provides air transportation to 47 destinations in California, Oregon, Washington, Idaho, Montana, Nevada, and British Columbia and Alberta, Canada. Its major hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 20, 2008

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)

ALASKA AIR GROUP, INC.
P.O. BOX 68947
SEATTLE, WA 98168

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Alaska Air Group, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Alaska Air Group, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ALASK1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ALASKA AIR GROUP, INC.

THE DIRECTORS RECOMMEND A VOTE "FOR" ITEMS 1 AND 2; AND "AGAINST" 3 THROUGH 5.

Vote on Directors

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:
01) William S. Ayer
02) Phyllis J. Campbell
03) Mark R. Hamilton
04) R. Marc Langland
05) Dennis F. Madsen
06) Byron I. Mallott

Vote on Proposals

	For	Against	Abstain
2. Board Proposal to Approve the Alaska Air Group, Inc. 2008 Performance Incentive Plan	☐	☐	☐
3. Stockholder Proposal to Amend Governance Documents Regarding Poison Pill	☐	☐	☐
4. Stockholder Proposal to Adopt Cumulative Voting	☐	☐	☐
5. Stockholder Proposal to Adopt Say on Executive Pay	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR items 1 and 2 and AGAINST items 3 through 5. If any other matters properly come before the meeting, or if cumulative voting is required, the person named in this proxy will vote in their discretion.

Signature [PLEASE SIGN WITHIN BOX] ______ Date ______

Signature (Joint Owners) ______ Date ______

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Form 10K Combo is available at www.proxyvote.com.

VOTING INSTRUCTION CARD FOR ALL STOCKHOLDERS EXCEPT PARTICIPANTS IN AIR GROUP 401(K) PLANS

ALASKA AIR GROUP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS

May 20, 2008

The stockholder hereby appoints William S. Ayer and Keith Loveless, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Alaska Air Group, Inc., that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 2:00 p.m. on Tuesday, May 20, 2008, at the Museum of Flight, 9404 E. Marginal Way So., Seattle, Washington, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF NOMINEES FOR THE BOARD OF DIRECTORS AND THE APPROVAL OF THE ALASKA AIR GROUP, INC. 2008 PERFORMANCE INCENTIVE PLAN LISTED ON THE REVERSE SIDE AND AGAINST PROPOSALS 3 THROUGH 5.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE OR BY VOTING OVER THE INTERNET OR BY TELEPHONE.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE


an Diego
550
AM
AM
Horizon

Alaska Air Group

P.O. Box 68947 • Seattle, WA 98168-0947

www.alaskaair.com
Alaska Airlines Reservations
1-800-ALASKAAIR (252-7522)

www.horizonair.com
Horizon Air Reservations
1-800-547-9308

END